Exhibit 99.1
WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
Report on the separate financial statements
We have reviewed the accompanying separate financial statements of Woori finance holdings Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of September 30, 2011 and December 31, 2010, and the related separate statements of comprehensive income for the three months and nine months ended September 30, 2011 and 2010, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the separate financial statements
The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Independent accountants’ responsibility
Our responsibility is to express a conclusion on the accompanying separate financial statements based on our review.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Review conclusion
Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company do not present fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting, and the requirements of K-IFRS 1101, First-time Adoption of Korean International Financial Reporting Standards, relevant to interim financial reporting.
November 25, 2011
Notice to Readers
This report is effective as of November 25, 2011, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying separate financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	September 30,		December 31,		September 30,		December 31,
	2011		2010		2011		2010
	(In millions)				(In thousands)
ASSETS

Cash and cash equivalents (Notes 5 and 25)	~~W~~	96,268	~~W~~	65,346	US$	81,618	US$	55,401
Loans and receivables (Notes 4, 6, 7 and 25)		182,569		155,209		154,785		131,589
Investments in subsidiaries and associates (Note 8)		17,493,228		17,383,228		14,831,054		14,737,794
Fixed assets (Notes 9 and 24)		550		593		465		503
Intangible assets (Note 10)		30		34		26		29
Other assets (Notes 11, 14 and 25)		2,395		3,370		2,031		2,857
Deferred tax assets (Note 21)		842		1,128		714		956

	~~W~~	17,775,882	~~W~~	17,608,908	US$	15,070,693	US$	14,929,129

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Debentures (Notes 4, 7 and 13)	~~W~~	3,654,830	~~W~~	3,654,843	US$	3,098,627	US$	3,098,638
Retirement benefit obligation (Notes 14 and 25)		1,487		—		1,261		—
Current tax liability (Note 21)		124,459		124,079		105,518		105,196
Other financial liabilities (Notes 7, 12 and 25)		31,257		23,889		26,500		20,253
Other liabilities (Note 12)		1,746		1,926		1,481		1,633

		3,813,779		3,804,737		3,233,387		3,225,720

SHAREHOLDERS’ EQUITY

Common stock (Note 15)	~~W~~	4,030,077	~~W~~	4,030,077	US$	3,416,767	US$	3,416,767
Capital surplus (Note 15)		109,025		109,025		92,433		92,433
Other equity (Note 16)		(18)		(18)		(15)		(15)
Retained earnings (Note 17)		9,823,019		9,665,087		8,328,121		8,194,224

		13,962,103		13,804,171		11,837,306		11,703,409

	~~W~~	17,775,882	~~W~~	17,608,908	US$	15,070,693	US$	14,929,129

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	Korean Won								Translation into U.S. dollars (Note 2)
	2011				2010				2011				2010
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30
	(In millions, except for earning per share data)								(In thousands, except for earning per share data)
NET INTEREST INCOME (EXPENSE) (Notes 18 and 25)
Interest income	~~W~~	1,893	~~W~~	5,093	~~W~~	2,864	~~W~~	8,296	US$	1,605	US$	4,318	US$	2,428	US$	7,033
Interest expense		55,277		168,315		62,141		184,449		46,865		142,700		52,684		156,378

		(53,384)		(163,222)		(59,277)		(176,153)		(45,260)		(138,382)		(50,256)		(149,345)

NET FEES INCOME (Note 25)
Fees income		15,036		50,662		17,812		17,813		12,748		42,952		15,102		15,102
Fees expense		1,460		5,971		710		4,216		1,238		5,062		602		3,574

		13,576		44,691		17,102		13,597		11,510		37,890		14,500		11,528

DIVIDEND INCOME (Note 25)		—		516,008		—		407,130		—		437,480		—		345,172
REVERSAL OF IMPAIRMENT LOSS ON CREDIT LOSS (Note 20)		—		—		—		242		—		—		—		205
OTHER NET OPREATING EXPENSES (Notes 19 and 25)		(12,362)		(37,755)		(9,515)		(25,620)		(10,481)		(32,010)		(8,068)		(21,722)

OPERATING INCOME (LOSS) (Note 23)		(52,170)		359,722		(51,690)		219,196		(44,231)		304,978		(43,824)		185,838
NON-OPERATING INCOME		—		—		—		—		—		—		—		—

INCOME (LOSS) BEFORE INCOME TAX		(52,170)		359,722		(51,690)		219,196		(44,231)		304,978		(43,824)		185,838
INCOME TAX EXPENSE (INCOME) (Note 21)		106		286		61		(1,149)		90		242		51		(974)

NET INCOME (LOSS)	~~W~~	(52,276)	~~W~~	359,436	~~W~~	(51,751)	~~W~~	220,345	US$	(44,321)	US$	304,736	US$	(43,875)	US$	186,812

OTHER COMPREHENSIVE INCOME, NET OF TAX	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	US$	—	US$	—	US$	—	US$	—

COMPREHENSIVE NET INCOME (LOSS)	~~W~~	(52,276)	~~W~~	359,436	~~W~~	(51,751)	~~W~~	220,345	US$	(44,321)	US$	304,736	US$	(43,875)	US$	186,812
EARNING(LOSS) PER SHARE (Note 22)
Basic and diluted	~~W~~	(65)	~~W~~	446	~~W~~	(64)	~~W~~	273	US$	(0.06)	US$	0.38	US$	(0.05)	US$	0.23

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	Korean Won
	Common		Capital				Retained
	stock		surplus		Other equity		earnings		Total
	(in millions)
January 1, 2010	~~W~~	4,030,077	~~W~~	109,025	~~W~~	(18)	~~W~~	9,581,678	~~W~~	13,720,762
Dividends		—		—		—		(80,601)		(80,601)
Net income		—		—		—		220,345		220,345

September 30, 2010	~~W~~	4,030,077	~~W~~	109,025	~~W~~	(18)	~~W~~	9,721,422	~~W~~	13,860,506

January 1, 2011	~~W~~	4,030,077	~~W~~	109,025	~~W~~	(18)	~~W~~	9,665,087	~~W~~	13,804,171
Dividends		—		—		—		(201,504)		(201,504)
Net income		—		—		—		359,436		359,436

September 30, 2011	~~W~~	4,030,077	~~W~~	109,025	~~W~~	(18)	~~W~~	9,823,019	~~W~~	13,962,103

	Translation into U.S. dollars (Note 2)
	Common		Capital				Retained
	stock		surplus		Other equity		earnings		Total
	(in thousands)
January 1, 2010	US$	3,416,767	US$	92,433	US$	(15)	US$	8,123,508	US$	11,632,693
Dividends		—		—		—		(68,335)		(68,335)
Net income		—		—		—		186,812		186,812

September 30, 2010	US$	3,416,767	US$	92,433	US$	(15)	US$	8,241,985	US$	11,751,170

January 1, 2011	US$	3,416,767	US$	92,433	US$	(15)	US$	8,194,224	US$	11,703,409
Dividends		—		—		—		(170,839)		(170,839)
Net income		—		—		—		304,736		304,736

September 30, 2011	US$	3,416,767	US$	92,433	US$	(15)	US$	8,328,121	US$	11,837,306

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	Nine months ended				Nine months ended
	September 30				September 30
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	359,436	~~W~~	220,345	US$	304,736	US$	186,812
Adjustment to net income:		(350,613)		(231,328)		(297,257)		(196,125)
Income tax expense (income)		286		(1,149)		242		(974)
Interest income		(5,093)		(8,296)		(4,318)		(7,033)
Interest expense		168,315		184,449		142,700		156,378
Dividend income		(516,008)		(407,130)		(437,480)		(345,172)
Depreciation		248		196		210		166
Amortization		4		6		3		5
Retirement benefit		1,635		838		1,386		710
Reversal of impairment loss on credit loss		—		(242)		—		(205)

Changes in operating assets and liabilities:		(17,731)		23,235		(15,030)		19,700
Decrease (increase) in loans and receivables		(17,174)		21,697		(14,560)		18,395
Decrease (increase) in other assets		975		(2,164)		827		(1,835)
Increase (decrease) in retirement benefit obligation		(148)		537		(125)		455
Increase (decrease) in other financial liabilities		(1,203)		1,507		(1,020)		1,279
Increase (decrease) in other liabilities		(181)		1,658		(152)		1,406

Cash received from operating activities:		353,660		232,823		299,839		197,392
Interest income received		4,365		8,227		3,701		6,975
Interest expense paid		(166,713)		(182,534)		(141,342)		(154,755)
Dividend income received		516,008		407,130		437,480		345,172

Net cash provided by operating activities		344,752		245,075		292,288		207,779

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	Nine months ended				Nine months ended
	September 30				September 30
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investments in subsidiaries and associates	~~W~~	110,000	~~W~~	33,150	US$	93,260	US$	28,105
Acquisition of fixed assets		205		16		174		14
Acquisition of intangible assets		—		19		—		16

Net cash used in investing activities		(110,205)		(33,185)		(93,434)		(28,135)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debentures		657,878		548,396		557,760		464,939
Increase in borrowings		10,000		100,000		8,478		84,782
Redemption of debentures		(660,000)		(550,000)		(559,559)		(466,299)
Redemption of borrowings		(10,000)		(160,000)		(8,478)		(135,651)
Payment of dividends		(201,503)		(80,601)		(170,838)		(68,335)

Net cash used in financing activities		(203,625)		(142,205)		(172,637)		(120,564)

NET INCREASE IN CASH AND CASH EQUIVALENTS		30,922		69,685		26,217		59,080

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		65,346		23,267		55,401		19,726

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	~~W~~	96,268	~~W~~	92,952	US$	81,618	US$	78,806

See accompanying notes to separate financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
WOORI FINANCE HOLDINGS CO., LTD.
1. GENERAL
Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 131 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of September 30, 2011.
As its incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of September 30, 2011, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership).
On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES
(1) Basis of presentation financial statements
The Company has adopted the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), September 30, 2010 and December 31, 2010, and comprehensive income for the three months and nine months ended September 30, 2010 and the year ended December 31, 2010 of the Company is provided in Note 26 “Transition Effects of K-IFRS.”
The Company maintains its official accounting records in Korean Won and prepares separate financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these separate financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying separate financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company was incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,179.50 to US$ 1.00 at September 30, 2011, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at this or any other rate.
The Company’s interim separate financial statements for the nine months ended September 30, 2011, the period presented in the first K-IFRS financial statement, are prepared in accordance with K-IFRS 1034 Interim Financial Reporting.

Additional announcement of K-IFRS and interpretations which would be adopted since 2011 or 2012 but can be early adopted, may occur. Accordingly, accounting policies that are used for the preparation of the interim separate financial statements may be different from the policies that are used for the preparation of the first annual financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRS are in progress, and the financial information presented in the interim financial statements may change accordingly in the first annual financial statements.
Major accounting policies used for the preparation of the interim separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.
The Company’s financial statement has been filled out based on the historical cost method except for specific non-current assets and financial assets. The historical cost is generally measured by fair value of acquired assets.
The Company is measuring items in financial statements by using the currency functional currency in the major economic environment in which operating activities occur, and the functional currency is Korean Won.
(2) Investment in subsidiaries, jointly controlled entities and associates
The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements, K-IFRS 1028 Investments in Associates and K-IFRS 1031 Interests in Joint Ventures. The separate financial statements present the investment in subsidiaries, jointly controlled entities or associates, based on the acquisition cost. The Company accounts for the investments in subsidiaries, jointly controlled entities or associates at cost, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. The Company recognizes dividends from subsidiaries, jointly controlled entities or associates in profit or loss in the separate financial statements when its right to receive the dividend is established.
When there is indication of impairment, the entire carrying amount of investment (including goodwill) in a subsidiary, a jointly controlled entity or an associate is tested for impairment in accordance K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of fair value less costs to sell and value in use) with its carrying amount. An impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.
(3) Fixed Assets
Fixed assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of fixed assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Subsequent costs to replace part of the fixed assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.
Fixed assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Estimated useful lives
Structures in leased office	4 to 5 years
Properties for business purposes	4 to 5 years

The Company reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.
(4) Intangible assets
Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
(5) Impairment of non-financial assets
Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Company estimates the recoverable amount. Recoverable amount is measured by the higher value between net fair value and utility value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.
(6) Financial assets and financial liabilities
1) Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: ‘financial assets at fair value through profit or loss (“FVTPL”)’, ‘loans and receivables’, ‘available-for-sale (“AFS”) financial assets’ and ‘held-to-maturity (“HTM”) financial assets.’
a) Financial assets at FVTPL
Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition.
All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.
A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:
•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
•
the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•
it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire hybrid (combined) contract to be designated as at FVTPL

b) Loans and receivables
Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
c) AFS financial assets
Non —derivatives financial assets that are not classified as at held-to maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at AFS.

d) HTM financial assets
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity.
2) Classification of financial liabilities
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.
a) Financial liabilities at FVTPL
Financial liabilities as at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL.
All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.
The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.
b) Financial liabilities measured at amortized costs
Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.
3) Recognition and Measurement
The Company recognizes a financial asset at trade date. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.
Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. Held-to-maturity financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.
Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Changes in the fair value of AFS monetary assets denominated in a foreign currency are comprised of exchange differences on amortized costs and other carrying value fluctuation. Exchange differences on AFS monetary assets are recognized in profit or loss and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.
Dividends income of financial assets at FVTPL and AFS financial assets is recognized in profit or loss when the Company’s right to receive the dividend is established.
Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to profit or loss.
4) Derecognition of financial assets
The Company derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(7) Offsetting financial instruments
Financial assets and liabilities are presented net in the statement of financial position when the Company has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.
(8) Impairment of the financial assets
1) Assets measured at amortized costs
The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected .
The criteria used to determine whether there is loss event include:
•	significant financial difficulty of the issuer or obligor; or

•	a breach of contract, such as a default or delinquency in interest or principal payments; or

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; or

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for the financial asset due to financial difficulties; or
•
observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Company assesses whether loss event exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no loss event exists for financial assets individually assessed, the Company includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Company recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.
The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in profit or loss.
For loans and receivables or held-to-maturity financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.
Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.
Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.
For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.
When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in profit or loss.
2) AFS financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that the Company’s financial asset (or a group of financial assets) is impaired. For debt securities, the Company uses the criteria refer to (8)-1) above.
For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below cost objective evidence of impairment. The Company recognizes other comprehensive loss when the current fair value of the AFS financial asset is decreased. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in profit or loss as an impairment loss. For AFS equity instruments, impairment losses recognized in profit or loss are not reversed through profit or loss. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in profit or loss.
(9) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.
(10) Capital stock
Common stock is classified as equity and mandatorily redeemable preferred stock is classified as a liability. Direct expenses relevant to issuance of new stock and stock option are recognized as a deduction from equity, net of tax effects.
When the Company purchases its common stock (treasury stock), payment including direct transaction cost (net of tax effects) is recognized as a deduction from the Company’s equity until the common stock is disposed of or reissued. In the case of reissuance of the treasury stock, received amount (net of direct transaction costs and relevant tax effects) is included in equity attributable to the Company’s shareholders.
(11) Revenue recognition
The Company’s revenue includes brand royalty income. If the Company can measure the amounts of revenue reliably and it is probable that future economic benefits can flow to the Company, revenue is recognized on an accrual basis in accordance with the economic substance of the relevant contract.
(12) Income tax expense
Income tax consists of current and deferred income tax. Income tax is recognized in profit or loss except when it relates to elements recognized in other comprehensive income or directly in equity. Financial liabilities (assets) at FVTPL is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date — the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled — or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.
Deferred tax assets in accordance with the related investments in subsidiaries and associates are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the expected future temporary difference does not reverse.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities are relevant to income taxes levied by the same taxation authorities.
In accordance with the Korean Corporate Tax Act, the Company and its 100%-owned domestic subsidiaries have filed a consolidated tax return. Accordingly, the Company recognizes total corporate income tax due that it will pay on behalf of its subsidiaries as a current tax liability and the amounts due from subsidiaries as loans and receivables.
(13) Employee benefits
1) Short-term employee benefits
The Company recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Company may have no legal obligation to pay a bonus, considering some cases, the Company has a practice of paying bonuses. In such cases, the entity has a constructive obligation, and thus the Company recognizes expenses and liabilities when the employees render service.
2) Retirement benefits
The Company operates defined benefit plans.
For defined benefit plans, the liability recognized in the statement of financial position is the present value of the current defined benefit obligation at the date of the statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.
The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.
Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.
(14) Interest income and expense recognition
Interest income and expense from held-to-maturity financial assets, loans and receivables, and other financial liabilities measured at amortized cost, are recognized on an accrual basis using the effective interest method.
Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.
(15) Earnings per share (“EPS”)
Basic earnings per share is calculated by dividing net income from statement of comprehensive income by the number of outstanding common shares, and diluted EPS is calculated by adjusting earnings and number of shares for the effects of all dilutive potential common shares.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS
The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.
(1) Income taxes
The Company estimates income tax provision based on its operating activities through September 30, 2011 as current and deferred income taxes. The actual income taxes payment may differ from the income tax provision recognized and the difference could be material.
(2) Fair value of financial instruments
The fair value of financial instruments that are not traded in active markets is established by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and make assumptions based on the market conditions as of September 30, 2011.
(3) Impairment loss on financial assets
The Company recognizes impairment losses on financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.
4. RISK MANAGEMENT
The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or to manage the risks.
The Company’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.
The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.
The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.
(1) Credit risk
Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.
1) Credit risk management
In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss. The Company uses credit rating model to assess the possibility of counterparty’s default risk and which the model is

2) Credit line management
The Company establishes the appropriate credit line per co-obligor, company and industry to manage credit risk and considers the management of co-obligors, total exposures and loan portfolios when a loan is approved.
3) Credit risk mitigation
The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Company has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Company regularly performs a revaluation of collateral reflecting such credit risk mitigation.
4) Maximum exposure to credit risk
The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	September 30, 2011
	Banks		Companies		Total
Loans neither overdue nor impaired	~~W~~	153,896	~~W~~	28,679	~~W~~	182,575
Loans overdue but not impaired		—		—		—
Impaired loans		—		—		—

Total		153,896		28,679		182,575

Provisions for bad debts		—		6		6

Net amount	~~W~~	153,896	~~W~~	28,673	~~W~~	182,569

	December 31, 2010
	Banks		Companies		Total
Loans neither overdue nor impaired	~~W~~	142,653	~~W~~	12,562	~~W~~	155,215
Loans overdue but not impaired		—		—		—
Impaired loans		—		—		—

Total		142,653		12,562		155,215

Provisions for bad debts		—		6		6

Net amount	~~W~~	142,653	~~W~~	12,556	~~W~~	155,209

Above financial assets are all maintained at or above the permissible level of credit rating.

(2) Market risk
Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.
1) Market risk management
For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks: measuring parameters and evaluating their appropriateness.
2) Market risk measurement
The Company uses both a standard and an internal model-based approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and it is used to measure internal risk.
3) Risk limit management
As of September 30, 2011 and December 31, 2010, the Company is not exposed to market risk in connection with trading activities.
4) Sensitivity analysis of market risk
The Company performs the market risk sensitivity for trading and non-trading activities.
As of September 30, 2011 and December 31, 2010, the Company is exposed only to interest rate risk from non-trading activities.
Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

September 30, 2011				December 31, 2010
EaR		VaR		EaR		VaR
~~W~~	(35,118)	~~W~~	(147,419)	~~W~~	(22,702)	~~W~~	(168,350)
5) Other market risk
The Company’s Cash flows maturities as of September 30, 2011 and December 31, 2010 are as follows: (Unit: Korean Won in millions):

				Within 3		3 to 6		6 to 9		9 to 12		1 to 5
		Total		months		months		months		months		years
September 30, 2011	Loans and receivables	~~W~~	1,003	~~W~~	1,003	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
	Debentures		4,084,199		579,254		140,894		259,160		285,467		2,819,424

December 31, 2010	Loans and receivables		1,044		—		—		—		1,044		—
	Debentures		4,153,983		50,596		368,866		263,363		570,492		2,900,666
Cash flows in the table above include both principal and interest.

(3) Liquidity risk
Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is to prevent potential cash shortage as a result of the mismatching of uses of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. All assets and liabilities on the statement of financial position and derivative financial instruments off-balance sheet are subject to liquidity risk management.
Assets and liabilities are grouped by respective accounts under Asset Liability Management (“ALM”) in accordance with the characteristics of the accounts. The Company manages liquidity risk by identifying the maturity gap and gap ratio through various cash flows analysis (i.e. based on remaining maturity, contract period, etc.); while maintaining the gap ratio at or below the an set limit.
2) Maturity analysis of non-derivative financial liabilities
The Company’s maturity analysis of non-derivative financial liabilities, according to the remaining maturity as of September 30, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

				Within 3		3 to 6		6 to 9		9 to 12		1 to 5
		Total		months		months		months		months		years
September 30, 2011	Debentures Other financial liabilities	~~W~~	4,084,199	~~W~~	579,254	~~W~~	140,894	~~W~~	259,160	~~W~~	285,467	~~W~~	2,819,424
			31,257		31,257		—		—		—		—

December 31, 2010	Debentures Other financial liabilities		4,153,983		50,596		368,866		263,363		570,492		2,900,666
			23,889		23,889		—		—		—		—
Above maturity analysis assumes that the contractual maturity is the same as the expected maturity and includes both principal and interest cash flows.
(4) Capital risk management
Pursuant to Financial Holding Company Supervisory Regulation, The Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for bad debt’; and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for bad debt’, for capital risk management purposes.
Debt ratio and dual leverage ratio is as follows:

September 30, 2011		December 31, 2010
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
27.32%	125.30%	27.56%	125.93%
5. CASH AND CASH EQUIVALENTS
Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Demand deposit	~~W~~	26,077	~~W~~	65,346
Term deposit		70,191		—

	~~W~~	96,268	~~W~~	65,346

6. LOANS AND RECEIVABLES
(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Deposits	~~W~~	—	~~W~~	98
Loans		1,000		1,000
Provisions for bad debts		(6)		(6)
Receivables		147,573		124,491
Accrued income		146		40
Telex and telephone subscription rights		—		25
Refundable rent deposits		36,175		32,502
Present value discount on refundable deposits		(2,319)		(2,941)

	~~W~~	182,569	~~W~~	155,209

(2) Details of changes in provisions for bad debts are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Beginning balance	~~W~~	6	~~W~~	849
Reversal		—		(843)

Ending balance	~~W~~	6	~~W~~	6

(3) In accordance with the Regulations for Supervision of Financial holding Companies, if provision for credit loss under K-IFRS for the accounting purpose short falls in those for the regulatory purpose, the Company discloses such short fall amount as regulatory planned reserve for bad debts.
(4) Regulatory planned reserve for bad debt reserve is as follows (Unit: Korean Won in millions)

	September 30, 2011		December 31, 2010
Reserves for bad debts	~~W~~	110	~~W~~	1
(5) Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share)

	Nine months ended
	September 30, 2011
Reserve provided	~~W~~	109
Net income after the reserve provide		359,327
Earnings per share after the reserve provided	~~W~~	446

7. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		September 30, 2011				December 31, 2010
		Fair Value		Book Value		Fair Value		Book Value
Financial assets	Loans and receivables (*1)	~~W~~	182,569	~~W~~	182,569	~~W~~	155,209	~~W~~	155,209
Financial liabilities	Debentures		3,741,187		3,654,830		3,798,124		3,654,843
	Other financial liabilities (*1)		31,257		31,257		23,889		23,889

		~~W~~	3,772,444	~~W~~	3,686,087	~~W~~	3,822,013	~~W~~	3,678,732

(*1)	As the Company considers the difference between the book value to be no significant differences, it uses book value the relevant fair value of financial assets and liabilities.
8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES
Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

			September 30, 2011			December 31, 2010
			Ownership	Carrying		Ownership	Carrying
Company	Country	Year-end date	(%)	value		(%)	value
Woori Bank	Korea	December 31	100.0	~~W~~	13,621,824	100.0	~~W~~	13,621,824
Kwangju Bank	”	December 31	99.9		976,284	99.9		976,284
Kyongnam Bank	”	December 31	99.9		1,443,661	99.9		1,443,661
Woori FIS Co., Ltd. (*1)	”	December 31	100.0		15,013	100.0		15,013
Woori Investment Securities Co., Ltd.	”	March 31	35.0		754,782	35.0		754,782
Woori F&I Co., Ltd.	”	December 31	100.0		166,563	100.0		166,563
Woori Asset Management Co., Ltd.	”	March 31	100.0		67,456	100.0		67,456
Woori Private Equity Co., Ltd.	”	December 31	100.0		24,246	100.0		24,246
Woori Financial Co., Ltd.	”	December 31	52.5		207,346	52.5		207,346
Woori Aviva Life Insurance Co., Ltd. (*2)	”	March 31	51.6		106,053	51.6		106,053
Woori FG Savings Bank (*3)	”	June 30	100.0		110,000	—		—

				~~W~~	17,493,228		~~W~~	17,383,228

(*1)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. on May 1, 2011.

(*2)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.

(*3)	Woori FG Savings Bank, a 100% owned subsidiary, was established for the three months period ended September 30, 2011.

9. FIXED ASSETS
(1) Details of fixed assets are as follows (Unit: Korean Won in millions):

	September 30, 2011
	Properties for		Structures in leased
	business purposes		office		Total
Acquisition cost	~~W~~	1,684	~~W~~	533	~~W~~	2,217
Accumulated depreciation		(1,329)		(338)		(1,667)

	~~W~~	355	~~W~~	195	~~W~~	550

	December 31, 2010
	Properties for		Structures in leased
	business purposes		office		Total
Acquisition cost	~~W~~	1,699	~~W~~	433	~~W~~	2,132
Accumulated depreciation		(1,243)		(296)		(1,539)

	~~W~~	456	~~W~~	137	~~W~~	593

(2) Details of changes in fixed assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2011
	Properties for		Structures in leased
	business purposes		office		Total
Beginning balance	~~W~~	456	~~W~~	137	~~W~~	593
Acquisition		107		98		205
Depreciation		(208)		(40)		(248)

Ending balance	~~W~~	355	~~W~~	195	~~W~~	550

	For the year ended December 31, 2010
	Properties for		Structures in leased
	business purposes		office		Total
Beginning balance	~~W~~	552	~~W~~	132	~~W~~	684
Acquisition		123		49		172
Depreciation		(219)		(44)		(263)

Ending balance	~~W~~	456	~~W~~	137	~~W~~	593

10. INTANGIBLE ASSETS
(1) Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2011
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Acquisition cost	~~W~~	38	~~W~~	107	~~W~~	15	~~W~~	160
Accumulated depreciation		(36)		(94)		—		(130)

	~~W~~	2	~~W~~	13	~~W~~	15	~~W~~	30

	December 31, 2010
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Acquisition cost	~~W~~	38	~~W~~	107	~~W~~	15	~~W~~	160
Accumulated depreciation		(36)		(90)		—		(126)

		2	~~W~~	17	~~W~~	15	~~W~~	34

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2011
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Beginning balance	~~W~~	2	~~W~~	17	~~W~~	15	~~W~~	34
Amortization		—		(4)		—		(4)

Ending balance	~~W~~	2	~~W~~	13	~~W~~	15	~~W~~	30

	For the year ended December 31, 2010
	Computer		Industrial		Membership
	software		property rights		deposit		Total
Beginning balance	~~W~~	3	~~W~~	6	~~W~~	15	~~W~~	24
Acquisition		—		19		—		19
Amortization		(1)		(8)		—		(9)

Ending balance	~~W~~	2	~~W~~	17	~~W~~	15	~~W~~	34

11. OTHER ASSETS
Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Prepaid expenses	~~W~~	2,395	~~W~~	3,236
Plan assets (Note 14)		—		134

	~~W~~	2,395	~~W~~	3,370

12. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Other financial liabilities
Accounts payables	~~W~~	9,711	~~W~~	2,102
Accrued expenses		21,439		21,701
Withholdings		107		86

Total	~~W~~	31,257	~~W~~	23,889

Other liabilities
Withholding taxes		1,560		1,796
Others		186		130

Total	~~W~~	1,746	~~W~~	1,926

13. DEBENTURES AND BORROWINGS
(1) Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance	Annual		September 30,		December 31,
	date	interest rate (%)	Maturity	2011		2010
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
Series 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		—		160,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
Series 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		—		200,000
Series 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
Series 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
Series 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		—		50,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013		30,000		30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015		220,000		220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug, 3, 2013		50,000		50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug, 3, 2015		250,000		250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov. 9, 2013		100,000		100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov. 9, 2014		150,000		150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014		50,000		—
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014		160,000		—
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014		100,000		—
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016		100,000		—
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014		100,000		—
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016		150,000		—

					3,660,000		3,660,000
Less: discounts on bonds payable					(5,170)		(5,157)

Total				~~W~~	3,654,831	~~W~~	3,654,843

All debentures above are to be paid in full at maturity.
(2)
Details of the Company’s line of credits are as follows. In addition, as of September 30, 2011 and December 31, 2010, there is no outstanding amount from the line of credit. (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit

Hana Bank	CD(3M)+2.0	November 30, 2011	~~W~~	100,000
Kookmin Bank	5.3	November 30, 2011		150,000

14. RETIREMENT BENEFIT OBLIGATION
(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010 (*)
Retirement benefit obligation	~~W~~	4,836	~~W~~	3,544
Fair value of plan assets		(3,349)		(3,678)

	~~W~~	1,487	~~W~~	(134)

(*)	Recorded as other assets because the fair value of plan assets exceeded the present value of defined benefit obligation as of December 31, 2010 (Note 11).
(2) Changes of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Beginning balance	~~W~~	3,544	~~W~~	2,075
Current service cost		1,063		290
Interest expense		129		82
Actuarial loss		532		689
Retirement benefit paid		(595)		(286)
Transfer from related parties		163		694

Ending balance	~~W~~	4,836	~~W~~	3,544

(3) Changes in plan assets are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Beginning balance	~~W~~	3,678	~~W~~	1,414
Gain on plan assets		120		78
Actuarial gain (loss)		(31)		3
Employer’s contributions		—		2,249
Retirement benefit paid		(418)		(66)

Ending balance	~~W~~	3,349	~~W~~	3,678

(4) Plan assets are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Equity instruments	~~W~~	95	~~W~~	107
Deposits		3,254		3,571

	~~W~~	3,349	~~W~~	3,678

(5) The amounts recorded in profit operating income as retirement benefit plan are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Current service cost	~~W~~	1,063	~~W~~	290
Interest expense		129		82
Expected gain on plan assets		(120)		(78)
Actuarial loss		563		686

	~~W~~	1,635	~~W~~	980

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	September 30, 2011	December 31, 2010
Discount rate	4.67%	5.23%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.64%	5.60%
Future wage growth rate	5.34%	5.34%
15. CAPITAL STOCK AND SURPLUS
(1) The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	September 30, 2011		December 31, 2010
Authorized shares of common stock	2,400,000,000 shares		2,400,000,000 shares
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock	806,015,340 shares		806,015,340 shares
(2) Changes in the number of shares outstanding and capital stock of the Company since its foundation up to September 30, 2011 are as follows (Unit: Korean Won in millions):

		Number of			Paid-in capital
		shares issued			in excess of
Date	Description	and outstanding	Capital stock		par value
2001. 3. 27	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
2002. 6. 12	Capital increase with consideration	36,000,000		180,000		58,645
2002	Exercise of stock warrants	4,356,188		21,781		—

2002. 12. 31		767,814,797		3,839,074		58,645

2003	Exercise of stock warrants	7,690,113		38,451		(574)

2003. 12. 31		775,504,910		3,877,525		58,071

2004	New issue of stock	8,571,262		42,856		14,126
	Exercise of conversion rights	12,379,386		61,897		12,118

2004. 12. 31		796,455,558		3,982,278		84,315

2005	Exercise of conversion rights	9,559,782		47,799		24,710

2006. 12. 31		806,015,340		4,030,077		109,025

2011. 9. 30		806,015,340	~~W~~	4,030,077	~~W~~	109,025

16. OTHER EQUITY
As of September 30, 2011 and December 31, 2010, the Company holds 2,561 shares (~~W~~18 million) of its treasury stock, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

17. RETAINED EARNINGS
Retained earnings are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Earned surplus reserve	~~W~~	1,005,401	~~W~~	885,903
Voluntary reserve		8,256,000		7,379,000
Retained earnings carried forward		561,619		1,400,184

	~~W~~	9,823,020	~~W~~	9,665,087

18. NET INTEREST INCOME (EXPENSE)
Occurred interest incomes and expenses are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Interest income
Interest on due from banks	~~W~~	1,562	~~W~~	4,170	~~W~~	1,209	~~W~~	2,684
Interest on loans		12		37		1,379		4,486
Interest on others		319		886		276		1,126

Total	~~W~~	1,893	~~W~~	5,093	~~W~~	2,864	~~W~~	8,296

Interest expense
Interest expense on borrowings		—		35		49		905
Interest expense on debentures		55,277		168,280		62,092		183,544

Total	~~W~~	55,277	~~W~~	168,315	~~W~~	62,141	~~W~~	184,449

For the three and nine months ended September 30, 2011 and 2010, respectively. No financial asset impairment occurred. As a result, all interest incomes were incurred from performing financial assets.
19. OTHER NET OPERATING INCOME (EXPENSE)
(1)	Details of other operating incomes and expenses as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Other operating incomes:
Miscellaneous income	~~W~~	195	~~W~~	310	~~W~~	8	~~W~~	101
Other operating expenses:
Donation		1,605		3,865		395		830
Miscellaneous loss		—		13		—		884
Administrative expenses		10,952		34,187		9,128		24,007

Total	~~W~~	(12,362)	~~W~~	(37,755)	~~W~~	(9,515)	~~W~~	(25,620)

(2)	Administrative expenses occurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Short term employee benefits	~~W~~	4,597	~~W~~	15,313	~~W~~	4,404	~~W~~	12,594
Retirement benefit		655		1,635		404		838
Fringe benefits		725		2,044		308		1,245
Traveling expenses		122		601		257		605
Compensation of actual expense		416		1,099		245		746
Rent		397		1,147		335		1,313
Maintenance expense		223		636		213		633
Depreciation		42		248		65		196
Amortization		2		4		2		6
Operating promotion expenses		525		1,581		456		1,459
Advertising		1,932		5,586		1,400		1,482
Taxes and dues		26		168		20		148
Insurance premiums		86		255		99		293
Others		1,204		3,870		920		2,449

Total	~~W~~	10,952	~~W~~	34,187	~~W~~	9,128	~~W~~	24,007

20. IMPAIRMENT LOSS ON CREDIT LOSS (REVERSAL)
Impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Bad debt expenses	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Reversal of provision for bad debts		—		—		—		(242)
21. INCOME TAX EXPENSE
(1)	Income tax expense are as follows (Korean Won in millions):

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
Current income tax currently payable	~~W~~	—	~~W~~	—
Changes in deferred income taxes due to temporary differences (*1)		286		(1,149)

Income tax expense	~~W~~	286	~~W~~	(1,149)

(*1) Deferred income tax assets at the end of period	~~W~~	842	~~W~~	1,149
Deferred income tax assets at the beginning of period		1,128		—

Changes in deferred income taxes due to temporary differences	~~W~~	(286)	~~W~~	1,149

(2)	Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
Income before income tax	~~W~~	359,722	~~W~~	219,196
Tax calculated at statutory tax rate of 24.2%		87,031		53,024
Tax effect on reconciling items:
Non-taxable income (~~W~~434,907 and ~~W~~320,853 as of September 30, 2011 and 2010, respectively)		(105,222)		(77,615)
Non-deductible expenses (~~W~~1,073 and ~~W~~3,015 as of September 30, 2011 and 2010, respectively)		259		729
Others (effect of tax rate changes and the rest)		18,218		22,713

Income tax expense	~~W~~	286	~~W~~	(1,149)

Effective tax rate		0.08%		—

(3)	Details of temporary differences and tax loss carry-forwards are as follows (Korean Won in millions):

	Nine months ended September 30, 2011
	January 1, 2011		Decrease (*1)		Increase (*1)		September 30, 2011
Investment in subsidiaries and associates	~~W~~	(8,927,317)	~~W~~	—	~~W~~	—	~~W~~	(8,927,317)
Accrued expenses		3,673		3,673		3,993		3,993
Retirement benefit obligation		2,426		418		982		2,990
Plan assets		(2,609)		(418)		(978)		(3,169)
Depreciation		(166)		2		180		12
Provisions		1		1		—		—
Others		1,435		1,435		—		—
Tax loss carry-forwards		241,730		56,965		—		184,765

Total		(8,680,827)	~~W~~	62,076	~~W~~	4,177	~~W~~	(8,738,726)

Unrecognized amount (*2)		(8,685,587)						(8,742,552)
Recognized amount		4,760						3,826
Deferred tax assets		1,128						842

	Year ended December 31, 2010
	January 1, 2010		Decrease (*1)		Increase (*1)		December 31, 2010
Investment in subsidiaries and associates	~~W~~	(8,927,317)	~~W~~	—	~~W~~	—	~~W~~	(8,927,317)
Accrued expenses		2,425		2,425		3,673		3,673
Retirement benefit obligation		1,559		(34)		833		2,426
Plan assets		(1,414)		(66)		(1,261)		(2,609)
Depreciation		(263)		(268)		(171)		(166)
Provisions		149		149		1		1
Others		—		—		1,435		1,435
Tax loss carry-forwards		508,146		266,416		—		241,730

Total	~~W~~	(8,416,715)	~~W~~	268,622	~~W~~	4,510	~~W~~	(8,680,827)

Unrecognized amount (*2)		(8,416,715)						(8,685,587)
Recognized amount		—						4,760
Deferred tax assets		—						1,128

(*1)	Reflected the adjustment based on the reported tax returns and tax investigation.

(*2)
Deferred income tax liabilities arising from the temporary differences of ~~W~~8,927,317 million as of September 30, 2011 and December 31, 2010 were not recognized in investments in subsidiaries and associates where the Company is able to control the timing of the reversal of the difference and it is uncertain that the reversal will not occur in the foreseeable futures. Also, deferred income tax assets were not recognized for the uncertainty of realizing loss carry-forwards of ~~W~~184,765 million and ~~W~~241,730 million as of September 30, 2011 and December 31, 2010, respectively.

(4)	Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)		Expired		Remained		Expiration Date
2008	~~W~~	12,562	~~W~~	—	~~W~~	12,562	December 31, 2013
2009		172,203		—		172,203	December 31, 2019 (*2)

	~~W~~	184,765	~~W~~	—	~~W~~	184,765

(*1)	Reflects adjustments based on reported tax returns and tax investigation.

(*2)	As a result of revision on the Corporate Income Tax Law, expiration of unused tax loss carry-forward has extended to 10 years from 5 years.
(5)
The Company recorded the consolidated tax payables and other receivables amounting to ~~W~~124,459 million and ~~W~~124,078 million to be paid on behalf of the subsidiaries as of September 30, 2011 and December 31, 2010, respectively.

22. EARNINGS PER SHARE (EPS)
Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Net income (loss) on common shares	~~W~~	(52,276)	~~W~~	359,436	~~W~~	(51,751)	~~W~~	220,345
Weighted average number of common shares outstanding	806,012,779 shares			806,012,779 shares	806,012,780 shares			806,012,780 shares
Basic net income (loss) per common shares	~~W~~	(65)	~~W~~	446	~~W~~	(64)	~~W~~	273
Meanwhile, as there is no dilution effect for the three and nine months ended September 30, 2011 and 2010, respectively, the Company’s diluted earnings per share is equal to its common earnings per share.
23. OPERATING INCOME (EXPENSE)
Income and expense items reclassified from other income and expense under previous GAAP — Korean GAAP, to operating income and expense under K-IFRS are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Miscellaneous income	~~W~~	1	~~W~~	117	~~W~~	8	~~W~~	101
Donations		1,605		3,865		395		830
Miscellaneous expense		—		13		—		884
24. INSURANCE
As of September 30, 2011, the Company carries director & officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,000 million and ~~W~~561 million, respectively.

25. RELATED PARTY TRANSACTIONS
Significant balances as of September 30, 2011 and December 31, 2010 and major transactions for the nine months ended September 30, 2011 and the year ended December 31, 2010 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:
(1)	Related parties

Government
related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit insurance corporation	Woori Bank, Kyongnam Bank, Kwangju Bank, Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Investment Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Private Equity Co., Ltd., Woori Financial Co., Ltd., Woori FG Savings Bank, Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Markets Asia Ltd., Woori China Bank, Woori Russia Bank, P.T. Bank Woori Indonesia, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Futures Co., Ltd., Woori Investment Securities Int’l Ltd., Woori Investment Securities (H.K.) Ltd., Woori Investment Securities America Inc., MARS First Private Equity Fund, MARS INS First, MARS Second Private Equity Fund, Woori Investment Asia PTE Ltd., Woori Absolute Partners PTE Ltd., Woori Absolute Asia Global Opportunity Fund, LG Investment Holding B.V.(Amsterdam) GG, Connacht Capital Market Investment, Woori Korindo Securities Indonesia, Woori CBV Securities Corporation, Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd., Woori EL Co., Ltd., Woori Investment Advisory Co., Ltd., (Beijing), Kofi Woori Growth Champ Private Equity Fund, Woori AMC Co., Ltd., Woori Private Equity Fund, Woori Bank principal and interest Trust and 2 principal and interest trusts, TY Second Asset Securitization Specialty and 44 SPCs, KTB Smart 90 Private Equity Securities 2nd and 43 beneficiary certificates.	Woori Aviva Life Insurance Co., Ltd., Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security Co., Ltd., Kumho Tires Co., Ltd., Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Woori Renaissance Holdings, Bonghwang Semiconductor Yuhan Gongsa, Sempio Foods Co., Ltd., Seoul Lakeside Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund I, United PF 1st Corporate financial stability, My Asset Manhattan Real Estate Investment Trust 1st, Woori SB Fifth Asset Securitization Specialty and 23 SPCs.

(2)	Receivables and payables with consolidated subsidiaries are as follows: (Unit: Korean Won in millions):

		September 30, 2011		December 31, 2010
Receivables	Woori Bank	~~W~~	33,856	~~W~~	29,561	Leasehold deposits
			26,077		65,346	Cash and Cash equivalents
			—		98	Deposits
			134		40	Interest receivables
			2,319		2,941	Prepaid expenses
			123,851		112,994	Other receivables
	Kyongnam Bank		40,108		—	Deposits
			7		—	Interest receivables
	Kwangju Bank		30,083		—	Deposits
			5		—	Interest receivables
	Woori FIS		—		1,326	Other receivables
	Woori PE		417		185	Other receivables
	Woori Asset Management		—		1,045	Other receivables
	Woori Financial		1,000		1,000	Short-term loans
	Woori F&I		3,122		6,605	Other receivables
	Woori Investment Securities		28		—	Other receivables
	Woori Credit Information		352		526	Other receivables
	Woori AMC		1,644		1,397	Other receivables

		~~W~~	263,003	~~W~~	223,064

Payables	Woori Bank	~~W~~	245	~~W~~	369	Other payables
			3,349		3,678	Retirement plan assets
	Woori Investment Securities		11		—	Other payables
	Woori Asset Management		499		—	Other payables
	Woori Saving FG		26		—	Other payables
	Woori FIS		780		158	Other payables

		~~W~~	4,910	~~W~~	4,205

(3)	Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		September 30, 2011		December 31, 2010
Receivables	Woori Aviva Life Insurance Co., Ltd.	~~W~~	1,085	~~W~~	323	Other receivables

(4)	Transactions with consolidated subsidiaries (Unit: Korean Won in millions):

		Nine months ended		Nine months ended
		September 30, 2011		September 30, 2010
Revenues	Woori Bank	~~W~~	41,115	~~W~~	14,731	Royalty
			2,820		1,956	Interest on deposits
			885		1,126	Interest related to leasehold deposits
			387,725		286,149	Dividends
			53		—	Other operating income
	Kyongnam Bank		1,135		350	Royalty
			782		550	Interest on deposits
			50,503		58,050	Dividends
	Kwangju Bank		760		235	Royalty
			568		177	Interest on deposits
			36,912		18,579	Dividends
	Woori Financial		342		97	Royalty
			37		4,091	Interest on loans
			5,078		4,009	Dividends
	Woori FIS		360		107	Royalty
			55		—	Other operating income
	Woori F&I		69		17	Royalty
			—		395	Interest on loans
			20,220		14,802	Dividends
	Woori Investment & Securities		6,159		2,096	Royalty
			13,897		16,214	Dividends
			49		—	Other operating income
	Woori Asset Management		52		17	Royalty
	Woori FG Savings Bank		1,673		9,327	Dividends
	Woori PE		7		2	Royalty

		~~W~~	571,256	~~W~~	433,077

Expenses	Woori Bank	~~W~~	575	~~W~~	552	Maintenance expenses
			885		1,126	Rent
			443		568	Retirement benefit
			53		—	Service Fees
	Woori Investment & Securities		20		—	Service Fees
	Woori FIS		1,412		1,320	Service Fees

		~~W~~	3,388	~~W~~	3,566

(5)	Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		Nine months ended		Nine months ended
		September 30, 2011		September 30, 2010
Revenues	Woori Aviva Life Insurance Co., Ltd.	~~W~~	663	~~W~~	161	Royalty
(6)	Compensation to managements are as follows (Unit: Korean Won in millions):

	September 30, 2011		September 30, 2010
Short-term employee benefit	~~W~~	2,822	~~W~~	2,455
Retirement benefit		231		49

	~~W~~	3,053	~~W~~	2,504

26. TRANSITION EFFECTS OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition. The statements of financial position as of December 31, 2010 and September 30, 2010 and the statements of comprehensive income for the year ended December 31, 2010 and the nine months ended September 30, 2010, which are comparatively presented, had been prepared in accordance with Korean GAAP but have been restated in accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standard.
In connection with the opening K-IFRS statements of financial position, the effects on the Company’s financial position, management performance and cash flows due to the adoption of K-IFRS are as follows:
(1)	Significant differences between K-IFRS and Korean GAAP

		K-IFRS	Korean GAAP
First time adoption of K-IFRS	Business combination	The Company elected not to apply K-IFRS 1103Business Combinations retrospectively to past business combinations incurred prior to the transition date.	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net carrying value.	Not applicable

	Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero.’	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1309 Financial instruments: Recognition and derecognition is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of AFS financial assets or financial assets/liabilities at fair value through profit or loss (FVTPL) is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS 1102 Stock-based payment is not allowed.	Not applicable

	Restoration liabilities included in the cost of fixed assets	Changes in a restoration liability at the transition date are added to or deducted from the cost of fixed assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

		K-IFRS	Korean GAAP
First time adoption of K-IFRS	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 Lease, which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled entities and associates	When preparing separate financial statements in accordance with K-IFRS 1027 Consolidated and separate financial statements, net carrying value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

	Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

	Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

	Evaluation of Goodwill	No amortization but impairment testing	Straight line method within 20 years

	Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

	Classification of Financial Instruments	Financial instruments classify financial assets at fair value through profit or loss (including items designated at FVTPL), available-for-sale financial assets, held-to-maturity investments, loans and receivables. And financial liabilities consist of financial liabilities at FVTPL (including items designated at FVTPL) and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and other liabilities.

	Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loans and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

	K-IFRS	Korean GAAP
Provision for Bad Debts	Provision should be recorded when objective evidence of impairment exists.	Provision for doubtful accounts to cover estimated losses on loans, which is based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss provision established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property to earn rentals is treated as an investment property.	Property to earn rentals is treated as a Fixed asset.

Evaluation of Fixed Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Changes in Depreciation Method	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Retirement Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of provision for guarantee loss or amortized cost.	Not applicable

	K-IFRS	Korean GAAP
Liability/Equity Classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders.

Foreign Currency Translation	Closing rates are used in translating the assets and liabilities of the statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.
(2)	Reconciliations to K-IFRS from Korean GAAP
 Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition) (Unit: Korean Won in millions):

	Korean		Reclassifi-		Adjustments		Total
	GAAP		cations (A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	23,267	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,267
Loans and receivables		171,038		(865)		(149)		(1,014)		170,024	a
Investments in subsidiaries and associates		17,350,078		—		—		—		17,350,078
Fixed assets		415		—		270		270		685	b
Intangible assets		8		15		—		15		23	a
Other assets		322		850		—		850		1,172	a

Total assets	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

	Korean		Reclassifi-		Adjustments		Total
	GAAP		cations (A)		(B)		(A)+(B)		K-IFRS		Ref.
Borrowings	~~W~~	60,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	60,000
Debentures		3,744,156		—		—		—		3,744,156
Retirement benefit obligation		762		—		(101)		(101)		661	c
Other financial liabilities		18,903		—		382		382		19,285	d
Other liabilities		385		—		—		—		385

Total liabilities		3,824,206		—		281		281		3,824,487

Common stock		4,030,077		—		—		—		4,030,077
Capital surplus		179,488		(70,463)		—		(70,463)		109,025	e
Other equity		1,165,172		(1,165,191)		—		(1,165,191)		(19)	f
Retained earnings		8,346,185		1,235,654		(160)		1,235,494		9,581,679

Total capital		13,720,922		—		(160)		(160)		13,720,762

Total liabilities and shareholder’s equity	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

a. Loans and receivables
Prepaid rental deposits of ~~W~~850 million and membership deposits of ~~W~~15 million under Korean GAAP were reclassified into other assets and intangible assets under K-IFRS, respectively. A decrease of ~~W~~149 million was attributable to the different amount of provisions for loans and receivables.
b. Fixed assets
Fixed assets under K-IFRS increased by ~~W~~270 million due to the changes in the depreciation method.
c. Retirement benefit obligation
Provisions under K-IFRS decreased by ~~W~~101 million due to the measurement of defined benefit obligations using the actuarial method.
d. Other financial liabilities
Accrued expenses increased by ~~W~~382 million due to the recognition of annual leave compensation.
e. Capital surplus
By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under Korean GAAP as of the transition date were regarded as deemed costs and the amount of ~~W~~70,463 million in capital surplus, recorded using the equity method under Korean GAAP, was transferred to retained earnings.
f. Other equity
By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost in the separate financial statements and, accordingly, carrying amounts of such investments under Korean GAAP as of the transition date were regarded as deemed costs and the amount of ~~W~~1,165,191 million in capital adjustment and other comprehensive income, recorded using the equity method under Korean GAAP, was transferred to retained earnings.

‚ Summary of the effects on the financial position as of September 30, 2010 and total comprehensive income for the nine months ended September 30, 2010 (Unit: Korean Won in millions):

			Reclassifi-		Adjustments		Total
	Korean GAAP		cations (A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	92,951	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,951
Loans and receivables		222,993		(3,235)		(107)		(3,342)		219,651	a, b
Investments in subsidiaries and associates		17,969,502		—		(586,274)		(586,274)		17,383,228	d
Fixed assets		310		—		195		195		505	c
Intangible assets		22		15		—		15		37	b
Other assets		1,550		3,220		(1,435)		1,785		3,335	b
Deferred tax assets		—		—		1,149		1,149		1,149	f

Total assets	~~W~~	18,287,328	~~W~~	—	~~W~~	(586,472)	~~W~~	(586,472)	~~W~~	17,700,856

Debentures	~~W~~	3,744,830	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,744,830
Retirement benefit obligation		2,163		—		(126)		(126)		2,037	e
Current tax liability		71,013		—		—		—		71,013
Other financial liabilities		19,800		—		629		629		20,429	g
Other liabilities		2,042		—		—		—		2,042
Deferred tax liabilities		56,743		—		(56,743)		(56,743)		—	f

Total liabilities		3,896,591		—		(56,240)		(56,240)		3,840,351

Common stock		4,030,077		—		—		—		4,030,077
Capital surplus		158,588		(70,463)		20,900		(49,563)		109,025	d, h
Other equity		893,683		(1,165,191)		271,490		(893,701)		(18)	d, i
Retained earnings		9,308,389		1,235,654		(822,622)		413,032		9,721,421

Total capital		14,390,737		—		(530,232)		(530,232)		13,860,505

Total liabilities and shareholder’s equity	~~W~~	18,287,328	~~W~~	—	~~W~~	(586,472)	~~W~~	(586,472)	~~W~~	17,700,856

			Reclassifi-		Adjustments		Total
	Korean GAAP		cations (A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(177,279)	~~W~~	1,126	~~W~~	—	~~W~~	1,126	~~W~~	(176,153)
Interest income		7,170		1,126		—		1,126		8,296	b
Interest expense		184,449		—		—		—		184,449

Net fees income		15,033		—		(1,436)		(1,436)		13,597
Dividends income		—		—		407,130		407,130		407,130	c
Reversal of impairment loss on credit loss		(200)		—		(42)		(42)		(242)	a
Other net operating expenses		(24,199)		(1,126)		(295)		(1,421)		(25,620)	b, c

Operating Income(loss)		(186,245)		—		405,441		405,441		219,196
Share of profits of subsidiaries and associates		1,244,025		—		(1,244,025)		(1,244,025)		—	d

Net profit before taxes		1,057,780		—		(838,584)		(838,584)		219,196
Tax expense		16,824		—		(17,973)		(17,973)		(1,149)	f

Net profit		1,040,956		—		(820,611)		(820,611)		220,345
Other comprehensive income, net of tax		(221,292)		—		221,292		221,292		—

Total comprehensive net income (loss)	~~W~~	819,664	~~W~~	—	~~W~~	(599,319)	~~W~~	(599,319)	~~W~~	220,345

			Reclassifi-		Adjustments		Total
	Korean GAAP		cations (A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(59,554)	~~W~~	277	~~W~~	—	~~W~~	277	~~W~~	(59,277)
Interest income		2,587		277		—		277		2,864	b
Interest expense		62,141		—		—		—		62,141

Net fees income		17,169		—		(66)		(66)		17,103
Dividends income		—		—		—		—		—	d
Reversal of impairment loss on credit loss		—		—		—		—		—	a
Other net operating expenses		(9,095)		(277)		(144)		(421)		(9,516)	b, c

Operating Income(loss)		(51,480)		—		(210)		(210)		(51,690)
Share of profits of subsidiaries and associates		562,775		—		(562,775)		(562,775)		—	d

Net profit before taxes		511,295		—		(562,985)		(562,985)		(51,690)
Tax expense		2,782		—		(2,721)		(2,721)		61	f

Net profit		508,513		—		(560,264)		(560,264)		(51,751)
Other comprehensive income, net of tax		4,889		—		(4,889)		(4,889)		—

Total comprehensive net income (loss)	~~W~~	513,402	~~W~~	—	~~W~~	(565,153)	~~W~~	(565,153)	~~W~~	(51,751)

a. Loans and receivables
Reversal of provision for receivables has increased by ~~W~~42 million under K-IFRS, which resulted in a difference in provision for bad debts and net assets by ~~W~~107 million as of September 30, 2010.
b. Intangible assets and other assets
Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount of ~~W~~1,126 million was recorded as interest income and other operating income (administrative expenses) for the nine months ended September 30, 2010.
The Company reclassified rental deposit amounted to ~~W~~15 million which was included in loans and receivables, as intangible assets, and prepaid expenses which was related to rental deposit and amounted to ~~W~~3,220 million, to other assets from loans and receivables. Expense incurred in business acquisition is expensed under K-IFRS. As a result, other asset has decreased and other operating expense increased by ~~W~~1,435 million.
c. Fixed assets
Changes in the depreciation method increased retained earnings by ~~W~~270 million at the date of transition and the variance in depreciation expense during the nine months ended September 30, 2010 increased other operating income (administrative expenses) by ~~W~~75 million. Accordingly, net assets increased ~~W~~195 million as of September 30, 2010.
d. Investments in subsidiaries and associates
Investment securities in consolidated subsidiaries, jointly controlled entities and associates that are accounted for by the cost method under K-IFRS had been accounted for using the equity method under Korean GAAP. Accordingly, the recognized gain or loss on equity method securities of ~~W~~1,244,025 million, capital surplus of ~~W~~(-)1,561 million, retained earnings of ~~W~~(-)1,848 million and other capital of ~~W~~254,029 million under Korean GAAP were reversed under K-IFRS. In addition, dividends amounting to ~~W~~407,130 million from those investment securities were recognized as dividends income under K-IFRS and, therefore, the investments in subsidiaries and associates has decreased by ~~W~~586,274 million.
e. Retirement benefit obligation
Provisions under K-IFRS decreased by ~~W~~126 million due to the measurement of defined benefit obligations using the actuarial method.

f. Deferred tax assets and liabilities
Deferred tax asset has increased by ~~W~~1,149 million, and deferred tax liability has decreased by ~~W~~56,743 million due to transition of K-IFRS. Additionally, capital surplus and other capitals have increased by ~~W~~22,461 million and ~~W~~17,459 million, respectively, and income tax expense has decreased by ~~W~~17,973 million due to the tax effect charged to equity.
g. Other financial liabilities
Other financial liabilities increased by ~~W~~629 million due to the recognition of annual paid compensation.
h. Capital surplus
Under K-IFRS, application of the cost method to the investments in subsidiaries and associates resulted in a transfer of ~~W~~70,463 million from capital surplus to retained earnings and a decrease in gain or loss on equity method investment securities by ~~W~~1,561 million that had been recognized in capital under Korean GAAP.
i. Other capital
Under K-IFRS, application of the cost method to the investments in subsidiaries and associates resulted in a transfer of ~~W~~1,165,191 million from capital adjustment and other comprehensive income to retained earnings and an increase in gain or loss on equity method investment securities by ~~W~~254,029 million that had been recognized in capital under Korean GAAP.
ƒ Summary of the effects on the financial position as of December 31, 2010 and total comprehensive income for the year ended December 31, 2010 (Unit: Korean Won in millions):

			Reclassifi-		Adjustments		Total
	Korean GAAP		cations (A)		(B)		(A)+(B)		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	65,444	~~W~~	(98)	~~W~~	—	~~W~~	(98)	~~W~~	65,346	a
Loans and receivables		158,068		(2,858)		(1)		(2,859)		155,209	a, b, c
Investments in subsidiaries and associates		18,175,265		—		(792,037)		(792,037)		17,383,228	e
Fixed assets		420		—		173		173		593	d
Intangible assets		19		15		—		15		34	c
Other assets		1,730		3,075		(1,435)		1,640		3,370	c, f
Deferred tax asset		—		—		1,128		1,128		1,128	g

Total assets	~~W~~	18,400,946	~~W~~	134	~~W~~	(792,172)	~~W~~	(792,038)	~~W~~	17,608,908

Debentures	~~W~~	3,654,843	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,654,843
Retirement benefit obligation		50		134		(184)		(50)		—	f
Current tax liability		124,078		—		—		—		124,078
Other financial liabilities		23,889		—		—		—		23,889
Other liabilities		1,926		—		—		—		1,926
Deferred income tax liabilities		57,347		—		(57,347)		(57,347)		—	g

Total liabilities		3,862,133		134		(57,531)		(57,397)		3,804,736

Common stock		4,030,077		—		—		—		4,030,077
Capital surplus		158,608		(70,463)		20,881		(49,582)		109,025	e, g, h
Other equity		887,061		(1,165,191)		278,112		(887,079)		(18)	e, g, i
Retained earnings		9,463,067		1,235,654		(1,033,634)		202,020		9,665,088

Total capital		14,538,813		—		(734,641)		(734,641)		13,804,172

Total liabilities and shareholder’s equity	~~W~~	18,400,946	~~W~~	134	~~W~~	(792,172)	~~W~~	(792,038)	~~W~~	17,608,908

	Korean		Reclassifi-		Adjustments		Total
	GAAP		cations (A)		(B)		(A)+(B)		K-IFRS		Ref.
Net interest income	~~W~~	(236,410)	~~W~~	474	~~W~~	—	~~W~~	474	~~W~~	(235,936)
Interest income		8,525		474		—		474		8,999	c
Interest expense		244,935		—		—		—		244,935

Net fees income		29,982		—		—		—		29,982
Dividends income		—		—		407,130		407,130		407,130	e
Reversal of impairment loss on credit loss		(695)		—		(148)		(148)		(843)	b
Other net operating expenses		(37,597)		(474)		(1,066)		(1,540)		(39,137)	c, d

Operating Income(loss)		(243,330)		—		406,212		406,212		162,882
Share of profits of subsidiaries and associates		1,455,070		—		(1,455,070)		(1,455,070)		—	e

Net profit before taxes		1,211,740		—		(1,048,858)		(1,048,858)		162,882
Tax expense		(16,761)		—		17,889		17,889		1,128	g

Net profit		1,194,979		—		(1,030,969)		(1,030,969)		164,010
Other comprehensive income, net of tax		(267,723)		—		267,723		267,723		—

Total comprehensive net income (loss)	~~W~~	927,256	~~W~~	—	~~W~~	(763,246)	~~W~~	(763,246)	~~W~~	164,010

a. Cash and cash equivalents
Due from banks, amounting to ~~W~~98 million, included in cash and cash equivalents under Korean GAAP were reclassified into loans and receivables under K-IFRS.
b. Loans and receivables
Reversal of provision for receivables has increased by ~~W~~148 million under K-IFRS, resulted in a difference in provision for bad debts and net assets by ~~W~~1 million as of December 31, 2010.
c. Intangible assets and other assets
Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount amounting to ~~W~~474 million was recorded as interest income and other operating income (administrative expenses). Prepaid rental deposits included in loans and receivables amounting to ~~W~~2,941 million is reclassified into other assets, and membership deposits amounting to ~~W~~15 million which is included in loans and receivables is reclassified into intangible assets. Expense incurred in business acquisition is expensed under K-IFRS. As a result, other asset has decreased and other operating expense increased by ~~W~~1,435 million
d. Fixed assets
Changes in the depreciation method increased retained earnings by ~~W~~270 million at the date of transition and the variance in depreciation expense in 2010 decreased administrative expense by ~~W~~97 million. As a result, net assets at September 30, 2010 increased by ~~W~~173 million.
e. Investments in subsidiaries and associates
Investments in consolidated subsidiaries, jointly controlled entities and associates that are accounted for by the cost method under K-IFRS had been accounted for using the equity method under Korean GAAP. Accordingly, the recognized gain or loss on equity method securities of ~~W~~1,455,070 million, capital surplus of ~~W~~1,581 million, retained earnings of ~~W~~2,503 million and other capital of ~~W~~(-)259,986 million under Korean GAAP were reversed under K-IFRS. In addition, dividends amounting to ~~W~~407,130 million from those investment securities were recognized as dividends income and, therefore, the investments in subsidiaries and associates has decreased by ~~W~~792,037 million.

f. Retirement benefit obligation and plan assets
Provisions under K-IFRS decreased by ~~W~~184 million due to the measurement of defined benefit obligations using the actuarial method. And ~~W~~134 million of plan assets which is excess accumulation of retirement benefit obligation classified in other assets.
g. Deferred tax assets and liabilities
Deferred tax asset has increased by ~~W~~1,128 million, and deferred tax liability have decreased by ~~W~~57,347 million due to transition of K-IFRS. Additionally, capital surplus and other capitals have increased by ~~W~~22,462 million and ~~W~~18,126 million, respectively, and income tax expense has decreased by ~~W~~17,889 million due to the tax effect charged to equity.
h. Capital surplus
Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of ~~W~~70,463 million from capital surplus to retained earnings. Also, capital surplus decreased by ~~W~~1,581 million due to loss on valuation using the equity method under Korean GAAP and increased by ~~W~~22,462 million due to the related deferred tax effects.
i. Other capital
Under K-IFRS, application of the cost method to the investments in subsidiaries, jointly controlled entities and associates resulted in a transfer of ~~W~~1,165,191 million from capital adjustment and other comprehensive income to retained earnings. Also, other capital increased by ~~W~~259,986 million due to gain on valuation using the equity method under Korean GAAP and increased by ~~W~~18,126 million due to the related deferred tax effects.
(3) Details of cash flow adjustments
In accordance with K-IFRS, the Company adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income and current tax that were not presented separately under Korean GAAP.
27. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.
(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.
(3) In addition on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and Implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of Woori Finance Holdings Co., Ltd.:
Report on the consolidated financial statements
We have reviewed the accompanying consolidated financial statements of Woori finance holdings Co., Ltd. (the “Company”). The financial statements consist of the statements of financial position as of September 30, 2011 and December 31, 2010, and the related consolidated statements of comprehensive income for the three months and nine months ended September 30, 2011 and 2010, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the consolidated financial statements
The Company’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Independent accountants’ responsibility
Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Review conclusion
Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Company do not present fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting, and the requirements of K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standard, relevant to interim financial reporting.
November 25, 2011
Notice to Readers
This report is effective as of November 25, 2011, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	September 30,		December 31,		September 30,		December 31,
	2011		2010		2011		2010
	(In millions)				(In thousands)
ASSETS
Cash and cash equivalents	~~W~~	4,338,839	~~W~~	3,483,407	US$	3,678,541	US$	2,953,291
Financial assets at fair value through profit or loss (Notes 6, 7, 11 and 25)		23,773,642		21,836,947		20,155,695		18,513,732
Available-for-sale financial assets (Notes 8, 11, 18 and 41)		20,882,885		22,344,698		17,704,862		18,944,212
Held-to-maturity financial assets (Notes 9 and 11)		20,390,244		19,885,559		17,287,193		16,859,312
Loans and receivables (Notes 6, 10, 11, 18, 29 and 41)		238,370,167		218,179,507		202,094,249		184,976,267
Investments in jointly controlled entities and associates (Note 12)		912,373		744,844		773,525		631,491
Investment properties (Note 13)		493,508		643,271		418,404		545,376
Fixed assets (Notes 14 and 18)		3,102,384		3,097,378		2,630,253		2,626,009
Intangible assets (Notes 15 and 42)		461,257		295,136		391,061		250,221
Other assets (Notes 16, 18 and 41)		467,576		378,858		396,421		321,205
Prepaid tax assets		31,077		9,568		26,348		8,112
Deferred tax assets		70,242		58,705		59,552		49,771
Derivative assets (Notes 11 and 25)		349,926		131,511		296,673		111,497
Held-for-sale assets (Note 17)		140,368		87,926		119,006		74,545

	~~W~~	313,784,488	~~W~~	291,177,315	US$	266,031,783	US$	246,865,041

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Financial liabilities at fair value through profit or loss (Notes 11 and 19)	~~W~~	9,778,236	~~W~~	8,838,281	US$	8,290,153	US$	7,493,244
Deposits due to customers (Notes 11, 20 and 41)		192,620,167		185,427,625		163,306,627		157,208,669
Borrowings (Notes 11 and 21)		35,393,251		34,265,662		30,006,995		29,051,006
Debentures (Notes 11 and 21)		30,151,958		29,110,640		25,563,339		24,680,492
Provisions (Note 22)		816,443		761,055		692,194		645,235
Retirement benefit obligation (Note 23)		172,683		69,949		146,404		59,304
Current tax liabilities		230,661		173,960		195,558		147,486
Other financial liabilities (Notes 11, 24 and 41)		22,533,680		11,607,333		19,104,434		9,840,893
Other liabilities (Notes 24 and 41)		559,945		399,189		474,731		338,439
Deferred tax liabilities		287,757		212,534		243,965		180,190
Derivative liabilities (Notes 11 and 25)		37,216		5,339		31,552		4,526

	~~W~~	292,581,997	~~W~~	270,871,567	US$	248,055,952	US$	229,649,484

SHAREHOLDERS’ EQUITY:
Equity ownership of controlled entity:	~~W~~	16,863,337	~~W~~	15,742,534	US$	14,297,023	US$	13,346,787
Capital stock (Note 26)		4,030,077		4,030,077		3,416,767		3,416,767
Capital surplus (Note 26)		179,950		180,105		152,565		152,696
Other equity (Note 27)		583,723		1,043,013		494,891		884,285
Retained earnings (Note 28)		12,069,587		10,489,339		10,232,800		8,893,039
Non-controlling interests		4,339,154		4,563,214		3,678,808		3,868,770

		21,202,491		20,305,748		17,975,831		17,215,557

	~~W~~	313,784,488	~~W~~	291,177,315	US$	266,031,783	US$	246,865,041

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	Korean Won								Translation into U.S. dollars (Note 2)
	2011				2010				2011				2010
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30
	(In millions, except for earning per share data)								(In thousands, except for earning per share data)
NET INTEREST INCOME (Notes 31 and 41)	~~W~~	1,858,311	~~W~~	5,397,899	~~W~~	1,527,907	~~W~~	4,735,249	US$	1,575,507	US$	4,576,430	US$	1,295,386	US$	4,014,624
Interest income		3,844,466		11,144,145		3,476,630		10,535,958		3,259,403		9,448,194		2,947,546		8,932,563
Interest expense		1,986,155		5,746,246		1,948,723		5,800,709		1,683,896		4,871,764		1,652,160		4,917,939
NET FEE INCOME (Notes 32 and 41)		289,845		913,552		263,837		808,992		245,736		774,525		223,685		685,877
Fee income		441,918		1,339,026		407,975		1,230,181		374,666		1,135,249		345,888		1,042,968
Fee expense		152,073		425,474		144,138		421,189		128,930		360,724		122,203		357,091
Dividend income (Note 33)		15,656		160,477		33,416		163,262		13,273		136,055		28,331		138,416
Gain (loss) on financial assets at fair value through profit and loss (Note 34)		(17,296)		71,308		(118,529)		2,402		(14,664)		60,456		(100,491)		2,036
Gain on available for sale financial assets (Note 35)		31,766		1,041,181		347,076		1,029,886		26,932		882,731		294,257		873,155
Gain on held to maturity financial assets		—		—		—		21		—		—		—		18
Provisions for loans, other receivables and guarantees (Note 36)		451,018		1,685,883		603,107		2,030,787		382,381		1,429,320		511,324		1,721,735
NET OTHER OPERATING EXPENSES (Notes 37 and 41)		(1,077,491)		(3,233,027)		(675,274)		(2,768,218)		(913,515)		(2,741,015)		(572,509)		(2,346,942)
OPERATING INCOME (Note 43)		649,773		2,665,507		775,326		1,940,807		550,888		2,259,862		657,335		1,645,449
Share of profits of jointly controlled entities and associate (Note 12)		31,001		56,906		8,370		11,068		26,283		48,246		7,096		9,384
NET INCOME BEFORE INCOME TAX EXPENSE		680,774		2,722,413		783,696		1,951,875		577,171		2,308,108		664,431		1,654,833
Income tax expense (Note 38)		146,310		710,342		204,725		435,159		124,044		602,240		173,569		368,935

NET INCOME		534,464		2,012,071		578,971		1,516,716		453,127		1,705,868		490,862		1,285,898

Net income attributable to shareholders		485,546		1,780,458		480,189		1,234,038		411,653		1,509,503		407,113		1,046,239
Net income attributable to the non-controlling interests		48,918		231,613		98,782		282,678		41,474		196,365		83,749		239,659
OTHER COMPREHENSIVE LOSS, NET OF TAX		(12,055)		(428,870)		(125,971)		(226,110)		(10,220)		(363,603)		(106,800)		(191,700)

Loss on AFS financial assets		(120,441)		(467,661)		(81,131)		(212,195)		(102,112)		(396,491)		(68,784)		(179,903)
Share of other comprehensive loss of jointly controlled entities and associates		22,510		(3,294)		3,034		(604)		19,084		(2,793)		2,572		(512)
Gain (loss) on currency translation adjustment		114,924		56,236		(57,549)		(17,227)		97,435		47,678		(48,791)		(14,605)
Gain (loss) on cash flow hedges		(29,048)		(14,151)		9,675		3,916		(24,627)		(11,997)		8,203		3,320
(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	Korean Won								Translation into U.S. dollars (Note 2)
	2011				2010				2011				2010
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30
	(In millions, except for earning per share data)								(In thousands, except for earning per share data)
TOTAL COMPREHENSIVE INCOME	~~W~~	522,409	~~W~~	1,583,201	~~W~~	453,000	~~W~~	1,290,606	US$	442,907	US$	1,342,265	US$	384,061	US$	1,094,198

Comprehensive income attributable to shareholders		453,969		1,329,467		365,700		1,018,024		384,882		1,127,145		310,047		863,098
Comprehensive income attributable to the non-controlling interests		68,440		253,734		87,300		272,582		58,025		215,120		74,014		231,100

EARNINGS PER SHARE (Note 39)
Basic and Diluted	~~W~~	602	~~W~~	2,209	~~W~~	596	~~W~~	1,531	US$	0.51	US$	1.87	US$	0.51	US$	1.30

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

					Other equity
							Gain (loss)				Investments in
					Gain (loss) on		on				using jointly
					available-for-		valuation of		Foreign		controlled
	Common		Capital		sale financial		cash flow		currency		entities and						Retained		Controlling		Non-controlling
Korean Won in millions	stock		surplus		assets		hedge		translation		associates		Others		Sub-total		earnings		interests		interests		Total equity

January 1, 2010	~~W~~	4,030,077	~~W~~	180,473	~~W~~	1,259,141	~~W~~	(5,112)	~~W~~	(377)	~~W~~	46,080	~~W~~	(54,191)	~~W~~	1,245,541	~~W~~	9,280,347	~~W~~	14,736,438	~~W~~	4,476,411	~~W~~	19,212,849
Net income		—		—		—		—		—		—		—		—		1,234,038		1,234,038		282,678		1,516,716
Dividends		—		—		—		—		—		—		—		—		(80,601)		(80,601)		(41,339)		(121,940)
Changes in other capital surplus		—		(109)		—		—		—		—		—		—		—		(109)		354		245
Variation of available-for-sale financial assets		—		—		(203,946)		—		—		—		—		(203,946)		—		(203,946)		(8,249)		(212,195)
Foreign currency translation		—		—		—		—		(13,231)		—		—		(13,231)		—		(13,231)		(3,996)		(17,227)
Cash flow hedge		—		—		—		2,188		—		—		—		2,188		—		2,188		1,728		3,916
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(1,025)		—		(1,025)		—		(1,025)		421		(604)
Changes in other equity		—		—		—		—		—		—		(3,834)		(3,834)		—		(3,834)		(207)		(4,041)
Others		—		—		—		—		—		—		—		—		(104)		(104)		2,865		2,761
Changes in equity of non-controlling interests		—		—		—		—		—		—		—		—		—		—		(11,998)		(11,998)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(131,796)		(131,796)
Acquisition of treasury stock																						43		43

September 30, 2010	~~W~~	4,030,077	~~W~~	180,364	~~W~~	1,055,195	~~W~~	(2,924)	~~W~~	(13,608)	~~W~~	45,055	~~W~~	(58,025)	~~W~~	1,025,693	~~W~~	10,433,680	~~W~~	15,669,814	~~W~~	4,566,915	~~W~~	20,236,729

January 1, 2011	~~W~~	4,030,077	~~W~~	180,105	~~W~~	1,092,213	~~W~~	1,187	~~W~~	(16,221)	~~W~~	24,970	~~W~~	(59,136)	~~W~~	1,043,013	~~W~~	10,489,339	~~W~~	15,742,534	~~W~~	4,563,214	~~W~~	20,305,748
Net income		—		—		—		—		—		—		—		—		1,780,458		1,780,458		231,613		2,012,071
Dividends		—		—		—		—		—		—		—		—		(201,503)		(201,503)		(36,687)		(238,190)
Changes in other capital surplus		—		(155)		—		—		—		—		—		—		—		(155)		(17,428)		(17,583)
Variation of available-for-sale financial assets		—		—		(488,090)		—		—		—		—		(488,090)		—		(488,090)		20,429		(467,661)
Foreign currency translation		—		—		—		—		52,338		—		—		52,338		—		52,338		3,898		56,236
Cash flow hedge		—		—		—		(11,485)		—		—		—		(11,485)		—		(11,485)		(2,666)		(14,151)
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(3,754)		—		(3,754)		—		(3,754)		460		(3,294)
Changes in other equity		—		—		—		—		—		—		(8,299)		(8,299)		—		(8,299)		(153)		(8,452)
Changes in equity of non-controlling interests		—		—		—		—		—		—		—		—		—		—		(5,676)		(5,676)
Dividend of hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(120,716)		(120,716)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(299,999)		(299,999)
Others		—		—		—		—		—		—		—		—		1,293		1,293		2,865		4,158

September 30, 2011	~~W~~	4,030,077	~~W~~	179,950	~~W~~	604,123	~~W~~	(10,298)	~~W~~	36,117	~~W~~	21,216	~~W~~	(67,435)	~~W~~	583,723	~~W~~	12,069,587	~~W~~	16,863,337	~~W~~	4,339,154	~~W~~	21,202,491

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

					Other equity
							Gain (loss)				Investments in
					Gain (loss) on		on				using jointly
					available-for-		valuatio of		Foreign		controlled										Non-
	Common		Capital		sale financial		cash flow		currency		entities and						Retained		Controlling		controlling
U.S. dollar in thousands	stock		surplus		assets		hedge		translation		associates		Others		Sub-total		earnings		equity		equity		Total equity

January 1, 2010	US$	3,416,767	US$	153,008	US$	1,067,521	US$	(4,334)	US$	(320)	US$	39,067	US$	(45,944)	US$	1,055,990	US$	7,868,035	US$	12,493,800	US$	3,795,177	US$	16,288,977
Net income		—		—		—		—		—		—		—		—		1,046,239		1,046,239		239,659		1,285,898
Dividends		—		—		—		—		—		—		—		—		(68,335)		(68,335)		(35,048)		(103,383)
Changes in other capital surplus		—		(92)		—		—		—		—		—		—		—		(92)		300		208
Variation of available-for-sale financial assets		—		—		(172,909)		—		—		—		—		(172,909)		—		(172,909)		(6,994)		(179,903)
Foreign currency translation		—		—		—		—		(11,217)		—		—		(11,217)		—		(11,217)		(3,388)		(14,605)
Cash flow hedge		—		—		—		1,855		—		—		—		1,855		—		1,855		1,465		3,320
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(869)		—		(869)		—		(869)		357		(512)
Changes in other equity		—		—		—		—		—		—		(3,251)		(3,251)		—		(3,251)		(175)		(3,426)
Others		—		—		—		—		—		—		—		—		(88)		(88)		2,429		2,341
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(10,172)		(10,172)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(111,739)		(111,739)
Acquisition of treasury stock		—		—		—		—		—		—		—		—		—		—		36		36

September 30, 2010	US$	3,416,767	US$	152,916	US$	894,612	US$	(2,479)	US$	(11,537)	US$	38,198	US$	(49,195)	US$	869,600	US$	8,845,851	US$	13,285,133	US$	3,871,907	US$	17,157,040

January 1, 2011	US$	3,416,767	US$	152,696	US$	925,997	US$	1,006	US$	(13,752)	US$	21,170	US$	(50,136)	US$	884,285	US$	8,893,039	US$	13,346,787	US$	3,868,770	US$	17,215,557
Net income		—		—		—		—		—		—		—		—		1,509,503		1,509,503		196,365		1,705,868
Dividends		—		—		—		—		—		—		—		—		(170,838)		(170,838)		(31,104)		(201,942)
Changes in other capital surplus		—		(131)		—		—		—		—		—		—		—		(131)		(14,776)		(14,907)
Variation of available-for-sale financial assets		—		—		(413,811)		—		—		—		—		(413,811)		—		(413,811)		17,320		(396,491)
Foreign currency translation		—		—		—		—		44,373		—		—		44,373		—		44,373		3,305		47,678
Cash flow hedge		—		—		—		(9,737)		—		—		—		(9,737)		—		(9,737)		(2,260)		(11,997)
Changes in equity of jointly controlled entities and associates		—		—		—		—		—		(3,183)		—		(3,183)		—		(3,183)		390		(2,793)
Changes in other equity		—		—		—		—		—		—		(7,036)		(7,036)		—		(7,036)		(130)		(7,166)
Changes in equity of non-controlling equity		—		—		—		—		—		—		—		—		—		—		(4,812)		(4,812)
Dividend of hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(102,345)		(102,345)
Changes in hybrid equity securities		—		—		—		—		—		—		—		—		—		—		(254,344)		(254,344)
Others		—		—		—		—		—		—		—		—		1,096		1,096		2,429		3,525

September 30, 2011	US$	3,416,767	US$	152,565	US$	512,186	US$	(8,731)	US$	30,621	US$	17,987	US$	(57,172)	US$	494,891	US$	10,232,800	US$	14,297,023	US$	3,678,808	US$	17,975,831

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	2,012,071	~~W~~	1,516,716	US$	1,705,868	US$	1,285,898
Adjustment to net income:
Income tax expense		710,342		435,159		602,240		368,935
Interest income		(11,144,145)		(10,535,958)		(9,448,194)		(8,932,563)
Interest expense		5,746,246		5,800,709		4,871,764		4,917,939
Dividend income		(160,477)		(163,262)		(136,055)		(138,416)
Retirement benefits		123,945		98,999		105,083		83,933
Depreciation and amortization		200,377		186,135		169,883		157,808
Provisions for loans, other receivables and guarantees		1,685,883		2,030,787		1,429,320		1,721,735
Loss on disposal of investments in jointly controlled entities and associates		—		69		—		58
Loss on disposal of fixed assets and other assets		5,270		3,292		4,468		2,791
Impairment loss of fixed assets and other assets		10,334		11,153		8,761		9,456
Loss on transaction of derivatives		5,140		5,870		4,358		4,977
Loss on valuation of derivatives		640		25,224		543		21,385
Loss on Fair Value Hedged Items		185,194		227,905		157,011		193,222
Provisions		58,199		90,601		49,342		76,813
Share of profits of jointly controlled entities and associates		(56,906)		(11,068)		(48,246)		(9,384)
Gain on available-for-sale financial assets, net		(1,041,181)		(1,029,886)		(882,731)		(873,155)
Gain on held-to-maturity financial assets, net		—		(21)		—		(18)
Gain on disposal of investments in jointly controlled entities and associates		(34,094)		(175)		(28,905)		(148)
Gain on disposal of fixed assets and other assets		(15,591)		(9,672)		(13,218)		(8,200)
Reversal of impairment loss of fixed assets and other assets		(2,148)		(1,515)		(1,821)		(1,284)
Gain on transaction of derivatives		(233)		(13,291)		(198)		(11,268)
Gain on valuation of derivatives		(203,385)		(194,740)		(172,433)		(165,104)
Gain on fair value hedged items		(5,206)		(18,742)		(4,414)		(15,890)
Reversal of provisions		(18,388)		(24,252)		(15,590)		(20,561)

Changes in operating assets and liabilities:
Decrease (increase) in financial assets at fair value through profit or loss		(996,739)		508,734		(845,052)		431,313
Increase in loans and receivables		(14,673,366)		(4,986,231)		(12,440,327)		(4,227,411)
Increase in other assets		(7,111,043)		(3,933,094)		(6,028,862)		(3,334,543)
Net increase in deposits due to customers		7,141,807		5,230,339		6,054,944		4,434,370
Decrease in provisions		(28,129)		(141,934)		(23,848)		(120,334)
Decrease in retirement benefit obligation		(564)		(29,901)		(478)		(25,351)
Increase in other financial liabilities		10,575,621		6,748,783		8,966,190		5,721,732
Increase (decrease) in other liabilities		184,341		(423,027)		156,287		(358,649)
(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

					Translation into
	Korean Won				U.S. dollars (Note 2)
	2011		2010		2011		2010
	(In millions)				(In thousands)
Cash received (paid) from operating activities:
Income tax paid	~~W~~	(484,260)	~~W~~	(298,683)	US$	(410,564)	US$	(253,228)
Interest revenue received		11,012,138		10,459,798		9,336,276		8,867,993
Interest expense paid		(5,377,077)		(5,330,654)		(4,558,777)		(4,519,418)
Dividend received		160,477		163,262		136,055		138,416

Net cash provided by (used in) operating activities		(1,534,907)		6,397,429		(1,301,320)		5,423,849

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in available-for-sale financial assets and held-to-maturity financial assets		1,370,609		(7,131,813)		1,162,025		(6,046,471)
Disposal of investment property		161,889		35,496		137,252		30,094
Disposal of fixed asset		58,746		71,073		49,806		60,257
Disposal of intangible asset		52,947		38,156		44,889		32,349
Disposal of held-for-sale asset		41,142		2,899		34,881		2,458
Net increase in investment in jointly controlled entities and associates		(169,128)		(22,450)		(143,390)		(19,033)
Acquisition of investment properties		(36,631)		(5,102)		(31,056)		(4,326)
Acquisition of fixed asset		(166,672)		(186,098)		(141,307)		(157,777)
Acquisition of intangible asset		(239,275)		(72,802)		(202,861)		(61,723)
Net cash provided by (used in) investing activities		1,073,627		(7,270,641)		910,239		(6,164,172)

CASH FLOWS FROM FINANCING ACTIVITIES :
Net decrease (increase) in hedging derivatives		(3,425)		10,059		(2,904)		8,528
Net increase in borrowings		1,125,280		245,452		954,032		208,098
Net increase (decrease) in debentures		852,034		(295,861)		722,369		(250,836)
Dividends paid		(201,503)		(80,601)		(170,838)		(68,335)
Decrease in non-controlling interests		(455,674)		(192,173)		(386,328)		(162,928)
Net cash provided by financing activities		1,316,712		(313,124)		1,116,331		(265,473)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		855,432		(1,186,336)		725,250		(1,005,796)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		3,483,407		4,350,055		2,953,291		3,688,050

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	~~W~~	4,338,839	~~W~~	3,163,719	US$	3,678,541	US$	2,682,254

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
1. GENERAL
(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or “Parent” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (which merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, as of September 30, 2011, the Company consolidates Woori Bank, nine other subsidiaries, and 121 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares ( ~~W~~5,000 per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of September 30, 2011, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The Company and its subsidiaries (the “Group”) has the following subsidiaries (Unit: Korean Won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions, RUB in millions):

					September 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage	Financial
Parent				Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	~~W~~	3,829,800	Banking	765,956,580	100.0	765,956,580	100.0	Sep.30
”	Kyongnam Bank (*9)		290,300	”	58,049,998	99.9	58,049,994	99.9	Sep.30
”	Kwangju Bank (*9)		247,100	”	49,413,346	99.9	49,413,333	99.9	Sep.30
”	Woori FIS Co., Ltd. (*1)		4,500	System software development& maintenance	900,000	100.0	900,000	100.0	Sep.30
”	Woori F&I Co., Ltd.		30,000	Financial business	6,000,000	100.0	6,000,000	100.0	Sep.30
”	Woori Investment Securities Co., Ltd. (*2)		786,800	Securities investment	46,324,981	35.0	46,324,981	35.0	Sep.30
”	Woori Asset Management Co., Ltd.		33,300	Financial business	6,662,000	100.0	6,662,000	100.0	Sep.30
”	Woori Private Equity Co., Ltd.		20,000	”	4,000,000	100.0	4,000,000	100.0	Sep.30
”	Woori Financial Co., Ltd.		84,800	”	8,909,439	52.5	8,909,439	52.5	Sep.30
”	Woori FG Savings Bank (*3)		31,600	”	6,320,000	100.0	—	—	Sep.30
Woori Bank	Woori Credit Information Co., Ltd.		5,000	Financial business	1,008,000	100.0	1,008,000	100.0	Sep.30(*14)
”	Woori America Bank (*8)	USD	122,500	Banking	24,500,000	100.0	10,500,000	100.0	Sep.30(*14)
”	Woori Global Market Asia Limited	USD	50,000	”	39,000,000	100.0	39,000,000	100.0	Sep.30(*14)
”	Woori Bank (China) Limited	USD	308,810	”	—	100.0	—	100.0	Sep.30(*14)
”	ZAO Woori Bank	RUB	500	”	19,999,999	100.0	19,999,999	100.0	Sep.30(*14)

					September 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage	Financial
Parent				Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Woori Bank	PT. Bank Woori Indonesia	IDR 170,000		Banking	1,618	95.2	1,618	95.2	Sep.30(*14)
”	Korea BTL Infrastructure Fund (*8)	~~W~~	429,600	Financial business	85,915,096	100.0	58,889,046	100.0	Sep.30(*14)
”	Woori Fund Service Co., Ltd. (*4)		3,000	”	600,000	100.0	—	0.0	Sep.30(*14)
”	Kumho Trust 1st Co., Ltd. (*5)		50	Asset securitization	—	0.0	—	0.0	Sep.30(*14)
”	Asiana Saigon Inc. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	An-Dong Raja 1st Co., Ltd. (*5)		50	”	—	0.0	—	0.0	Sep.30(*14)
”	Consus 8th Co., LLC (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*5)		10	”	150	15.0	150	15.0	Sep.30(*14)
”	Woori More Conduit Co., Ltd.(M) (*12)		50	”	—	—	—	0.0	—
”	Woori More Conduit Co., Ltd. Series C (*12)		50	”	—	—	—	0.0	—
”	Woori IB Global Bond Co., Ltd. (*5)		50	”	—	0.0	—	0.0	Sep.30(*14)
”	Hyundae Glory No.1 Inc. (*6)		10	”	—	—	—	0.0	—
”	KDB Capital First ABCP Co., Ltd. (*6)		50	”	—	—	—	0.0	—
”	Vivaldi HL First ABCP Co., Ltd. (*6)		50	”	—	—	—	0.0	—
”	IB Global 1st Inc. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	Real DW Second Co., Ltd. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	Hermes STX Co., Ltd. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	BWL First Co., LLC (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	Swan SF Co., Ltd. (*6)		50	”	—	—	—	0.0	—
”	Woori Poongsan Co., Ltd. (*5)		10	”	—	0.0	—	—	Sep.30(*14)
”	Ocean Sand Co., Ltd. (*5)		10	”	—	0.0	—	—	Sep.30(*14)
Kyongnam Bank	Consus 6th Co., LLC (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
Kwangju Bank	Euro Quanto Second Inc. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	Hybrid 1st Specialty Inc. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*5)		10	”	150	15.0	150	15.0	Sep.30(*14)
Woori F&I Co. Ltd.	Woori AMC Co., Ltd.		4,000	Other financial business	800,000	100.0	800,000	100.0	Sep.30
”	Woori F&I Fifth Asset Securitization Specialty (*6)		2,400	Asset securitization	—	—	48,500	100.0	—
”	Woori F&I Sixth Asset Securitization Specialty		4,900	”	98,780	100.0	98,780	100.0	Sep.30
”	Woori F&I Seventh Asset Securitization Specialty		5,300	”	105,300	100.0	105,300	100.0	Sep.30
”	Woori F&I Eighth Asset Securitization Specialty		100	”	19,600	100.0	19,600	100.0	Sep.30
”	Woori F&I Tenth Asset Securitization Specialty		4,100	”	98,020	100.0	98,020	100.0	Sep.30
”	Woori F&I Eleventh Asset Securitization Specialty (*10)		4,900	”	111,060	100.0	181,060	100.0	Sep.30
”	Woori F&I Thirteenth Asset Securitization Specialty (*10)		9,100	”	288,304	94.6	477,443	94.6	Sep.30
”	Woori SB Tenth Asset Securitization Specialty		25,200	”	410,711	50.0+1share	410,711	50.0+1share	Sep.30
”	Woori F&I Sixteenth Asset Securitization Specialty		5,200	”	103,620	100.0	103,620	100.0	Sep.30
”	Woori EA Third Asset Securitization Specialty		16,300	”	227,808	70.0	227,808	70.0	Sep.30
”	Woori EA Fourth Asset Securitization Specialty		1,300	”	185,920	70.0	185,920	70.0	Sep.30
”	Woori EA Fifth Asset Securitization Specialty		800	”	112,000	70.0	112,000	70.0	Sep.30
”	Woori F&I Seventeenth Asset Securitization Specialty		900	”	17,500	100.0	17,500	100.0	Sep.30
”	WR Loan Inc.		10	”	2,000	100.0	2,000	100.0	Sep.30
”	Woori EA Eighth Asset Securitization Specialty		1,800	”	18,105	51.0	18,105	51.0	Sep.30

					September 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage	Financial
Parent				Main	shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co. Ltd.	WR Investment America, LLC	~~W~~	291,200	Administration of NPL	25,000,000	100.0	25,000,000	100.0	Sep.30
”	Woori F&I Eighteenth Asset Securitization Specialty		30	Asset securitization	5,600	100.0	5,600	100.0	Sep.30
”	Woori EA Tenth Asset Securitization Specialty (*7)		60	”	5,610	51.0	—	—	Sep.30
”	Woori F&I Nineteenth Asset Securitization Specialty (*7)		20	”	3,600	100.0	—	—	Sep.30
”	Woori F&I Twentieth Asset Securitization Specialty (*7)		60	”	7,200	60.0	—	—	Sep.30
”	Woori F&I 21st Asset Securitization Specialty (*7)		30	”	6,400	100.0	—	—	Sep.30
”	Woori F&I 22nd Asset Securitization Specialty (*7)		20	”	2,520	60.0	—	—	Sep.30
”	Woori EA Twelfth Asset Securitization Specialty (*7)		10	”	26,600	70.0	—	—	Sep.30
Woori Investment Securities Co. Ltd.	Woori Futures Co., Ltd.		25,000	Futures trading	5,000,000	100.0	5,000,000	100.0	Sep.30
”	Woori Investment Asia PTE. Ltd.	USD	50,000	Securities investments	50,000,000	100.0	50,000,000	100.0	Sep.30(*14)
”	Woori Absolute Asia Global Opportunity Fund	USD	35,000	”	44,700	100.0	44,700	100.0	Sep.30(*14)
”	LG Investments Holding B.V. (Amsterdam) GG	EUR	16,424	”	1,642,398,242	100.0	1,642,398,242	100.0	Sep.30(*14)
”	Woori Investment Securities (H.K.) Ltd.	USD	22,500	Securities business	22,500,000	100.0	22,500,000	100.0	Sep.30(*14)
”	Connacht Capital Market Investment	USD	150	Securities investments	15,000,000	100.0	15,000,000	100.0	Sep.30(*14)
”	Woori Investment Securities Int’l Ltd.	USD	5,788	”	5,788,000	100.0	5,788,000	100.0	Sep.30(*14)
”	Woori Investment Securities America, Inc.	USD	0.003	”	300	100.0	300	100.0	Sep.30(*14)
”	Woori CBV Securities Corporation (*2)	VND	135,000	Securities business	6,615,000	49.0	6,615,000	49.0	Sep.30(*14)
”	MARS First Private Equity Fund		34,000	Other financial business	18,000,000	52.9	18,000,000	52.9	Sep.30(*14)
”	MARS Second Private Equity Fund (*2)		282,000	”	25,066,666,670	8.9	25,066,666,670	8.9	Sep.30(*14)
”	Woori Absolute Partners PTE Ltd.	USD	5,000	Securities investments	5,000,000	100.0	5,000,000	100.0	Sep.30(*14)
”	Woori Korindo Securities Indonesia (*8)	USD	6,810	”	150,000,000	60.0	114,000,000	60.0	Sep.30(*14)
”	Woori Absolute Return Investment Strategies Fund	USD	0.3	”	30,000	100.0	30,000	100.0	Sep.30(*14)
”	KoFC Woori Growth Champ Private Equity Fund (*11)		12,600	Other financial business	7,005	27.3	—	—	Sep.30(*14)
”	Woori Investment advisory Co. Ltd.(Beijing) (*11)	USD	3,050	Securities investments	—	100.0	—	—	Sep.30(*14)
”	KAMCO Value Recreation 9th Securitization Specialty Co., Ltd. (*5)		10	Asset securitization	150	0.2	150	0.2	Sep.30(*14)
Woori Private Equity Co. Ltd.	Woori Private Equity Fund (*10)		231,600	Other financial business	136,112	61.0	141,372	61.0	Sep.30
”	Woori EL Co., Ltd.		10	”	1,010	100.0	1,010	100.0	Sep.30
MARS First	MARS INS First, Ltd. (*10)		20	”	4,000	100.0	12,500	100.0	Sep.30(*14)
Woori Private Equity Fund	Kumho Investment Bank (*2)		90,000	Other financial business	74,550,000	41.4	74,550,000	41.4	Sep.30
Kumho Investment Bank	KIB Invest LLC (*12)		10	Asset securitization	—	—	—	0.0	—
”	HUB 1st Co., Ltd. (*5)		50	”	—	0.0	—	0.0	Sep.30(*14)
”	HUB 2nd Co., Ltd. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	HUB 3rd Co., Ltd. (*5)		10	”	—	0.0	—	0.0	Sep.30(*14)
”	Two Eagles KIB LLC (*5)		100	Other service business	—	100.0	—	100.0	Jun.30
Woori Bank, Kyungnam Bank and Kwangju Bank	TY Second Asset Securitization Specialty (*5)		50	Asset securitization	—	0.0	—	0.0	Sep.30(*14)

					September 30, 2011		December 31, 2010
					Number of	Percentage	Number of	Percentage
Parent				Main	shares	of owner-	shares	of owner-	Financial statements
companies	Subsidiaries	Capital		business	owned	ship (%)	owned	ship (%)	as of
Woori Private Equity & Two Eagles KIB LLC	Two Eagles LLC	~~W~~	200	Asset securitization	—	55.0	—	55.0	Jun.30
Woori Private Equity Fund & My Asset Manhattan Private REIT 1st	Sahn Eagles LLC (*13)	USD	80,000	Other financial business	—	—	52,523,601	65.6	—
Woori Bank, Kyungnam Bank Kwangju Bank, Woori Investment securities and Kumho Investment Bank	Woori Partner Plus Private Equity Securities 4th and 44 beneficiary certificates for the rest		—	Beneficiary certificates	—	—	—	—	Sep.30(*14)

(*1)	Woori Finance Information System Co., Ltd. changed its name to Woori FIS Co., Ltd. in May 1, 2011.

(*2)	As the Group has controlling power over the entity, the entity is included in the consolidation.

(*3)	For the nine months ended September 30, 2011, entity was established through a 100% investment; the entity’s assets and liabilities transferred from former Samhwa Savings Bank Co., Ltd. (Note 42).

(*4)	For the nine months ended September 30, 2011, Woori Fund Service Co., Ltd. was founded by 100% investment of Woori bank.

(*5)
Classified as a special purpose entity (SPE) and included in consolidation scope under K-IFRS 2012 Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under K-IFRS 2012 Consolidation—Special Purpose Entities.

(*6)	Entity is excluded from consolidation due to liquidation for the nine months ended September 30, 2011.

(*7)
For the nine months ended September 30, 2011, Woori F&I Co., Ltd. acquired each 51%, 100%, 60%, 100% ,60% and 70% ownership interest of Woori EA Tenth Asset Securitization Specialty, Woori F&I Nineteenth Asset Securitization Specialty, Woori F&I Twentieth Asset Securitization Specialty, Woori F&I 21st Asset Securitization Specialty, Woori F&I 22nd Asset Securitization Specialty and Woori EA Twelfth Asset Securitization Specialty, respectively.

(*8)	The number of holding shares increased due to the paid-in capital increase for the nine months ended September 30, 2011.

(*9)	The number of holding shares increased due to additional acquisition for the nine months ended September 30, 2011.

(*10)	The number of holding shares decreased due to the paid-in capital decrease for the nine months ended September 30, 2011.

(*11)
For the nine months ended September 30, 2011, Woori investment securities Co., Ltd., a subsidiary, acquired the shares of KoFC Woori Growth Champ Private Equity Fund and Woori Investment Advisory Co. Ltd. (Beijing) for 27.3% ownership and 100% ownership, respectively. KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment Securities Co., Ltd. has controlling power as the a general partner of the fund.

(*12)	Excluded from consolidation due to related risk and benefit has become extinct as a consequence of the private company’s activity ended in substance.

(*13)
For the nine months ended September 30, 2011, the Group disposed its shares in My Asset Manhattan Real Estate Investment Trust 1st (“My Asset Manhattan REIT 1st”), resulting in the ownership’s interest decreasing to less than 50% and losing controlling power, as such it is excluded from consolidation. In addition, Sahn Eagles LLC, which My Asset Manhattan REIT 1st had controlling power over, is now also excluded from consolidation. Furthermore, My Asset Manhattan REIT 1st is reclassified as an investment in beneficiary certificates during the period.

(*14)	The provisional financial statements as of and for the nine months ended September 30, 2011 are used for consolidation.

2	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES
(1) Basis of financial statement presentation
The Group has adopted Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying consolidated financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), September 30, 2010 and December 31, 2010, and comprehensive income for the three months and nine months ended September 30, 2010 and the year ended December 31, 2010 of the Group is provided in Note 44 “Transition Effects of K-IFRS.”
The Group maintains its official accounting records in Korean Won and prepares consolidated financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean Won, the currency of the country in which the Group is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,179.50 to US$1.00 at September 30, 2011, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at this or any other rate.
The Company’s interim consolidated financial statements for the nine months ended September 30, 2011, the period presented in the first K-IFRS financial statement, are prepared in accordance with K-IFRS 1034 Interim Financial Reporting.
There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end during 2011 or during 2012 which early-adoption is permitted during 2011. Accordingly, accounting policies that are used for the preparation of the interim consolidated financial statements may be different from the policies that are used for the preparation of the first annual financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRS are in progress, and the financial information presented in the interim financial statements may change accordingly in the first annual financial statements.
Major accounting policies used for the preparation of the interim consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.
The company’s financial statement has been filled out based on the historical cost method except for specific non-current assets and financial assets. The historical cost is generally measured at fair value of acquired assets.
(2) Basis of consolidated financial statement presentation
The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Group. Control is achieved where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Group.
All intra-group transactions, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. The carrying amount of non-controlling interests is adjusted to reflect their proportional share of changes in equity subsequent to the initial recognition. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance
Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the owners’ interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.
When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.
(3) Business Combinations
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:
•
deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits respectively;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	assets (or disposal groups) classified as held for sale are measured in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations.
When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value of the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the business combination is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(4) Investments in associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights.
The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the associate and any impairment. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.
Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.
The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.
When the Group transacts with its associate, unrealized profits resulting from the transactions with the associate are eliminated to the extent of interests in the associate and unrealized losses are eliminated to the extent that there is no indication of impairment on transferred assets resulting from such transactions. When necessary, adjustments are made to the financial statements of associates to bring their accounting policies into line with those adopted by the Group in applying the equity method.
(5) Interests in joint ventures
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).
The Group accounts for its interests in jointly controlled entities using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations.
(6) Goodwill
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.
For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of income. An impairment loss recognized for goodwill is not reversed in subsequent periods.
(7) Accounting for foreign currencies translation
1) Functional currency and presentation currency The individual financial statements of each group entity are prepared in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are expressed in Korean Won, which is the presentation currency of the Group.
2) Translation of foreign currencies transactions and balances at the end of reporting period In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of the Group’s net investment in a foreign operation are recognized in equity.
The Group is recognizing the variation on book value of monetary securities which are classified as available-for-sale financial instruments, and denominated by foreign currency, as follows:
•	Amortized cost and effect of changes in foreign currency exchange rates, as gains and losses for the current period.
•	Variation on the fair value as other accumulated gains and losses.
And also, the group is recognizing the variation on non-monetary securities which are classified as available-for-sale financial assets as follows;
•	Variation on the fair value and effect of changes in foreign currency exchange rates, as accumulated gains and losses.
3) Foreign Currency Translation
Financial position and operating results of the Group are translated into the Group’s reporting currency as follows:

Description
Statement of consolidated financial position	The assets and liabilities are translated at the exchange rate prevailing at the end of the reporting period. Equity is translated at exchange rate at the time of acquisition.
Statement of consolidated comprehensive income	The statement of consolidated comprehensive income is translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.
(8) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.
(9) Financial assets and financial liabilities
1) The classification of financial assets
Financial assets are classified into the following categories depending on the nature and purpose of possession: ‘financial assets at fair value through profit and loss (“FVTPL”)’, ‘loans and receivables’, ‘available-for-sale financial assets (“AFS”)’ and ‘held-to-maturity investments (“HTM”).’
a) FVTPL
Financial assets are classified as at FVTPL when the financial asset is held for trading or is designated at FVTPL at initial recognition. All derivatives including the embedded derivatives, which are separated from the host contract, are classified as trading securities, unless they are designated and effective hedging instruments.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:
•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
•
the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.
b) Loans and receivables
Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.’
c) AFS financial assets
Non —derivatives financial assets that are not classified as at held-to maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at AFS.
d) HTM financial assets
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity.
2) Financial liabilities classification
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.
a) Financial liabilities at FVTPL
Financial liabilities as at FVTPL include a financial liability held for trading and a financial liability designated at FVTPL. All derivatives including the embedded derivatives separated from the host contract are classified as financial liabilities held for trading unless they are designated and effective hedging instruments.
The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.
b) Financial liabilities measured at amortized costs
Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.
3) Recognition and measurement
The Group recognizes financial assets at the trade date. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statement of comprehensive income.
Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. Held-to-maturity financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statement of comprehensive income during the period in which they arise. Changes in the fair value of monetary and non-monetary securities, which are classified as AFS financial assets, are recognized in other comprehensive income. Foreign exchange differences on AFS monetary assets are recognized in profit or loss and changes in carrying value that is not related to the exchange differences are recorded in other comprehensive income.
Dividend income of financial assets at FVTPL and AFS financial assets is recognized in profit or loss when the Group’s right to receive the dividend is established.
Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to profit or loss.
4) Derecognition of financial assets
The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.
5) Fair value of financial assets and liabilities
Derivatives, financial assets and liabilities held for trading, AFS financial assets are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
The fair values of quoted financial instruments in active markets are based on bid prices. If there is no active market for a financial instrument such as non-marketable equity securities, the Group establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to the current fair value of similar transactions and discounted cash flow analyses.
Fair value measurement methods for each type of financial instruments are as follows:

Classification	Fair value measurement methods
Securities	Securities are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker. Considering the characteristics of securities, one or more of the following valuation techniques are used in fair value measurement by such third party:
Discounted Cash Flow (“DCF”) model, Imputed Market Value (“IMV”) model, Free Cash Flow to Equity (“FCFE”) model, dividend discount model, and risk adjusted discounted rate model.

Loans and receivables	Loans and receivables are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by discounting expected future cash flows using current market rates.

Derivatives	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques. These include the use of recent arm’s length transactions, the settlement price in the most current transactions, if any, DCF and the option pricing models.

Deposits	Deposits are measured at fair value by maturity. The fair value of demand deposits approximates its carrying value and the fair value of savings deposits is measured by discounting expected future cash flows at a market interest rate or interest rate of other deposits with similar maturity.

Borrowings	Borrowings are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by discounting expected future cash flows using current market rates.

Subordinated borrowings	Subordinated borrowings are measured at quoted market price. Otherwise, they are measured by discounting expected future cash flows using current market rates.

(10) Offsetting financial instruments
Financial assets and liabilities are presented net in the statement of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.
(11) Impairment of the financial assets
1) Assets measured at amortized costs
The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected .
The criteria used to determine whether there is loss event include:
•	significant financial difficulty of the issuer or obligor; or

•	a breach of contract, such as a default or delinquency in interest or principal payments; or

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the

•	borrower a concession that the lender would not otherwise consider; or

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•
observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Group assesses whether loss event exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no loss event exists for financial assets individually assessed, the Group includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Group recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.
The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in profit or loss of current period.
For loans and receivables or held-to-maturity financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.
Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.
Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.
For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.
When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in profit or loss of current period.
2) AFS financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that the Group’s financial asset (or a group of financial assets) is impaired. For debt securities, the Group uses the criteria refer to (11)-1) above.
For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below cost objective evidence of impairment. The Group recognizes other comprehensive loss when the current fair value of the AFS financial asset is decreased. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in profit or loss as an impairment loss. For AFS equity instruments, impairment losses recognized in profit or loss are not reversed through profit or loss. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in profit or loss.
(12) Investment properties
The Group classifies the property held to earn rentals and/or for capital appreciation as investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.
While land is not depreciated, all other investment property is depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
(13) Fixed assets
Fixed assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of fixed assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101 First-time adoption of International Financial Reporting Standard, certain fixed assets such as land and buildings were measured at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.
Subsequent costs to replace part of the fixed assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.
Fixed assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Classification	Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Of the same kind or with similar useful lives

The Group reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.
(14) Intangible assets (intangible assets excluding goodwill)
Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Classification	Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years
(15) Impairment of non-monetary assets
Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss of current period.
(16) Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
1) The Group as lessor
Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.
Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.
2) The Group as lessee
Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.
Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.
Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(17) Derivative instruments
Derivative instruments are classified as forward, futures, option, and swap, depending on the type of transactions and are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.
1) Embedded derivatives
Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. If embedded derivatives are not treated as separate derivatives, they are designated as financial assets at FVTPL or financial liabilities at FVTPL in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement.
2) Hedge accounting
The Group designates certain hedging instruments to:
•	hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge);

•
hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and

•	hedge of a net investment in a foreign operation.
At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.
a) Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument no longer qualifies for hedge accounting and the fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from that date to maturity using the effective interest method.
b) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.
Hedge accounting is discontinued when the hedging instrument expires or is sold, or it no longer qualifies for hedge accounting, and any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.
c) Hedges of net investments in foreign operations
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity while the gain or loss relating to the ineffective portion is recognized immediately in profit or loss. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(18) Assets held for sale
The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
(19) Compound financial instruments
The component parts of compound financial instruments issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. The transaction cost related to the issuance of compound financial instrument is allocated to the liability and equity component proportionately to the amounts issued.
(20) Provisions
The Group recognizes provisions if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provisions are not recognized for the future operating losses.
The Group recognizes provisions related to the unused portion of point rewards earned by credit card customers, payment guarantees and litigations.
Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities as an asset retirement obligation.
Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.
(21) Equity capital
The Company recognizes common stock as an equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.
If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in profit or loss but recognized directly in equity.
(22) Financial guarantee contracts
A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. The financial guarantee contract is measured on initial recognition at the fair value, and the fair value is amortized over the financial guarantee contract term.
After initial recognition, financial guarantee contract is measured at the higher of:
•	the present value of estimated payment under the contracts; and

•	the amount initially recognized less, cumulative amortization recognized in accordance with the K-IFRS 1018 Revenue.

(23) Interest income and expense recognition
The Group recognizes interest income and expenses from held-to-maturity financial assets, loans and receivables, and other financial liabilities measured at amortized cost on an accrual basis using the effective interest method.
The effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities.
(24) Employee benefits
1) Short-term employee benefits
The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the entity has a constructive obligation, and thus the Group recognizes expenses and liabilities when the employees render service.
2) Retirement benefits
The Group operates defined benefit plans. For defined benefit plans, the liability recognized in the statement of financial position is the present value of the current defined benefit obligation at the date of the statement of financial position, less the fair value of plan assets, as adjusted for unrecognized past service cost.
The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.
Actuarial gains and losses arising from the differences between changes in actuarial assumptions and what has actually occurred are recognized in profit or loss in the period in which they occur.
(25) Equity-settled share-based payment arrangements
Equity-settled share-based payment which is granted to employees and others providing similar services is measured at the fair value of equity instruments at the grant date.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to other equity.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

(26) Income tax expense
Income tax consists of current and deferred income tax. Income tax is recognized in profit or loss except when it relates to elements recognized in other comprehensive income or directly in equity. Tax liabilities (Prepaid tax assets) is measured at the amount expected to be paid to taxation authorities (recovered from taxation authorities) using the tax rates and tax laws that have been enacted by the reporting date or substantively enacted.
Current tax expenses are calculated based on the basis of tax laws that have been enacted or substantively enacted by the reporting date in the countries where the Group operates and generates taxable income.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Company does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit or if the taxable temporary difference arises from the initial recognition of goodwill. Deferred income tax is calculated by tax rate and tax law which can predict to be adjusted on the time when the related deferred tax assets are realized and related deferred tax liabilities are settled.
Deferred tax assets are recognized to the extent future taxable profits are probable against which the temporary differences and carryforwards can be used against such future taxable profits. Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.
The consolidated tax return system applies to the Company and its 100%-owned domestic subsidiaries.
(27) Origination fees and costs
Fees, which are integral parts of the instrument yield, are accounted for deferred origination fees. Incremental and direct costs related to the acquisition or origination of loans are accounted for deferred origination costs, and they are amortized using the effective interest method and included in interest income on loans.
(28) Earnings per share (“EPS”)
Basic earnings per share is calculated by dividing net income available to controlling shareholders from statement of comprehensive income by the number of outstanding common shares, and diluted EPS is calculated by adjusting earnings and number of shares for the effects of all dilutive potential common shares.
(29) Reclassification of financial statements for the prior period
For the comparative purpose, the Company and its subsidiaries have reclassified the statement of financial position as of December 31, 2010 and statements of income, changes in shareholders’ equity and cash flow for the year ended December 31, 2010. However, the above reclassifications have no effect on the Company and its subsidiaries’ net assets as of December 31, 2010 and net income for the year ended December 31, 2010.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS
The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.
(1) Impairment of goodwill
The Group performs impairment test of goodwill annually or more frequently when there is indication that a CGU may be impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Group’s management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.
(2) Income Taxes
The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining provision for income taxes. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future at an amount different than their net recorded amount, we would make an adjustment to the provision for income taxes at such time.
(3) Fair value of financial instruments
The fair value of financial instruments that are not traded in active markets is established by using valuation techniques. The Company uses its judgment to select a variety of valuation techniques and make assumptions based on the market conditions as of September 30, 2011.
(4) Impairment loss on financial assets
The Group recognizes impairment losses for financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.
4. RISK MANAGEMENT
The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and to manage such risks.
The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.
The Group has established an approach to manage the acceptable level of risks and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.
The risk is managed by the risk management department based on the Group’s policy. The Risk Management Committee makes decisions on the risk strategies such as allocation of capital at risk and establishment of risk limit.

(1) Credit risk
Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.
1) Credit risk management
The Group considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes a grade derived using statistical methods.
2) Credit line management
In order to manage credit risk limit, the Group establishes and manages the appropriate credit line by obligor, company and industry through the management of obligors, total exposures and loan portfolios when approving the loan.
3) Credit risk mitigation
The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.
4) Maximum exposure to credit risk
The Group’s maximum exposure to credit risk refers to net book value of financial assets net of provisions, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment for loan contracts.
The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2011		December 31, 2010
Loans and receivables	Government	~~W~~	10,337,634	~~W~~	9,725,482
	Banks		13,517,783		10,913,842
	Corporates		117,819,098		105,781,133
	Consumers		96,695,652		91,759,050

	Sub-total		238,370,167		218,179,507

Financial assets at FVTPL	Short-term debt securities(*1)		17,005,991		15,602,259
	Designated at FVTPL		48,732		53,506
	Derivative for trading		4,558,825		4,162,617

	Sub-total		21,613,548		19,818,382

AFS financial assets	AFS debt securities(*1)		13,602,294		13,821,548
HTM financial assets	HTM debt securities		20,390,244		19,885,559
Derivative (Hedging)	Derivative assets		349,926		131,511
Off-balance sheet	Guarantees		20,984,960		20,392,124
	Loan commitments		89,506,052		87,549,064

	Sub-total		110,491,012		107,941,188

	Total	~~W~~	404,817,191	~~W~~	379,777,695

(*1)	Financial assets at FVTPL and AFS represents debt securities amount only (Notes 7 and 8).

a)	Geographical distribution of credit risk

The geographical distribution of credit risk of financial asset is as below (Unit: Korean Won in millions):

		September 30, 2011
		Korea		USA		UK		Japan		China		Others		Total
Loans and receivables	Government	~~W~~	10,337,634	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	10,337,634
	Banks		11,009,262		317,971		362,721		14,486		543,961		1,269,382		13,517,783
	Corporates		111,324,091		893,339		564,519		525,499		1,719,172		2,792,478		117,819,098
	Consumers		95,749,233		811,963		17,641		30,580		9,163		77,072		96,695,652

	Sub-total		228,420,220		2,023,273		944,881		570,565		2,272,296		4,138,932		238,370,167

Financial assets at FVTPL	Short-term debt securities(*1)		16,933,709		—		—		—		1,165		71,117		17,005,991
	Designated at FVTPL		48,732		—		—		—		—		—		48,732
	Derivative for trading		4,557,025		—		1,775		25		—		—		4,558,825

	Sub-total		21,539,466		—		1,775		25		1,165		71,117		21,613,548

AFS financial assets	AFS debt securities(*1)		13,495,539		83,494		—		—		—		23,261		13,602,294
HTM financial assets	HTM debt securities		20,265,202		2,074		—		—		—		122,968		20,390,244
Derivative (Hedging)	Derivative assets		349,926		—		—		—		—		—		349,926
Off-balance	Guarantees		19,188,357		222,885		120,633		50,954		217,625		1,184,506		20,984,960
	Loan commitments		88,831,370		61,531		—		21,354		444,172		147,625		89,506,052

	Sub-total		108,019,727		284,416		120,633		72,308		661,797		1,332,131		110,491,012

	Total	~~W~~	392,090,080	~~W~~	2,393,257	~~W~~	1,067,289	~~W~~	642,898	~~W~~	2,935,258	~~W~~	5,688,409	~~W~~	404,817,191

		December 31, 2010
		Korea		USA		UK		Japan		China		Others		Total
Loans and receivables	Government	~~W~~	9,725,482	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,725,482
	Banks		8,973,810		426,179		152,545		4,505		409,431		947,372		10,913,842
	Corporates		99,668,813		820,575		557,077		536,438		1,575,814		2,622,416		105,781,133
	Consumers		90,728,125		822,104		6		27,924		3,106		177,785		91,759,050

	Sub-total		209,096,230		2,068,858		709,628		568,867		1,988,351		3,747,573		218,179,507

Financial assets at FVTPL	Short-term debt securities(*1)		15,515,267		25,366		61,272		—		—		354		15,602,259
	Designated at FVTPL		53,506		—		—		—		—		—		53,506
	Derivative for trading		4,162,585		—		—		—		32		—		4,162,617

	Sub-total		19,731,358		25,366		61,272		—		32		354		19,818,382

AFS financial assets	AFS debt securities(*1)		13,672,738		123,364		—		—		15,503		9,943		13,821,548
HTM financial assets	HTM debt securities		19,765,444		2,262		—		—		—		117,853		19,885,559
Derivative (Hedging)	Derivative assets		131,511		—		—		—		—		—		131,511
Off-balance	Guarantees		19,432,070		114,341		68,124		47,881		163,368		566,340		20,392,124
	Loan commitments		87,040,091		56,940		—		1,593		398,122		52,318		87,549,064

	Sub-total		106,472,161		171,281		68,124		49,474		561,490		618,658		107,941,188

	Total	~~W~~	368,869,442	~~W~~	2,391,131	~~W~~	839,024	~~W~~	618,341	~~W~~	2,565,376	~~W~~	4,494,381	~~W~~	379,777,695

(*1)	Financial assets at FVTPL and AFS represents debt securities amount only (Notes 7 and 8).

b)	Industrial distribution of credit risk

The industrial distribution of credit risk of financial asset, which has been sorted into service industry, manufacturing industry and others (including retail), in accordance with the standard industrial classification code, is as follows (Unit: Korean Won in millions):

		September 30, 2011
		Service		Manufacturing		Others		Total
Loans and receivables	Government	~~W~~	9,901,447	~~W~~	1	~~W~~	436,186	~~W~~	10,337,634
	Banks		12,453,309		290		1,064,184		13,517,783
	Corporates		51,090,024		46,997,280		19,731,794		117,819,098
	Consumers		8,732,962		1,997,825		85,964,865		96,695,652

	Sub-total		82,177,742		48,995,396		107,197,029		238,370,167

Financial assets at FVTPL	Short-term debt securities(*1)		12,462,390		698,493		3,845,108		17,005,991
	Designated at FVTPL		—		—		48,732		48,732
	Derivative for trading		408,378		6,172		4,144,275		4,558,825

	Sub-total		12,870,768		704,665		8,038,115		21,613,548

AFS financial assets	AFS debt securities(*1)		6,390,117		173,754		7,038,423		13,602,294
HTM financial assets	HTM debt securities		9,710,303		80,361		10,599,580		20,390,244
Derivative (Hedging)	Derivative assets		206,485		—		143,441		349,926
Off-balance	Guarantees		7,089,170		11,394,509		2,501,281		20,984,960
	Loan commitments		21,523,781		29,578,435		38,403,836		89,506,052

	Sub-total		28,612,951		40,972,944		40,905,117		110,491,012

	Total	~~W~~	139,968,366	~~W~~	90,927,120	~~W~~	173,921,705	~~W~~	404,817,191

		December 31, 2010
		Service		Manufacturing		Others		Total
Loans and receivables	Government	~~W~~	8,578,537	~~W~~	-	~~W~~	1,146,945	~~W~~	9,725,482
	Banks		7,650,535		1,525		3,261,782		10,913,842
	Corporates		50,087,486		39,979,417		15,714,230		105,781,133
	Consumers		6,620,148		1,375,179		83,763,723		91,759,050

	Sub-total		72,936,706		41,356,121		103,886,680		218,179,507

Financial assets at FVTPL	Short-term debt securities(*1)		11,554,579		556,428		3,491,252		15,602,259
	Designated at FVTPL		—		—		53,506		53,506
	Derivative for trading		314,177		161		3,848,279		4,162,617

	Sub-total		11,868,756		556,589		7,393,037		19,818,382

AFS financial assets	AFS debt securities(*1)		6,712,832		113,206		6,995,510		13,821,548
HTM financial assets	HTM debt securities		11,366,672		70,563		8,448,324		19,885,559
Derivative (Hedging)	Derivative assets		—		—		131,511		131,511
Off-balance	Guarantees		5,066,344		12,312,425		3,013,355		20,392,124
	Loan commitments		29,882,623		41,024,220		16,642,221		87,549,064

	Sub-total		34,948,967		53,336,645		19,655,576		107,941,188

	Total	~~W~~	137,833,933	~~W~~	95,433,124	~~W~~	146,510,638	~~W~~	379,777,695

(*1)	Financial assets at FVTPL and AFS represents debt securities amount only (Notes 7 and 8).

5) Credit risk of loans and receivables
The credit risk of loans and receivables by customer type and loan condition are as follows (Unit: Korean Won in millions):

	September 30, 2011
	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	~~W~~	10,341,502	~~W~~	13,534,196	~~W~~	115,924,169	~~W~~	94,921,829	~~W~~	234,721,696
Loans overdue but not impaired		570		1,483		442,924		1,382,898		1,827,875
Impaired loans		—		997		5,627,025		922,255		6,550,277

Total		10,342,072		13,536,676		121,994,118		97,226,982		243,099,848

Allowances for possible loan losses		(4,438)		(18,893)		(4,175,020)		(531,330)		(4,729,681)

Net	~~W~~	10,337,634	~~W~~	13,517,783	~~W~~	117,819,098	~~W~~	96,695,652	~~W~~	238,370,167

	December 31, 2010
	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	~~W~~	9,729,751	~~W~~	10,937,577	~~W~~	103,206,847	~~W~~	90,515,331	~~W~~	214,389,506
Loans overdue but not impaired		832		855		394,522		998,242		1,394,451
Impaired loans		89		1,083		6,603,202		708,589		7,312,963

Total		9,730,672		10,939,515		110,204,571		92,222,162		223,096,920

Allowances for possible loan losses		5,190		25,673		4,423,438		463,112		4,917,413

Net	~~W~~	9,725,482	~~W~~	10,913,842	~~W~~	105,781,133	~~W~~	91,759,050	~~W~~	218,179,507

a) Credit quality of loans and receivables
The Group manages its loans and receivables that are not overdue or impaired through an internal rating system. Details are as follows (Unit: Korean Won in millions):

	September 30, 2011
					Business
							Small
					General		medium sized		Special
	Government		Banks		business		enterprise		lending		Sub-total		Consumers		Total
Above the appropriate credit rating	~~W~~	10,328,625	~~W~~	13,514,954	~~W~~	50,503,668	~~W~~	7,830,629	~~W~~	4,202,256	~~W~~	62,536,553	~~W~~	86,388,630	~~W~~	172,768,762
Below the constraint credit rating		8,441		552		25,653,971		22,033,999		4,294,364		51,982,334		8,370,415		60,361,742

Sub-total	~~W~~	10,337,066	~~W~~	13,515,506	~~W~~	76,157,639	~~W~~	29,864,628	~~W~~	8,496,620	~~W~~	114,518,887	~~W~~	94,759,045	~~W~~	233,130,504

Related collateral value	~~W~~	208	~~W~~	336,758	~~W~~	29,181,915	~~W~~	23,491,450	~~W~~	2,822,905	~~W~~	55,496,270	~~W~~	71,316,161	~~W~~	127,149,397

	December 31, 2010
					Business
							Small
					General		medium sized		Special
	Government		Banks		business		enterprise		lending		Sub-total		Consumers		Total
Above the appropriate credit rating	~~W~~	9,714,334	~~W~~	10,897,709	~~W~~	36,171,650	~~W~~	6,014,742	~~W~~	3,884,868	~~W~~	46,071,260	~~W~~	81,354,806	~~W~~	148,038,109
Below the constraint credit rating		10,310		14,279		28,339,634		21,888,827		5,300,522		55,528,983		8,988,736		64,542,308

Sub-total	~~W~~	9,724,644	~~W~~	10,911,988	~~W~~	64,511,284	~~W~~	27,903,569	~~W~~	9,185,390	~~W~~	101,600,243	~~W~~	90,343,542	~~W~~	212,580,417

Related collateral value	~~W~~	125	~~W~~	371,473	~~W~~	26,359,036	~~W~~	22,698,651	~~W~~	2,599,336	~~W~~	51,657,023	~~W~~	66,509,208	~~W~~	118,537,829

Allowances for bad-debt is deducted from the loans and receivables not overdue or impaired.
b) Aging analysis of loans and receivables
Aging analysis of loans and receivables overdue but not impaired are as follows (Unit: Korean Won in millions):

	September 30, 2011
					Business
							Small
					General		medium sized		Special
Overdue	Government		Banks		business		enterprise		lending		Sub-total		Consumers		Total
Less than 30 days	~~W~~	568	~~W~~	1,479	~~W~~	167,456	~~W~~	187,637	~~W~~	2	~~W~~	355,095	~~W~~	1,141,119	~~W~~	1,498,261
30 to 60 days		—		—		11,451		28,383		—		39,834		100,890		140,724
60 to 90 days		—		—		5,240		7,299		—		12,539		61,901		74,440

Sub-total	~~W~~	568	~~W~~	1,479	~~W~~	184,147	~~W~~	223,319	~~W~~	2	~~W~~	407,468	~~W~~	1,303,910	~~W~~	1,713,425

Collateral value (*)	~~W~~	—	~~W~~	—	~~W~~	85,250	~~W~~	120,371	~~W~~	—	~~W~~	205,621	~~W~~	883,655	~~W~~	1,089,276

	December 31, 2010
					Business
							Small
					General		medium sized		Special
Overdue	Government		Banks		business		enterprise		lending		Sub-total		Consumers		Total
Less than 30 days	~~W~~	832	~~W~~	854	~~W~~	173,448	~~W~~	78,650	~~W~~	8,326	~~W~~	260,424	~~W~~	830,612	~~W~~	1,092,722
30 to 60 days		—		—		21,340		32,712		—		54,052		74,106		128,158
60 to 90 days		—		—		64,676		2,695		—		67,371		37,058		104,429

Total	~~W~~	832	~~W~~	854	~~W~~	259,464	~~W~~	114,057	~~W~~	8,326	~~W~~	381,847	~~W~~	941,776	~~W~~	1,325,309

Collateral value (*)	~~W~~	—	~~W~~	—	~~W~~	76,416	~~W~~	94,202	~~W~~	—	~~W~~	170,618	~~W~~	661,801	~~W~~	832,419

(*)	The value of collateral held is collectable amounts used when calculating the respective allowances for loan loss.
Allowances for bad-debt is deducted from the loans and receivables that are overdue but not impaired.

c) Impaired loans and receivables individually evaluated
The loans and receivables that were determined to be impaired based on individual assessment, are as follows (Unit: Korean Won in millions):

	September 30, 2011
					Business
							Small &
					General		medium sized		Special
	Government		Banks		business		enterprise		lending		Sub-total		Consumers		Total
Impaired loans	~~W~~	—	~~W~~	798	~~W~~	2,339,562	~~W~~	344,131	~~W~~	209,050	~~W~~	2,892,743	~~W~~	632,697	~~W~~	3,526,238
Collateral value (*)	~~W~~	—	~~W~~	—	~~W~~	1,179,111	~~W~~	408,587	~~W~~	272,638	~~W~~	1,860,336	~~W~~	374,107	~~W~~	2,234,443

	December 31, 2010
					Business
							Small &
					General		medium sized		Special
	Government		Banks		business		enterprise		lending		Sub-total		Consumers		Total
Impaired loans	~~W~~	5	~~W~~	1,000	~~W~~	2,262,588	~~W~~	370,223	~~W~~	1,166,232	~~W~~	3,799,043	~~W~~	473,733	~~W~~	4,273,781
Collateral value (*)	~~W~~	—	~~W~~	1,083	~~W~~	1,317,731	~~W~~	411,347	~~W~~	344,129	~~W~~	2,073,207	~~W~~	222,398	~~W~~	2,296,688

(*)	The collateral value held is collectable amount used when calculating allowance for loan loss.
Allowances for loan loss is deducted from the impaired loans and receivables in the table above.
6) Credit quality of debt securities
The Group manages debt securities based on the external credit rating. Financial information demonstrating the credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2011
	Trading purpose		Designated		AFS
Level	at FVTPL(*1)		at FVTPL		securities(*)		HTM securities		Total
AAA	~~W~~	7,936,035	~~W~~	—	~~W~~	9,737,901	~~W~~	18,300,675	~~W~~	35,974,611
AA- ~ AA+		6,876,693		—		840,317		1,130,200		8,847,210
BBB- ~ A+		2,140,082		47,746		2,845,707		959,369		5,992,904
Below BBB-		53,181		986		176,482		—		230,649
Bankruptcy grade		—		—		1,887		—		1,887

Total	~~W~~	17,005,991	~~W~~	48,732	~~W~~	13,602,294	~~W~~	20,390,244	~~W~~	51,047,261

	December 31, 2010
	Trading purpose		Designated		AFS
Level	at FVTPL(*1)		at FVTPL		securities(*)		HTM securities		Total
AAA	~~W~~	7,346,766	~~W~~	—	~~W~~	9,199,215	~~W~~	17,331,007	~~W~~	33,876,988
AA- ~ AA+		6,710,549		—		1,381,450		970,914		9,062,913
BBB- ~ A+		1,428,981		53,506		3,193,387		1,583,633		6,259,507
Below BBB-		86,688		—		45,674		—		132,362
Bankruptcy grade		29,275		—		1,822		5		31,102

Total	~~W~~	15,602,259	~~W~~	53,506	~~W~~	13,821,548	~~W~~	19,885,559	~~W~~	49,362,872

(*)	Financial assets at FVTPL and AFS securities represents debt securities amount only (Notes 7 and 8).

(2) Market risk
Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.
Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.
1) Market risk management
For trading activities, the Group manages risks to avoid, bear or mitigate risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.
2) Market risk measurement
The Group uses both a standard-based and an internal model-based approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital while the internal risk measurement model is used to calculate general capital market risk of capital and it is used to measure internal risk management measure. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee
3) Risk control
At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.
4) Sensitivity analysis of market risk
The Group performs the sensitivity analysis for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which makes use of certain assumptions for fluctuations of market conditions and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period presently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.
For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risk for all other subsidiaries is measured and managed by the interest rate EaR and the interest rate VaR calculations based on a ‘Gap’ in interest rate per Bank for International Settlements (“BIS”) Framework. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of certain period. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during certain period of present or future.

a) Trading activities
The minimum, maximum and average VaR for the nine months ended September 30, 2011 and the year ended December 31, 2010, and the VaR as of September 30, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2011								Year ended December 31, 2010
	September								December
Risk factor	30, 2011		Average		Maximum		Minimum		31, 2010		Average		Maximum		Minimum
Interest rate	~~W~~	(10,196)	~~W~~	(8,620)	~~W~~	(10,851)	~~W~~	(5,967)	~~W~~	(6,271)	~~W~~	(15,563)	~~W~~	(30,387)	~~W~~	(5,284)
Stock price		(8,196)		(7,854)		(11,486)		(4,974)		(4,793)		(5,801)		(17,913)		(2,223)
Foreign currencies		(4,036)		(3,585)		(7,151)		(1,838)		(2,541)		(9,245)		(26,912)		(2,280)
Commodity		(164)		(401)		(3,070)		(12)		(81)		(847)		(2,760)		(11)

Total	~~W~~	(14,353)	~~W~~	(11,296)	~~W~~	(14,353)	~~W~~	(8,053)	~~W~~	(7,358)	~~W~~	(11,050)	~~W~~	(28,057)	~~W~~	(5,498)

b) Non-trading activities
The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	September 30, 2011				December 31, 2010
Scenario	NII		NPV		NII		NPV
Base case	~~W~~	6,075,411	~~W~~	11,580,525	~~W~~	5,756,535	~~W~~	16,278,695
Base case (Prepay)		6,082,187		11,541,987		5,754,621		16,351,097
IR 100bp up		6,388,598		12,010,761		6,060,459		16,871,378
IR 100bp down		5,745,503		11,117,263		5,421,537		15,636,215
IR 200bp up		6,694,693		12,415,849		6,364,475		17,423,566
IR 200bp down		5,328,099		10,615,452		4,985,138		14,932,771
IR 300bp up		7,000,786		12,799,485		6,668,490		17,942,039
IR 300bp down		4,810,386		10,066,515		4,315,315		14,154,335
The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank, and Kwangju Bank are as follows (Unit: Korean Won in millions):

September 30, 2011				December 31, 2010
EaR		VaR		EaR		VaR
~~W~~	(218,549)	~~W~~	(38,238)	~~W~~	(257,321)	~~W~~	(124,702)
5) Other market risk
a) Interest rate risk
The interest rate risk is managed by the Group by maintaining its risk exposure on assets and liabilities at floating interest rates assessed the exposures of related cash flows by maturity of repricing date as follows (Unit: Korean Won in millions):

		September 30, 2011
		Total due		Within 3months		3 to 6months		6 to 9months		9 to 12months		1 to 5years		5years ~
Asset	Loans and receivables	~~W~~	217,008,140	~~W~~	167,715,269	~~W~~	24,539,922	~~W~~	5,218,779	~~W~~	5,012,048	~~W~~	10,570,063	~~W~~	3,952,059
	AFS financial assets		17,518,079		6,215,065		1,577,822		1,673,360		1,759,048		5,757,694		535,090
	HTM financial assets		22,110,794		3,834,183		2,116,973		2,688,099		1,366,649		11,904,583		200,307

	Total		256,637,013		177,764,517		28,234,717		9,580,238		8,137,745		28,232,340		4,687,456

Liability	Deposits due to customers		195,192,732		101,554,425		31,854,151		21,569,998		16,186,347		23,730,316		297,495
	Borrowings		34,882,329		21,328,874		4,841,766		724,520		1,923,690		4,587,463		1,476,016
	Debentures		31,891,500		4,743,578		3,763,714		1,740,803		1,491,830		18,451,209		1,700,366

	Total	~~W~~	261,966,561	~~W~~	127,626,877	~~W~~	40,459,631	~~W~~	24,035,321	~~W~~	19,601,867	~~W~~	46,768,988	~~W~~	3,473,877

		December 31, 2010
		Total due		Within 3months		3 to 6months		6 to 9months		9 to 12months		1 to 5years		5years ~
Asset	Loans and receivables	~~W~~	208,517,847	~~W~~	165,284,651	~~W~~	20,380,936	~~W~~	4,277,964	~~W~~	4,710,518	~~W~~	11,161,448	~~W~~	2,702,330
	AFS financial assets		12,629,595		1,754,168		2,334,231		889,776		2,320,618		4,819,564		511,238
	HTM financial assets		20,687,569		3,996,469		416,338		1,131,781		2,254,476		12,756,208		132,297

	Total		241,835,011		171,035,288		23,131,505		6,299,521		9,285,612		28,737,220		3,345,865

Liability	Deposits due to customers		187,164,657		102,658,730		23,532,257		20,187,179		17,483,099		23,035,383		268,009
	Borrowings		32,536,729		20,443,876		3,805,015		956,778		1,675,855		4,547,763		1,107,442
	Debentures		36,365,884		7,837,401		2,829,352		1,469,629		2,296,362		18,091,696		3,841,444

	Total	~~W~~	256,067,270	~~W~~	130,940,007	~~W~~	30,166,624	~~W~~	22,613,586	~~W~~	21,455,316	~~W~~	45,674,842	~~W~~	5,216,895

Repricing date is defined as the date which interest rates of assets and liabilities can be adjusted before maturity. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest income and interest costs. However, loans and receivable account that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.
b) Currency risk
Currency risk occurs from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk occurs from non-monetary items or financial instruments denominated in the functional currency.
Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	September 30, 2011
	USD			JPY			CNY			EUR			Others		Total
	Foreign	Won		Foreign	Won		Foreign	Won		Foreign	Won		Won		Won
	currency	equivalent		currency	equivalent		currency	equivalent		currency	equivalent		equivalent		equivalent
Asset :
Loans and receivables	22,769	~~W~~	26,857,612	331,102	~~W~~	5,087,743	8,680	~~W~~	1,600,419	915	~~W~~	1,464,638	~~W~~	1,985,780	~~W~~	36,996,192
Financial assets at FVTPL	697		822,110	1,260		19,360	170		31,255	1		1,056		344		874,125
AFS financial assets	166		202,916	1,858		20,163	—		—	12		21,051		43,243		287,373
HTM financial assets	30		35,076	—		—	—		—	—		—		89,966		125,042

Total	23,662	~~W~~	27,917,714	334,220	~~W~~	5,127,266	8,850	~~W~~	1,631,674	928	~~W~~	1,486,745	~~W~~	2,119,333	~~W~~	38,282,732

Liability :
Financial liabilities at FVTPL	484	~~W~~	571,371	1,708	~~W~~	26,244	—	~~W~~	-	1	~~W~~	2,211	~~W~~	-	~~W~~	599,826
Deposits due to customer	5,846		6,917,814	47,330		727,281	7,931		1,462,255	212		338,842		639,017		10,085,209
Borrowings	8,826		10,432,230	179,552		2,759,018	33		6,050	1,169		1,872,167		367,981		15,437,446
Debentures	3,701		4,364,906	50,032		768,790	—		—	—		—		280,625		5,414,321
Other financial liabilities	3,485		4,110,298	3,037		46,668	264		48,760	102		162,686		286,603		4,655,015

Total	22,342	~~W~~	26,396,619	281,659	~~W~~	4,328,001	8,228	~~W~~	1,517,065	1,484	~~W~~	2,375,906	~~W~~	1,574,226	~~W~~	36,191,817

Off-balance	11,929	~~W~~	13,970,810	38,171	~~W~~	586,544	350	~~W~~	64,534	685	~~W~~	1,097,382	~~W~~	613,095	~~W~~	16,332,365

	December 31, 2010
	USD			JPY			CNY			EUR			Others		Total
	Foreign	Won		Foreign	Won		Foreign	Won		Foreign	Won		Won		Won
	currency	equivalent		currency	equivalent		currency	equivalent		currency	equivalent		equivalent		equivalent
Asset
Loans and receivables	16,613	~~W~~	19,130,432	339,840	~~W~~	4,698,359	9,563	~~W~~	1,649,400	958	~~W~~	1,453,549	~~W~~	1,781,616	~~W~~	28,713,356
Financial assets at FVTPL	790		900,837	403		5,629	295		50,832	—		322		2,016		959,636
AFS financial assets	295		345,380	2,332		26,669	90		15,551	11		18,914		39,245		445,759
HTM financial assets	26		29,612	—		—	—		—	—		—		113,924		143,536

Total	17,724	~~W~~	20,406,261	342,575	~~W~~	4,730,657	9,948	~~W~~	1,715,783	969	~~W~~	1,472,785	~~W~~	1,936,801	~~W~~	30,262,287

Liability
Financial liabilities at FVTPL	1,640	~~W~~	1,890,331	1,732	~~W~~	24,195	—	~~W~~	-	1	~~W~~	1,024	~~W~~	-	~~W~~	1,915,550
Deposits due to customer	5,449		6,278,430	46,070		639,274	7,203		1,242,476	162		247,677		467,997		8,875,854
Borrowings	6,816		7,827,648	184,671		2,564,817	972		167,680	723		1,092,187		405,216		12,057,548
Debentures	3,556		4,118,827	10,000		137,341	—		—	—		4,038		256,977		4,517,183
Other financial liabilities	908		1,052,944	11,418		158,822	122		21,066	29		45,432		39,113		1,317,377

Total	18,369	~~W~~	21,168,180	253,891	~~W~~	3,524,449	8,297	~~W~~	1,431,222	915	~~W~~	1,390,358	~~W~~	1,169,303	~~W~~	28,683,512

Off-balance	11,725	~~W~~	13,544,391	37,580	~~W~~	517,366	506	~~W~~	87,292	730	~~W~~	1,107,979	~~W~~	567,015	~~W~~	15,824,043

(3)	Liquidity risk
Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.
1) Liquidity risk management
Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statement of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.
Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities
a)	The Group’s maturity analysis of non-derivative financial liabilities by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	September 30, 2011
	Total due		Within 3months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5years		5years~
Financial liabilities at FVTPL	~~W~~	4,950,076	~~W~~	951,813	~~W~~	356,797	~~W~~	209,501	~~W~~	314,323	~~W~~	2,815,727	~~W~~	301,915
Deposits due to customers		198,959,394		108,840,573		30,121,713		19,617,075		32,612,406		6,052,512		1,715,115
Borrowings		36,407,682		19,899,958		5,588,556		1,200,629		2,677,865		5,543,076		1,497,598
Debentures		34,735,815		3,165,590		4,104,181		2,101,927		1,652,620		21,171,720		2,539,777
Other financial liabilities		20,790,827		15,646,460		29,593		12,576		154,975		272,485		4,674,738

Total	~~W~~	295,843,794	~~W~~	148,504,394	~~W~~	40,200,840	~~W~~	23,141,708	~~W~~	37,412,189	~~W~~	35,855,520	~~W~~	10,729,143

	December 31, 2010
	Total due		Within 3months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5years		5years~
Financial liabilities at FVTPL	~~W~~	1,947,941	~~W~~	6,952	~~W~~	38,770	~~W~~	7,745	~~W~~	38,083	~~W~~	499,475	~~W~~	1,356,916
Deposits due to customers		184,816,228		103,546,336		19,110,915		18,080,849		36,321,050		6,820,061		937,017
Borrowings		33,162,652		18,710,153		4,851,410		1,163,216		2,032,131		5,301,551		1,104,191
Debentures		36,805,625		1,269,361		2,027,071		2,320,420		2,970,901		21,386,029		6,831,843
Other financial liabilities		4,643,306		3,354,609		12,159		9,694		139,565		200,727		926,552

Total	~~W~~	261,375,752	~~W~~	126,887,411	~~W~~	26,040,325	~~W~~	21,581,924	~~W~~	41,501,730	~~W~~	34,207,843	~~W~~	11,156,519

Above maturity analysis includes both principal and interest cash flows.
b) Details of cash flows based on expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2011
	Total due		Within 3months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5years		5years~
Financial liabilities at FVTPL	~~W~~	4,950,076	~~W~~	951,812	~~W~~	356,797	~~W~~	209,501	~~W~~	314,323	~~W~~	2,815,727	~~W~~	301,916
Deposits due to customers		198,143,372		121,295,221		33,498,323		19,200,087		17,878,339		5,067,482		1,203,920
Borrowings		36,407,682		19,899,958		5,588,556		1,200,629		2,677,865		5,543,076		1,497,598
Debentures		34,735,815		3,165,590		4,104,181		2,101,926		1,652,621		21,171,720		2,539,777
Other financial liabilities		20,790,827		15,646,460		29,593		12,576		154,975		272,485		4,674,738

Total	~~W~~	295,027,772	~~W~~	160,959,041	~~W~~	43,577,450	~~W~~	22,724,719	~~W~~	22,678,123	~~W~~	34,870,490	~~W~~	10,217,949

	December 31, 2010
	Total due		Within 3months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5years		5years~
Financial liabilities at FVTPL	~~W~~	1,947,941	~~W~~	6,952	~~W~~	38,770	~~W~~	7,745	~~W~~	38,083	~~W~~	499,475	~~W~~	1,356,916
Deposits due to customers		184,030,428		123,728,677		24,103,222		15,838,073		14,888,840		4,969,046		502,570
Borrowings		33,162,652		18,710,153		4,851,410		1,163,216		2,032,131		5,301,551		1,104,191
Debentures		38,443,364		1,295,385		2,093,043		2,344,251		3,029,725		21,939,243		7,741,717
Other financial liabilities		4,643,306		3,354,609		12,159		9,694		139,565		200,727		926,552

Total	~~W~~	262,227,691	~~W~~	147,095,776	~~W~~	31,098,604	~~W~~	19,362,979	~~W~~	20,128,344	~~W~~	32,910,042	~~W~~	11,631,946

Above maturity analysis includes both interest and principal cash flows.

c) Details of cash flows based on remaining contractual maturity of off-balance accounts are as follows (Unit: Korean Won in millions):
Guarantees and loan commitments such as guarantees for debenture issuance and guarantees for lending which are financial guarantees provided by the Group have maturities. However, in case of request of transaction counterparty, the Group will carry out an immediate payment. Off-balance accounts are as follows (Unit : Korea Won in millions):

	September 30, 2011		December 31, 2010
Guarantees	~~W~~	20,984,960	~~W~~	20,392,124
Loan commitments		89,506,052		87,549,064
The above amounts are presented before deduction of related provisions
(4) Capital management
In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of capital adequacy ratiowih high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium — risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.
The own capital consists of basic capital and supplement capital. Goodwill which is not considered as capital management purposes is deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings; while the supplement capital includes liability which meets capital characteristics in accordance with regulator’s requirement.
The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations; and the Group maintains the capital adequacy ratio of 8% requirement as of September 30, 2011.
Furthermore, the Group also uses an equity-to-assets ratio as an index to manage capital. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of the bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of September 30, 2011 and December 31, 2010 are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Shareholders’ Equity	~~W~~	21,202,491	~~W~~	20,305,748
Assets		313,784,488		291,177,315

Equity-to-assets ratio		6.76%		6.97%

5. OPERATING SEGMENTS
The Group’s information about operating segments is disclosed in accordance with K-IFRS 1108 Operating Segment.This standard requires the Group to disclose the segment information used by the Group’s chief operative decision maker for the purposes of resource allocation and performance evaluation.
(1) Segment by target
The Group monitors its businesses by type of customers. The reportable segments are:
•	Consumer finance: consumer banking of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities);

•	Corporate finance: corporate banking of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities);

•	Investment banking: investment banking of subsidiaries (Woori Bank and Woori Investment& Securities);

•	Capital market: capital market of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities); and

•	Others: results of the Parent and other segments of subsidiaries (Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment Securities) and the Group’s other consolidated subsidiaries.
(Unit: Korean Won in millions)

	September 30, 2011
	Consumer		Corporate		Investment
	finance		finance		banking		Capital market		Others		Sub-total		Adjustment		Total
Assets	~~W~~	78,254,881	~~W~~	114,844,751	~~W~~	8,226,841	~~W~~	54,627,725	~~W~~	80,742,858	~~W~~	336,697,056	~~W~~	(22,912,568)	~~W~~	313,784,488
Liabilities	~~W~~	83,260,399	~~W~~	116,474,680	~~W~~	450,777	~~W~~	40,513,548	~~W~~	51,395,686	~~W~~	292,095,090	~~W~~	486,907	~~W~~	292,581,997

	December 31, 2010
	Consumer		Corporate		Investment
	finance		finance		banking		Capital market		Others		Sub-total		Adjustment		Total
Assets	~~W~~	75,086,716	~~W~~	105,469,496	~~W~~	8,445,014	~~W~~	43,268,037	~~W~~	78,455,130	~~W~~	310,724,393	~~W~~	(19,547,078)	~~W~~	291,177,315
Liabilities	~~W~~	80,169,868	~~W~~	111,315,741	~~W~~	292,545	~~W~~	31,208,006	~~W~~	48,737,453	~~W~~	271,723,613	~~W~~	(852,046)	~~W~~	270,871,567

	Nine months ended September 30, 2011
	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	2,145,167	~~W~~	2,565,989	~~W~~	12,243	~~W~~	179,168	~~W~~	5,660	~~W~~	4,908,227	~~W~~	489,672	~~W~~	5,397,899
Interest income		3,523,489		4,725,796		255,270		1,050,586		1,607,217		11,162,358		(18,213)		11,144,145
Interest expense		1,579,197		2,670,645		8,783		491,366		1,506,224		6,256,215		(509,969)		5,746,246
Inter-segment		200,875		510,838		(234,244)		(380,052)		(95,333)		2,084		(2,084)		—
Non-interest income, net		556,148		382,801		77,772		(1,429)		1,727,411		2,742,703		(924,215)		1,818,488
Non-interest income		1,570,538		2,123,655		372,974		6,813,297		6,602,372		17,482,836		(1,049,189)		16,433,647
Non-interest expense		1,030,186		1,776,257		257,673		6,850,333		4,826,024		14,740,473		(125,314)		14,615,159
Inter-segment		15,796		35,403		(37,529)		35,607		(48,937)		340		(340)		—
Other expense		1,817,611		1,233,687		374,338		123,475		920,537		4,469,648		81,232		4,550,880
Administrative expense		1,651,898		689,472		43,029		77,595		441,439		2,903,433		(192,575)		2,710,858
Provisions		165,713		544,215		331,309		45,880		479,098		1,566,215		273,807		1,840,022
Operating income		883,704		1,715,103		(284,323)		54,264		812,534		3,181,282		(515,775)		2,665,507

	Nine months ended September 30, 2010
	Consumer		Corporate		Investment		Capital
	finance		finance		banking		market		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	2,043,087	~~W~~	2,557,472	~~W~~	28,286	~~W~~	213,022	~~W~~	(504,625)	~~W~~	4,337,242	~~W~~	398,007	~~W~~	4,735,249
Interest income		3,336,844		4,621,852		276,512		966,327		1,430,905		10,632,440		(96,482)		10,535,958
Interest expense		1,605,216		2,587,023		10,513		462,463		1,616,778		6,281,993		(481,284)		5,800,709
Inter-segment		311,459		522,643		(237,713)		(290,842)		(318,752)		(13,205)		13,205		—
Non-interest income, net		520,554		398,713		131,699		164,410		1,503,971		2,719,347		(970,993)		1,748,354
Non-interest income		1,463,248		1,962,869		832,309		8,165,047		5,318,918		17,742,391		(657,755)		17,084,636
Non-interest expense		960,565		1,587,830		649,160		8,035,193		3,790,498		15,023,246		313,036		15,336,282
Inter-segment		17,871		23,674		(51,450)		34,556		(24,449)		202		(202)		—
Other expense		1,687,090		1,859,504		185,595		127,279		942,794		4,802,262		(259,466)		4,542,796
Administrative expense		1,558,331		597,644		40,037		72,621		297,788		2,566,421		(162,332)		2,404,089
Provisions		128,759		1,261,860		145,558		54,658		645,006		2,235,841		(97,134)		2,138,707
Operating income		876,551		1,096,681		(25,610)		250,153		56,552		2,254,327		(313,520)		1,940,807

(2)	Segment by legal entity
The Group’s reportable segments by independent legal entity are Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment Securities and others.
•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment Securities: Woori Investment Securities and its consolidated subsidiaries

•	Others: The Company and its other consolidated subsidiaries
(Unit: Korean Won in millions)

	September 30, 2011
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Assets	~~W~~	243,214,795	~~W~~	25,465,353	~~W~~	17,913,137	~~W~~	21,853,961	~~W~~	24,805,466	~~W~~	333,252,712	~~W~~	(19,468,224)	~~W~~	313,784,488
Liabilities	~~W~~	225,195,140	~~W~~	23,720,877	~~W~~	16,719,623	~~W~~	18,875,869	~~W~~	10,148,901	~~W~~	294,660,410	~~W~~	(2,078,413)	~~W~~	292,581,997

	December 31, 2010
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Assets	~~W~~	228,554,863	~~W~~	21,803,888	~~W~~	16,841,006	~~W~~	18,646,143	~~W~~	24,176,528	~~W~~	310,022,428	~~W~~	(18,845,113)	~~W~~	291,177,315
Liabilities	~~W~~	211,067,932	~~W~~	20,148,379	~~W~~	15,672,611	~~W~~	15,814,476	~~W~~	9,760,635	~~W~~	272,464,033	~~W~~	(1,592,466)	~~W~~	270,871,567

	Nine months ended September 30, 2011
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	4,261,801	~~W~~	512,278	~~W~~	374,722	~~W~~	237,846	~~W~~	3,145	~~W~~	5,389,792	~~W~~	8,107	~~W~~	5,397,899
Interest income		8,642,616		953,657		704,461		483,610		383,515		11,167,859		(23,714)		11,144,145
Interest expense		4,380,815		441,379		329,739		245,764		380,370		5,778,067		(31,821)		5,746,246
Non-interest income, net		1,303,420		(2,659)		5,028		341,981		892,910		2,540,680		(722,192)		1,818,488
Non-interest income		12,677,173		359,388		116,246		3,008,665		1,146,377		17,307,849		(874,202)		16,433,647
Non-interest expense		11,373,753		362,047		111,218		2,666,684		253,467		14,767,169		(152,010)		14,615,159
Other expense		3,271,361		315,605		237,052		422,700		493,315		4,740,033		(189,153)		4,550,880
Administrative expense		1,823,608		185,360		155,729		425,700		334,285		2,924,682		(213,824)		2,710,858
Provisions		1,447,753		130,245		81,323		(3,000)		159,030		1,815,351		24,671		1,840,022
Operating income		2,293,860		194,014		142,698		157,127		402,740		3,190,439		(524,932)		2,665,507

	Nine months ended September 30, 2010
							Woori
			Kyongnam		Kwangju		Investment
	Woori Bank		Bank		Bank		Securities		Others		Sub-total		Adjustment		Total
Net interest income	~~W~~	3,710,721	~~W~~	471,603	~~W~~	345,158	~~W~~	262,872	~~W~~	(65,563)	~~W~~	4,724,791	~~W~~	10,458	~~W~~	4,735,249
Interest income		8,226,897		879,208		677,914		462,229		306,999		10,553,247		(17,289)		10,535,958
Interest expense		4,516,176		407,605		332,756		199,357		372,562		5,828,456		(27,747)		5,800,709
Non interest income, net		1,206,648		49,686		18,634		406,524		728,796		2,410,288		(661,934)		1,748,354
Non-interest income		13,715,218		416,974		175,939		2,636,334		888,219		17,832,684		(748,048)		17,084,636
Non-interest expense		12,508,570		367,288		157,305		2,229,810		159,423		15,422,396		(86,114)		15,336,282
Other expense		3,505,228		283,470		244,556		359,523		357,810		4,750,587		(207,791)		4,542,796
Administrative expense		1,660,018		167,145		136,210		373,931		274,821		2,612,125		(208,036)		2,404,089
Provisions		1,845,210		116,325		108,346		(14,408)		82,989		2,138,462		245		2,138,707
Operating income		1,412,141		237,819		119,236		309,873		305,423		2,384,492		(443,685)		1,940,807

(3)	Information on financial products and services
The financial products of the Group are classified as interest bearing products, non-interest bearing products and others. This classification of product has already been reflected in the composition of the reportable segments above.
(4) Information on geographical areas
Of the Group’s revenue (interest income and non-interest income) from external services, revenue from the domestic customers for the nine months ended September 30, 2011 and 2010 amounted to ~~W~~26,997,037 million and ~~W~~26,879,977, respectively, and revenue from the foreign customers amounted to ~~W~~580,755 million and ~~W~~740,618 million, respectively. Of the Groups’ non-current assets (investments in jointly controlled entities and associates, investment properties, fixed assets and intangible assets), non-current assets attributed to domestic subsidiaries as of September 30, 2011 and 2010 are ~~W~~4,935,109 million and ~~W~~4,746,322 million, respectively, and foreign subsidiaries are ~~W~~34,413 million and ~~W~~34,307 million, respectively.

6. RESTRICTED DEPOSITS
Details of restricted deposits are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010		Reasonable
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	~~W~~	883,988	~~W~~	805,675	Regulation on Supervision of Securities Business
Loans and receivables:
Due from banks in local currency
The Bank of Korea		8,018,849		8,088,129	Reserve deposits
Korea Exchange		751		376	Deposits for required allotted charges
Korea Finance Security Co., Ltd.		203,197		201,265	Regulation on Supervision of Securities Business
Samsung Security		19,777		79,224	Margins
Shinhan Bank		62		1,799	Deposits for opening account, etc.
Others		315,842		378,928	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea		300,203		309,508	Reserve deposits
Bank of Japan		23,117		18,310	Reserve deposits
Bank of Tokyo Mitsubishi		68,288		38,616	Installation deposits of financial institution
JP Morgan Chase Bank		114,203		146,811	Derivative transaction collateral provider, etc.

Sub-total		9,064,289		9,262,966

Total	~~W~~	9,948,277	~~W~~	10,068,641

7. FINANCIAL ASSETS AT FVTPL

(1)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Deposits
Reserve for claims of customers deposits	~~W~~	883,988	~~W~~	805,675
Securities:
Government bonds in KRW		1,781,607		3,495,375
Financial institution bonds in KRW		4,786,975		3,622,232
Corporation bonds in KRW		4,003,157		2,418,752
Equity securities in KRW		495,297		619,309
Beneficiary certificates in KRW		182,518		228,513
Other securities in KRW		3,891,655		3,580,500
Securities in foreign currencies		420,062		509,363
Loaned securities		31,074		409,622
Equity-linked securities		20		—

Sub-total		15,592,365		14,883,666

Derivatives instruments assets:
Interest rate derivatives		1,544,237		1,350,353
Currency derivatives		2,862,723		2,571,193
Equity derivatives		81,295		195,260
Credit derivatives		29,691		15,980
Commodity derivatives		40,651		29,818
Other derivatives		228		13

Sub-total		4,558,825		4,162,617

Others		2,123,091		1,619,271

Total	~~W~~	23,158,269	~~W~~	21,471,229

(2) Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Equity securities in KRW	~~W~~	11,822	~~W~~	10,345
Asset backed securities		48,732		53,506
Equity-linked securities		554,819		301,867

Total	~~W~~	615,373	~~W~~	365,718

8. AVAILABLE-FOR-SALE FINANCIAL ASSETS
AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
In local currency
Debt securities :
Government bonds	~~W~~	2,919,241	~~W~~	2,719,912
Financial debentures		4,654,547		5,896,815
Corporation bonds		4,303,501		2,689,957

Sub-total		11,877,289		11,306,684

Equity securities :
Listed stocks		935,859		1,640,071
Unlisted stocks		1,525,564		1,442,036
Beneficiary certificates		4,584,952		5,173,085
Others		1,193,647		1,443,577

Sub-total		8,240,022		9,698,769

Total in local currency		20,117,311		21,005,453

In foreign currency
Debt securities		112,895		283,758
Equity securities :
Equity securities		150,689		153,519
Beneficiary certificates		23,549		23,335
Others		84		16

Sub-total		174,322		176,870

Total in foreign currency		287,217		460,628

Loaned securities		478,357		878,617

Total	~~W~~	20,882,885	~~W~~	22,344,698

9. HELD-TO-MATURITY FINANCIAL ASSETS
HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
In local currency
Government bond	~~W~~	8,088,282	~~W~~	6,347,443
Financial debentures		5,835,858		7,832,371
Corporation bonds		6,320,180		5,491,011

Sub-total		20,244,320		19,670,825

In foreign currencies
Debt securities		125,042		143,537

Securities loaned		20,882		71,197

Total	~~W~~	20,390,244	~~W~~	19,885,559

10. LOANS AND RECEIVABLES
(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Due from banks	~~W~~	13,382,093	~~W~~	13,281,447
Provisions		(13,855)		(11,399)
Loans		213,915,858		201,292,345
Provisions		(4,435,469)		(4,717,681)
Other loans and receivables		15,801,897		8,523,128
Provisions		(280,357)		(188,333)

Total	~~W~~	238,370,167	~~W~~	218,179,507

(2) Deposits as are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Due from banks in local currency :
Due from the Bank of Korea	~~W~~	8,018,849	~~W~~	8,088,129
Due from depository institutions		1,835,742		2,001,584
Due from non-depository financial institutions		156,737		264,694
Due from the Korea Exchange		345,352		223,743
Others		36,027		111,529
Provisions		(4,259)		(4,007)

Sub-total		10,388,448		10,685,672

Due from banks in foreign currencies :
Due from banks on demand		2,238,841		1,743,662
Due from banks on time		322,663		456,788
Others		427,882		391,318
Provisions		(9,596)		(7,392)

Sub-total		2,979,790		2,584,376

Total	~~W~~	13,368,238	~~W~~	13,270,048

(3) Loans are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Loans in local currency	~~W~~	170,200,341	~~W~~	160,379,652
Loans in foreign currencies		13,933,557		13,458,732
Usance		6,413,073		4,338,818
Credit card accounts		4,622,586		4,356,652
Bills bought in foreign currencies		5,774,504		5,148,175
Bills bought in local currency		724,396		424,683
Factoring receivables		277,533		113,722
Advances for customers on guarantees		262,103		306,167
Privately placed bonds		2,016,369		2,621,376
Loans to be converted to equity securities		1,723		1,723
Finance leases		666,166		631,871
Loans for installment		1,427,600		1,130,159
Securitized loans		1,369,793		1,230,096
Stock loans		1,207,193		1,206,752
Other loans		110,217		148,258
Others		144,950		73,437
Call loans		3,350,948		3,716,967
Bonds purchased under resale agreements		1,412,806		2,005,105
Provisions		(4,435,469)		(4,717,681)

Total	~~W~~	209,480,389	~~W~~	196,574,664

(4) Other loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
CMA accounts	~~W~~	387,055	~~W~~	1,059,112
Receivables		11,853,815		3,944,981
Accrued income		1,327,340		1,188,172
Telex and telephone subscription rights and guarantee deposits		1,247,255		1,221,156
Other debtors		986,432		1,109,707
Provisions		(280,357)		(188,333)

Total	~~W~~	15,521,540	~~W~~	8,334,795

(5) Changes in provisions for possible losses are as follows (Unit : Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Beginning balance	~~W~~	4,917,413	~~W~~	3,862,659
Provision for credit loss for the period		1,662,824		2,868,540
Increase on repurchase of NPV		3,525		10,314
Recoveries of written-off loans		82,518		168,599
Charge-off		(1,274,093)		(1,506,248)
Foreign exchange translation adjustment		(5,278)		(1,720)
Others		(657,228)		(484,731)

Ending balance	~~W~~	4,729,681	~~W~~	4,917,413

11. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
(1) The fair value hierarchy
Financial instruments at fair value are classified under the three levels of the fair value hierarchy as follows:
Level 1: If a financial instrument is measured at fair value using a quoted price in an active market, such financial instrument is classified as level 1. The Group’s level 1financial instruments include stocks traded on exchange, derivatives and treasury bonds.
Level 2: If a financial instrument is measured at fair value using valuation techniques based on inputs other than quoted prices included in level 1 that are observable in a market, such financial instrument is classified as level 2. The Group’s level 2 financial instruments include such Over-the-Counter (“OTC”) derivatives as bonds denominated in Korean Won, bonds denominated in foreign currencies, swap, forward and option.
Level 3: If a financial instrument is measured at fair value using valuation techniques based on one or more significant inputs that are not based on observable market data (unobservable input), such financial instrument is classified as level 3. The Group’s level 3 financial instruments include non-listed stocks, complex structured notes and complex OTC derivatives.
If a financial instrument is traded in an active market, the best possible estimate of fair value is a quoted price in such a market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. The Group principally uses valuation techniques that are commonly used by market participants to price the instrument. To the extent practical, the valuation models make maximum use of observable data.

This valuation technique includes all factors that the market participants would consider in setting a price. The Group regularly reassesses whether the valuation technique properly reflects the factors from the market by using the observable market data of the similar instruments
(2) Fair value hierarchy of financial assets and liabilities measured at current fair value are as follows (Unit: Korean Won in millions):

	September 30, 2011
	Level 1		Level 2		Level 3		Total
Financial assets :
Financial asset held for trading (*)	~~W~~	1,878,861	~~W~~	16,708,583	~~W~~	12,000	~~W~~	18,599,444
Financial assets designated at FVTPL		—		198,608		416,765		615,373
Available-for-sale financial assets		3,708,917		14,634,854		2,539,114		20,882,885
Derivative assets (*)		6,682		4,816,385		85,684		4,908,751

Financial liabilities :
Financial liabilities held for trading (*)	~~W~~	408,630	~~W~~	36,590	~~W~~	—	~~W~~	445,220
Financial liabilities designated at FVTPL		21		2,010,607		2,363,244		4,373,872
Derivative liabilities (*)		9,713		4,525,085		461,562		4,996,360

	December 31, 2010
	Level 1		Level 2		Level 3		Total
Financial assets :
Financial asset held for trading (*)	~~W~~	1,912,502	~~W~~	15,314,607	~~W~~	81,503	~~W~~	17,308,612
Financial assets designated at FVTPL		53		126,866		238,799		365,718
Available-for-sale financial assets		3,483,051		15,292,176		3,569,471		22,344,698
Derivative assets (*)		348		4,290,051		3,729		4,294,128

Financial liabilities :
Financial liabilities held for trading (*)	~~W~~	363,516	~~W~~	493,582	~~W~~	—	~~W~~	857,098
Financial liabilities designated at FVTPL		—		2,565,294		1,766,213		4,331,507
Derivative liabilities (*)		1,001		3,288,180		365,834		3,655,015
(*) Derivatives classified as FVTPL are included in derivatives assets and liabilities.

(3) Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2011
					Other
	January 1,		Profit or		comprehensive		Purchases/		Disposals/		September 30,
	2011		loss		income		Issuances		Settlements		2011
Financial assets :
Financial assets held for trading	~~W~~	81,503	~~W~~	(731)	~~W~~	—	~~W~~	135,519	~~W~~	(204,291)	~~W~~	12,000
Financial assets designated at FVTPL		238,799		(14,656)		—		325,655		(133,033)		416,765
Available-for-sale financial assets		3,569,471		(63,470)		45,998		706,651		(1,719,536)		2,539,114
Derivative assets		3,729		20,415		—		98,339		(36,799)		85,684

Financial liabilities :
Financial liabilities held for trading	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Financial liabilities designated at FVTPL		1,766,213		(70,495)		—		2,169,305		(1,501,779)		2,363,244
Derivative liabilities		365,834		359,893		—		196,411		(197,002)		725,136

	Year ended December 31, 2010
					Other
	January 1,		Profit or		comprehensive		Purchases/		Disposals/		December 31,
	2010		loss		income		Issuances		Settlements		2010
Financial assets
Financial assets held for trading	~~W~~	77,787	~~W~~	1,862	~~W~~	—	~~W~~	1,854	~~W~~	—	~~W~~	81,503
Financial assets designated at FVTPL		352,834		211,604		—		394,999		(720,638)		238,799
Available-for-sale financial assets		4,555,758		(93,432)		(488,626)		1,511,586		(1,915,815)		3,569,471
Derivative assets		13		1,862		—		1,854		—		3,729

Financial liabilities
Financial liabilities held for trading	~~W~~	2,541	~~W~~	798	~~W~~	—	~~W~~	—	~~W~~	(3,339)	~~W~~	—
Financial liabilities designated at FVTPL		2,159,182		393,298		—		2,105,182		(2,891,449)		1,766,213
Derivative liabilities		781,421		(149,529)		—		269,528		(535,586)		365,834
All recognized gains and losses on current period are related to the holding assets of current and previous period-end.
Gain and loss on the fair value of derivatives and AFS securities are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2011
	Fair value		Book value
Financial assets:
Held-to-maturity financial assets	~~W~~	20,541,224	~~W~~	20,390,244
Loans and receivables		243,936,522		238,370,167
Financial liabilities:
Deposits due to customers		192,361,727		192,620,167
Borrowings		35,288,119		35,393,251
Debentures		30,774,860		30,151,958
Other financial liabilities		22,491,876		22,533,680

	December 31, 2010
	Fair value		Book value
Financial assets:
Held-to-maturity financial assets	~~W~~	20,032,501	~~W~~	19,885,559
Loans and receivables		218,098,371		218,179,507
Financial liabilities:
Deposits due to customers		185,314,019		185,427,625
Borrowings		34,232,572		34,265,662
Debentures		29,501,712		29,110,640
Other financial liabilities		11,591,452		11,607,333

12. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES AND ASSOCIATES
(1) The condition of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

				September 30, 2011		December 31, 2010
				Number of		Number of		Financial
			Main	shares	Ownership	shares	Ownership	Statement as
Subsidiaries	Capital		business	owned	(%)	owned	(%)	of
Woori Finance Holdings Co., Ltd.:
Woori Aviva Life Insurance Co., Ltd. (*1)	~~W~~	73,700	Life insurance	7,601,091	51.6	7,601,091	51.6	Sep.30 (*11)

Woori, Kyongnam & Kwangju Bank, Woori Financial, Woori Private Equity Fund, Woori Investment Securities
Woori Blackstone Korea Opportunity Private Equity Fund I (*2)		251,100	Financial business	49,030mil.	44.6	2,700mil.	44.6	Sep.30 (*11)

Woori, Kyongnam & Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*3)		10,000	Credit information	180,000	9.0	180,000	9.0	Sep.30 (*11)

Woori Bank & Kyongnam Bank:
BC Card Co., Ltd. (*4)		44,000	Credit card financing	—	—	1,303,920	29.6	—

Woori Bank :
Korea Finance Security Co., Ltd. (*3)		6,000	Security service	183,870	15.3	183,870	15.3	Sep.30 (*11)
Woori Service Networks Co., Ltd. (*3)		500	Freight & staffing services	4,704	4.9	4,704	4.9	Sep.30 (*11)
Kumho Tire Co., Inc. (*5)		482,800	Manufacturing	22,514,800	23.3	22,514,800	24.2	Sep.30 (*11)
United PF 1st Corporate Financial Stability (*6)		605,000	Financial business	185	18.5	—	—	Sep.30 (*11)

Woori F&I :
Woori SB Fifth Asset Securitization Specialty		2,900	Other financial business	171,456	30.0	171,456	30.0	Sep.30
Woori SB Eighth Asset Securitization Specialty		1,900	”	149,336	40.0	149,336	40.0	Sep.30
Woori SB Ninth Asset Securitization Specialty (*7)		400	”	6,642	45.0	38,142	45.0	Sep.30
Woori SB Eleventh Asset Securitization Specialty (*7)		1,200	”	40,527	45.0	103,527	45.0	Sep.30
Woori SB Twelfth Asset Securitization Specialty (*7)		1,400	”	101,544	40.0	109,544	40.0	Sep.30
Woori BC Pegasus Asset Securitization Specialty		9,700	”	581,580	30.0	581,580	30.0	Sep.30
Woori Stream Second Asset Securitization Specialty (*8)		1,500	”	—	—	143,088	40.0	—
Woori Stream Third Asset Securitization Specialty (*7)		1,500	”	120,472	40.0	132,472	40.0	Sep.30
Woori Stream Fourth Asset Securitization Specialty (*7)		1,600	”	125,808	40.0	129,808	40.0	Sep.30
Woori HB First Asset Securitization Specialty		50	”	3,712	40.0	3,712	40.0	Sep.30
Woori HB Second Asset Securitization Specialty (*8)		50	”	—	—	8,888	40.0	—
Woori Piastone Bridge Asset Securitization Specialty (*7)		300	”	22,336	40.0	54,336	40.0	Sep.30

				September 30, 2011		December 31, 2010
				Number of		Number of		Financial
			Main	shares	Ownership	shares	Ownership	Statement as
Subsidiaries	Capital		business	owned	(%)	owned	(%)	of
Woori EA First Asset Securitization Specialty	~~W~~	100	Other financial business	8,000	40.0	8,000	40.0	Sep.30
Woori EA Second Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	Sep.30
Woori EA Sixth Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	Sep.30
Woori EA Seventh Asset Securitization Specialty		60	”	5,652	45.0	5,652	45.0	Sep.30
Woori EA Ninth Asset Securitization Specialty		100	”	8,000	40.0	8,000	40.0	Sep.30
Woori EA Eleventh Asset Securitization Specialty (*9)		2,600	”	68,905	45.0	—	—	Sep.30
CW Two Partners Co., Ltd.		100	”	12,999	50.0-1share	12,999	50.0-1share	Sep.30
Woori F&I Fifteenth Asset Securitization Specialty		10	”	120	40.0	120	40.0	Sep.30
KAMCO Fifth Asset Securitization Specialty		25,700	”	87,013	24.0	87,013	24.0	Sep.30
KAMCO Sixth Asset Securitization Specialty		2,400	”	212,553	45.0	212,553	45.0	Sep.30
KAMCO Seventh Asset Securitization Specialty		600	”	51,417	45.0	51,417	45.0	Sep.30
Woori Tomato Second Asset Securitization Specialty		10	”	135	45.0	135	45.0	Sep.30
Woori Fine First Asset Securitization Specialty		1,500	”	135,900	45.0	135,900	45.0	Sep.30
Hiking-Woori Capital (*8)		500	”	—	—	245,000	49.0	—
Woori-Consus Capital		500	”	220,000	44.0	220,000	44.0	Sep.30 (*11)
Chungdo Woori Century Security Corp., Ltd.		16,500	”	49,987,530	49.5	49,987,530	49.5	Sep.30

Woori PEF :
Phoenix Digital Tech Co., Ltd.		5,500	Semiconductor equipment	500,000	50.0	500,000	50.0	Sep.30 (*11)
Woori Renaissance Holdings (*1)		200	Other financial business	1,260	51.6	1,260	51.6	Sep.30
Bonghwang Semiconductor Yuhan Gongsa		31,000	Semiconductor packaging	—	30.0	—	30.0	Dec.31

Kumho Investment Bank :
My Asset Manhattan Real Estate Investment Trust 1st (*10)		46,300	Other financial business	20,015mil.	40.0	—	—	Sep.30

MARS First :
Sempio Foods Co., Ltd.		4,400	Food & beverages manufacturing	1,465,446	33.0	1,465,446	33.0	Mar.31(*11)

MARS Second :
Seoul Lakeside Co., Ltd.		1,600	Hotel	76,000	47.5	76,000	47.5	Dec.31

(*1)	Woori Aviva Life Insurance Co., Ltd. and Woori Renaissance Holdings are accounted for using the equity method of accounting as they are subject to joint control based on the provisions of K-IFRS 1031.

(*2)	The number of shares increased due to the additional investment for the nine months ended September 30, 2011.

(*3)	Woori Bank, a subsidiary, can exercise the significant influence over Korea Credit Bureau and Korea Finance Security. Important transactions of Woori Service Network are mainly arranged with Woori Bank.

(*4)	Woori Bank, a subsidiary, made an agreement to sell its 20% ownership interest out of 29.6% of total equity of BC Card Co., Ltd. as therefore the remaining investments is reclassified to assets held for sale and excluded from equity method accounting.

(*5)	The Company’s ownership interest changed due to a disproportionate increase in paid-in capital of investee for the nine months ended September 30, 2011.

(*6)	Woori Bank, a subsidiary, acquired 18.5% ownership interest of United PF 1st Corporate financial stability (“United PF”) for the nine months ended September 30, 2011. The Woori Bank has significant influence by participating as limited partnership of United PF on the decision making of board of investment deliberation which is a major operating decision making organization. In addition, there exists a significant transaction relationship between United PF and Woori Bank.

(*7)	The investees decreased their capital, resulting in a decrease in number of shares owned.

(*8)	Investee is liquidated during the nine months ended September 30, 2011.

(*9)	Woori F&I Co., Ltd., a subsidiary, acquired 45% shares of Woori EA Eleventh Asset Securitization Specialty for the nine months ended September 30, 2011.

(*10)	Kumho Investment Bank, a subsidiary, disposed shares of My Asset Manhattan Real Estate Investment Trust1st, as such the entity is no longer included in the consolidation scope, and instead it is accounted for as an equity method investment for the nine months ended September 30, 2011.

(*11)	The provisional financial statements as of September 30, 2011 are used for the equity method accounting.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2011
					Gain (loss)
	Acquisition		January		on		Acquisi-		Disposi-						Other		September
Investees	cost		1, 2011		valuation		tion		tion		Dividends		Capital		change		30, 2011
Woori Aviva Life Insurance Co., Ltd.	~~W~~	106,053	~~W~~	104,158	~~W~~	2,535	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(804)	~~W~~	4,099	~~W~~	109,985
Woori Blackstone Korea Opportunity First		81,600		50		3,894		109,141		—		—		—		—		113,085
Korea Credit Bureau		4,500		3,454		420		—		—		—		—		—		3,874
BC Card Co., Ltd.		12,460		147,564		—		—		(147,563)		—		(24,787)		24,786		—
Korea Finance Security Co., Ltd.		758		3,436		386		—		—		(55)		—		—		3,767
Woori Service Networks Co., Ltd.		24		104		(8)		—		—		(12)		(1)		—		83
Kumho Tire Co., Inc. (*1)		113,204		113,204		(784)		—		—		—		21,792		1,294		135,506
United PF 1st Corporate financial stability		96,200		—		2,208		111,925		—		—		—		—		114,133
Woori SB Fifth Asset Securitization Specialty		3,773		1,008		(22)		—		—		—		—		—		986
Woori SB Eighth Asset Securitization Specialty		2,787		1,218		78		—		—		—		—		—		1,296

	Nine months ended September 30, 2011
					Gain (loss)
	Acquisition		January		on		Acquisi-			Disposi-					Other		September
Investees	cost		1, 2011		valuation		tion			tion	Dividends		Capital		change		30, 2011
Woori SB Ninth Asset Securitization Specialty	~~W~~	1,907	~~W~~	1,723	~~W~~	20	~~W~~	—	~~W~~	(1,575)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	168
Woori SB Eleventh Asset Securitization Specialty		5,176		4,545		(14)		—		(3,150)		(495)		—		—		886
Woori SB Twelfth Asset Securitization Specialty		5,477		5,016		18		—		(400)		(709)		—		—		3,925
Woori BC Pegasus Asset Securitization Specialty		2,908		—		(2,520)		—		—		—		—		2,520		—
Woori Stream Third Asset Securitization Specialty		2,664		1,354		142		—		(600)		—		—		—		896
Woori Stream Fourth Asset Securitization Specialty		3,650		716		(18)		—		(200)		—		—		—		498
Woori HB First Asset Securitization Specialty		186		367		513		—		—		(716)		—		—		164
Woori Piastone Bridge Asset Securitization Specialty		2,717		3,598		282		—		(1,600)		(1,152)		—		—		1,128
Woori EA First Asset Securitization Specialty		400		—		(1,151)		—		—		(355)		—		1,506		—
Woori EA Second Asset Securitization Specialty		400		899		103		—		—		(1,205)		—		203		—
Woori EA Sixth Asset Securitization Specialty		400		—		(38)		—		—		(110)		—		148		—
Woori EA Seventh Asset Securitization Specialty		1,611		1,966		524		—		—		(271)		—		—		2,219
Woori EA Ninth Asset Securitization Specialty		400		384		3,828		—		—		(950)		—		—		3,262
Woori EA Eleventh Asset Securitization Specialty		9,905		—		249		9,905		—		—		(4)		—		10,150
CW Two Partners Co., Ltd.		605		134		246		—		—		—		—		—		380
Woori F&I Fifteenth Asset Securitization Specialty		1		566		3,115		—		—		(4,281)		—		600		—
KAMCO Fifth Asset Securitization Specialty		8,736		10,764		(561)		—		—		—		—		—		10,203
KAMCO Sixth Asset Securitization Specialty		5,314		6,566		1,387		—		—		(1,124)		—		—		6,829

	Nine months ended September 30, 2011
					Gain (loss)
	Acquisition		January		on		Acquisi-		Disposi-						Other		September
Investees	cost		1, 2011		valuation		tion		tion		Dividends		Capital		change		30, 2011
KAMCO Seventh Asset Securitization Specialty	~~W~~	1,285	~~W~~	1,210	~~W~~	351	~~W~~	—	~~W~~	—	~~W~~	(473)	~~W~~	—	~~W~~	—	~~W~~	1,088
Woori Tomato Second Asset Securitization Specialty		1		—		3,201		—		—		(1,912)		—		(1,289)		—
Woori Fine First Asset Securitization Specialty		15,697		15,647		1,788		—		—		(556)		—		—		16,879
Hiking-Woori Capital		230		209		(8)		—		(189)		—		(12)		—		—
Woori-Consus Capital		203		—		(352)		—		—		—		—		352		—
Chungdo Woori Century Security Corp.		8,187		8,644		61		—		—		—		600		—		9,305
Phoenix Digital Tech Co., Ltd.		10,459		8,833		(5,491)		—		—		—		5,403		—		8,745
Woori Renaissance Holdings		63,000		55,915		(1,377)		—		—		—		—		—		54,538
Bonghwang Semiconductor Yuhan Gongsa		11,905		12,178		22		—		—		—		(252)		—		11,948
My Asset Manhattan Private Equity Firm No.1		19,995		—		9,993		9,280		—		—		(299)		1,587		20,561
Sempio Foods Company (*2)		26,578		37,767		7,817		—		—		(333)		173		8,327		53,751
Seoul Lakeside Co., Ltd.		270,000		191,647		26,069		—		—		(5,700)		—		119		212,135

	~~W~~	901,356	~~W~~	744,841	~~W~~	56,906	~~W~~	240,251	~~W~~	(155,277)	~~W~~	(20,409)	~~W~~	1,809	~~W~~	44,252	~~W~~	912,373

	Year ended December 31, 2010
						Gain (loss)
	Acquisition		January 1,			on	Acquisi-		Disposi-						Other		December
Investees	cost		2010			valuation	tion		tion		Dividends		Capital		change		31, 2010
Woori Aviva Life Insurance Co., Ltd	~~W~~	74,310	~~W~~	74,310	~~W~~	(6,538)	~~W~~	33,150	~~W~~	—	~~W~~	—	~~W~~	3,236	~~W~~	—	~~W~~	104,158
Woori Blackstone Korea Opportunity First		2,700		—		(2,650)		2,700		—		—		—		—		50
Korea Credit Bureau		4,500		3,115		339		—		—		—		—		—		3,454
BC Card Co., Ltd.		11,668		196,065		46,624		—		—		(65,725)		(29,400)		—		147,564
Korea Finance Security Co., Ltd.		758		3,337		154		—		—		(55)		—		—		3,436
Woori Service Networks Co., Ltd.		24		108		(2)		—		—		(2)		—		—		104
Kumho Tire Co., Inc. (*1)		113,204		—		—		113,204		—		—		—		—		113,204
Woori SME First ABS Specialty Co. Ltd.		415		406		(1)		—		(405)		—		6		(6)		—
Woori SB Fifth Asset Securitization Specialty		3,773		1,081		(73)		—		—		—		—		—		1,008
Woori SB Eighth Asset Securitization Specialty		2,787		1,575		(357)		—		—		—		—		—		1,218
Woori SB Ninth Asset Securitization Specialty		1,907		5,166		605		—		—		(1)		(4,047)		—		1,723

	Year ended December 31, 2010
					Gain (loss)
	Acquisition		January 1,		on		Acquisi-		Disposi-						Other		December
Investees	cost		2010		valuation		tion		tion		Dividends		Capital		change		31, 2010
Woori SB Eleventh Asset Securitization Specialty	~~W~~	5,176	~~W~~	7,554	~~W~~	258	~~W~~	—	~~W~~	—	~~W~~	(568)	~~W~~	(2,699)	~~W~~	—	~~W~~	4,545
Woori SB Twelfth Asset Securitization Specialty		5,477		9,220		1,183		—		—		(2,989)		(2,398)		—		5,016
Woori BC Pegasus Asset Securitization Specialty		2,908		—		(1,828)		—		—		—		—		1,828		—
Woori Stream Third Asset Securitization Specialty		2,664		2,400		(45)		—		—		—		(1,001)		—		1,354
Woori Stream Fourth Asset Securitization Specialty		3,650		3,698		219		—		—		—		(3,201)		—		716
Woori HB First Asset Securitization Specialty		186		852		1,138		—		—		(1,623)		—		—		367
Woori Piastone Bridge Asset Securitization Specialty		2,717		2,414		2,728		—		—		(1,544)		—		—		3,598
Woori EA First Asset Securitization Specialty		400		335		(1,951)		—		—		—		—		1,616		—
Woori EA Second Asset Securitization Specialty		400		—		500		400		—		—		(1)		—		899
Woori EA Sixth Asset Securitization Specialty		400		—		(523)		400		—		—		(1)		124		—
Woori EA Seventh Asset Securitization Specialty		1,611		—		356		1,611		—		—		(1)		—		1,966
Woori EA Ninth Asset Securitization Specialty		400		—		(15)		400		—		—		(1)		—		384
CW Two Partners Co., Ltd.		605		—		(469)		605		—		—		(2)		—		134
Woori F&I Fifteenth Asset Securitization Specialty		1		—		565		10		—		—		(9)		—		566
KAMCO Fifth Asset Securitization Specialty		8,736		—		2,030		8,736		—		—		(2)		—		10,764
KAMCO Sixth Asset Securitization Specialty		5,314		—		1,268		5,314		—		—		(16)		—		6,566
KAMCO Seventh Asset Securitization Specialty		1,285		—		(71)		1,285		—		—		(4)		—		1,210
Woori Tomato Second Asset Securitization Specialty		1		—		(1,332)		1		—		—		—		1,331		—

	Year ended December 31, 2010
					Gain (loss)
	Acquisition		January 1,		on		Acquisi-		Disposi-						Other		December
Investees	cost		2010		valuation		tion		tion		Dividends		Capital		change		31, 2010
Woori Fine First Asset Securitization Specialty	~~W~~	15,697	~~W~~	—	~~W~~	(40)	~~W~~	15,697	~~W~~	—	~~W~~	—	~~W~~	(10)	~~W~~	—	~~W~~	15,647
Woori SB Sixth Asset Securitization Specialty		5,477		1,441		3		—		(1,441)		—		22		(25)		—
Woori SB Seventh Asset Securitization Specialty		3,585		2,417		5		—		(2,417)		—		12		(17)		—
Woori Tomato First Asset Securitization Specialty		1		1,353		1,772		—		(1,727)		(1,725)		—		327		—
Woori Marine Third Asset Securitization Specialty		5,952		1,370		(3)		—		—		—		(1,358)		(9)		—
Woori Stream Second Asset Securitization Specialty		2,554		803		117		—		(207)		—		(585)		(128)		—
Woori HB Second Asset Securitization Specialty		444		292		574		—		(437)		—		1		(430)		—
Woori F&I Ninth Asset Securitization Specialty		1,713		—		1,241		—		—		(1,653)		—		412		—
Woori F&I Twelfth Asset Securitization Specialty		9,053		33		2,727		—		—		—		—		(2,760)		—
Woori F&I Fourteenth Asset Securitization Specialty		1,508		—		(1,279)		—		—		—		—		1,279		—
Hiking-Woori Capital		230		—		(57)		213		—		—		53		—		209
Woori-Consus Capital		203		—		(2,262)		—		—		—		90		2,172		—
Chungdo Woori Century Security Corp.		8,187		—		21		8,187		—		—		436		—		8,644
Phoenix Digital Tech Co., Ltd.		10,459		10,458		(1,729)		—		—		—		—		104		8,833
Woori Renaissance Holdings		63,000		58,542		(3,500)		—		—		—		110		763		55,915
Bonghwang Semiconductor Yuhan Gongsa		11,905		27,770		115		—		—		—		—		(15,707)		12,178
Sempio Foods Company (*2)		26,578		36,053		1,350		—		—		(333)		693		4		37,767
Seoul Lakeside Co., Ltd.		270,000		203,552		(11,241)		—		—		—		—		(664)		191,647

Total	~~W~~	694,523	~~W~~	655,720	~~W~~	29,926	~~W~~	191,913	~~W~~	(6,634)	~~W~~	(76,218)	~~W~~	(40,077)	~~W~~	(9,786)	~~W~~	744,844

(*1)	The fair value of Kumho Tire Co. Inc.the Company’s invested interests which has an announced market value among the assets under equity method, are ~~W~~245 billion and ~~W~~312 billion as of September 30, 2011 and December 31, 2010, respectively.

(*2)	The fair value of Sempio Foods the Company’s invested interests which has an announced market value among the assets under equity method, are ~~W~~22 billion and ~~W~~26 billion as of September 30, 2011 and December 31, 2010, respectively.

(3)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	September 30, 2011
					Operating
Investee	Assets		Liabilities		revenue		Net income
Woori Aviva Life Insurance Co., Ltd.	~~W~~	2,995,556	~~W~~	2,850,593	~~W~~	6,519	~~W~~	4,960
Woori Blackstone Korea Opportunity		254,958		1,105		13,370		8,741
Korea Credit Bureau		48,960		7,651		28,847		5,856
Korea Finance Security Co., Ltd.		26,050		1,467		27,505		3,017
Woori Service Networks Co., Ltd.		3,195		1,508		8,112		396
Kumho Tire Co., Inc.		4,805,171		4,805,171		1,449,536		4,210
United PF 1st Corporate Financial Stability		617,952		1,015		13,965		11,937
Woori SB Fifth Asset Securitization Specialty		3,631		347		8		(74)
Woori SB Eighth Asset Securitization Specialty		3,245		4		337		196
Woori SB Ninth Asset Securitization Specialty		381		7		230		45
Woori SB Eleventh Asset Securitization Specialty		1,995		24		126		(30)
Woori SB Twelfth Asset Securitization Specialty		9,833		21		199		44
Woori BC Pegasus Asset Securitization Specialty		24,366		39,041		106		(8,399)
Woori Stream Third Asset Securitization Specialty		2,251		10		327		355
Woori Stream Fourth Asset Securitization Specialty		1,470		228		39		(46)
Woori HB First Asset Securitization Specialty		414		6		1,459		1,282
Woori Piastone Bridge Asset Securitization Specialty		3,961		1,139		947		705
Woori EA First Asset Securitization Specialty		79,894		87,699		5,552		(2,879)
Woori EA Second Asset Securitization Specialty		15,265		15,774		2,780		257
Woori EA Sixth Asset Securitization Specialty		62,568		63,246		12,599		(94)
Woori EA Seventh Asset Securitization Specialty		14,555		9,623		4,566		1,165
Woori EA Ninth Asset Securitization Specialty		62,697		54,541		19,447		9,571
Woori EA Eleventh Asset Securitization Specialty		179,217		156,664		7,029		553
CW Two Partners Co., Ltd.		4,785		4,026		700		491
Woori F&I Fifteenth Asset Securitization Specialty		1,457		2,949		8,928		7,788
KAMCO Fifth Asset Securitization Specialty		69,997		38,181		3,956		(2,339)
KAMCO Sixth Asset Securitization Specialty		27,002		11,817		4,923		3,082
KAMCO Seventh Asset Securitization Specialty		3,318		890		1,168		779
Woori Tomato Second Asset Securitization Specialty		186		278		8,470		7,113
Woori Fine First Asset Securitization Specialty		44,008		6,491		5,342		3,973
Hiking-Woori Capital		574		187		2		(16)
Woori-Consus Capital		1,202		12,597		498		(799)
Chungdo Woori Century Security Corp.		20,558		1,763		1,971		124
Phoenix Digital Tech Co., Ltd.		92,537		93,862		14,468		(12,144)
Woori Renaissance Holdings		139,472		33,859		—		(2,668)
Bonghwang Semiconductor Yuhan Gongsa		528		319		93,873		(1)
My Asset Manhattan Private Equity Firm No.1		49,520		393		—		(43)
Sempio Foods Company		238,260		75,444		108,897		314
Seoul Lakeside Co., Ltd.		231,361		111,558		48,170		7,859

	December 31, 2010
					Operating
Investee	Assets		Liabilities		revenue		Net profit
Woori Aviva Life Insurance Co., Ltd.	~~W~~	2,372,448	~~W~~	2,232,440	~~W~~	1,187,446	~~W~~	(10,820)
Woori Blackstone Korea Opportunity		1,679,433		1,567,462		61,163		(5,949)
Korea Credit Bureau		44,983		9,507		33,055		4,428
BC Card Co., Ltd.		1,913,096		1,380,225		3,125,476		29,899
Korea Finance Security Co., Ltd.		24,493		2,068		41,283		1,847
Woori Service Networks Co., Ltd.		3,067		977		11,007		883
Kumho Tire Co., Inc.		2,516,861		2,016,356		2,701,990		8,901
Woori SME First ABS Specialty Co. Ltd.		8,116		18		—		(12)
Woori SB Fifth Asset Securitization Specialty		3,612		254		13		(244)
Woori SB Eighth Asset Securitization Specialty		4,020		974		105		(892)
Woori SB Ninth Asset Securitization Specialty		3,857		28		478		1,345
Woori SB Eleventh Asset Securitization Specialty		10,126		25		1,917		574
Woori SB Twelfth Asset Securitization Specialty		12,564		25		4,732		2,957
Woori BC Pegasus Asset Securitization Specialty		31,282		37,559		32		(6,092)
Woori Stream Third Asset Securitization Specialty		3,401		15		517		(112)
Woori Stream Fourth Asset Securitization Specialty		1,800		12		934		547
Woori HB First Asset Securitization Specialty		920		3		3,264		2,845
Woori Piastone Bridge Asset Securitization Specialty		9,347		351		9,134		6,821
Woori EA First Asset Securitization Specialty		113,443		117,483		14,226		(4,877)
Woori EA Second Asset Securitization Specialty		34,791		32,544		6,703		1,250
Woori EA Sixth Asset Securitization Specialty		115,016		115,325		8,426		(1,307)
Woori EA Seventh Asset Securitization Specialty		34,077		29,707		1,670		791
Woori EA Ninth Asset Securitization Specialty		139,272		138,311		—		(37)
CW Two Partners Co., Ltd.		5,002		4,734		1		(939)
Woori F&I Fifteenth Asset Securitization Specialty		60,658		59,236		7,812		1,412
KAMCO Fifth Asset Securitization Specialty		70,330		36,175		19,043		8,457
KAMCO Sixth Asset Securitization Specialty		44,232		29,631		4,865		2,818
KAMCO Seventh Asset Securitization Specialty		10,362		7,662		234		(158)
Woori Tomato Second Asset Securitization Specialty		70,214		73,172		2,135		(2,968)
Woori Fine First Asset Securitization Specialty		61,996		27,215		—		(88)
Woori Stream Second Asset Securitization Specialty		806		7		308		293
Woori HB Second Asset Securitization Specialty		2,172		2		1,791		1,439
Hiking-Woori Capital		608		181		527		(115)
Woori-Consus Capital		1,733		11,905		211		(5,142)
Chungdo Woori Century Security Corp.		17,966		507		1,021		43
Phoenix Digital Tech Co., Ltd.		92,669		93,799		25,873		(2,402)
Woori Renaissance Holdings		141,520		33,240		—		(6,778)
Bonghwang Semiconductor Yuhan Gongsa		466,146		256,820		126,105		385
Sempio Foods Company		194,710		57,190		59,131		1,893
Seoul Lakeside Co., Ltd.		225,069		113,125		54,564		22,171

13. INVESTMENT PROPERTIES
(1) Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Acquisition cost	~~W~~	507,872	~~W~~	657,240
Accumulated depreciation		(14,364)		(13,969)

Net carrying value	~~W~~	493,508	~~W~~	643,271

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Beginning balance	~~W~~	643,271	~~W~~	746,126
Capital expenditures		541		—
Acquisition		36,090		—
Disposition		(161,975)		(985)
Depreciation		(5,080)		(9,576)
Impairment loss		(5,173)		—
Reclassified to assets held for sale		—		(42,239)
Transfer to properties for business use		(14,286)		(38,193)
Foreign currencies translation adjustments		33		(25)
Others		87		(11,837)

Ending balance	~~W~~	493,508	~~W~~	643,271

(3) Fair value of investment properties as of September 30, 2011 is ~~W~~504,289 million.
(4) Gain occurred from investment properties are as follows (Unit: Korean Won in millions):

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
Rent fees	~~W~~	10,313	~~W~~	10,275

14. FIXED ASSETS
(1) Fixed assets are as follows (Unit: Korean Won in millions):

	September 30, 2011
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Acquisition cost	~~W~~	1,817,990	~~W~~	979,919	~~W~~	1,368,376	~~W~~	321,006	~~W~~	4,002	~~W~~	20	~~W~~	4,491,313
Accumulated depreciation		—		(53,049)		(1,065,061)		(270,805)		—		(14)		(1,388,929)

Net carrying value	~~W~~	1,817,990	~~W~~	926,870	~~W~~	303,315	~~W~~	50,201	~~W~~	4,002	~~W~~	6	~~W~~	3,102,384

	December 31, 2010
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Acquisition cost	~~W~~	1,815,070	~~W~~	962,847	~~W~~	1,362,004	~~W~~	305,447	~~W~~	2,404	~~W~~	20	~~W~~	4,447,792
Accumulated depreciation		—		(31,428)		(1,063,318)		(255,655)		—		(13)		(1,350,414)

Net carrying value	~~W~~	1,815,070	~~W~~	931,419	~~W~~	298,686	~~W~~	49,792	~~W~~	2,404	~~W~~	7	~~W~~	3,097,378

(2) Changes in fixed assets are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2011
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Beginning balance	~~W~~	1,815,070	~~W~~	931,419	~~W~~	298,686	~~W~~	49,792	~~W~~	2,404	~~W~~	7	~~W~~	3,097,378
Foreign currencies translation adjustment		46		25		569		271		—		—		911
Acquisition		5,838		20,723		117,235		17,543		5,333		—		166,672
Disposition		(20,573)		(4,619)		(4,485)		(304)		(1,431)		—		(31,412)
Depreciation		—		(21,545)		(88,113)		(16,852)		—		(1)		(126,511)
Impairment		—		(59)		—		—		—		—		(59)
Classified to assets held for sale		(423)		(516)		—		—		—		—		(939)
Others		18,032		1,442		(20,577)		(249)		(2,304)		—		(3,656)

Ending balance	~~W~~	1,817,990	~~W~~	926,870	~~W~~	303,315	~~W~~	50,201	~~W~~	4,002	~~W~~	6	~~W~~	3,102,384

	Year ended December 31, 2010
					Properties for		Structures in		Construction
	Land		Building		business use		leased office		in progress		Structures		Total
Beginning balance	~~W~~	1,794,265	~~W~~	927,365	~~W~~	292,739	~~W~~	59,360	~~W~~	21,293	~~W~~	7	~~W~~	3,095,029
Foreign currencies translation adjustment		(28)		2		(259)		(1,138)		—		—		(1,423)
Acquisition		38,234		36,890		117,534		21,141		5,840		—		219,639
Disposition		(37,341)		(14,409)		(7,432)		(724)		(14,315)		—		(74,221)
Depreciation		—		(26,653)		(101,902)		(30,520)		—		—		(159,075)
Impairment		(113)		(289)		—		—		—		—		(402)
Classified to assets held for sale		586		1,688		—		—		—		—		2,274
Others		19,467		6,825		(1,994)		1,673		(10,414)		—		15,557

Ending balance	~~W~~	1,815,070	~~W~~	931,419	~~W~~	298,686	~~W~~	49,792	~~W~~	2,404	~~W~~	7	~~W~~	3,097,378

15. INTANGIBLE ASSETS
(1) Intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2011
							Industrial		Development			Membership
	Goodwill		Core deposit		Software		rights		cost		Others	deposit		Total
Acquisition cost	~~W~~	159,860	~~W~~	14,387	~~W~~	119,037	~~W~~	342	~~W~~	178,750	377,015	~~W~~	72,513	~~W~~	921,904
Accumulated depreciation		—		(3,436)		(84,089)		(176)		(112,060)	(217,473)		—		(417,234)
Accumulated impairment losses		(42,725)		—		—		—		—	—		(688)		(43,413)

Net carrying value	~~W~~	117,135	~~W~~	10,951	~~W~~	34,948	~~W~~	166	~~W~~	66,690	159,542	~~W~~	71,825	~~W~~	461,257

	December 31, 2010
							Industrial		Development				Membership
	Goodwill		Core deposit		Software		rights		cost		Others		deposit		Total
Acquisition cost	~~W~~	120,785	~~W~~	3,353	~~W~~	104,621	~~W~~	302	~~W~~	164,799	~~W~~	226,302	~~W~~	68,458	~~W~~	688,620
Accumulated depreciation		—		(2,431)		(75,918)		(152)		(95,048)		(177,008)		—		(350,557)
Accumulated impairment losses		(42,725)		—		—		—		—		—		(202)		(42,927)

Net carrying value	~~W~~	78,060	~~W~~	922	~~W~~	28,703	~~W~~	150	~~W~~	69,751	~~W~~	49,294	~~W~~	68,256	~~W~~	295,136

(2) Changes in intangible assets are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2011
			Core				Industrial		Development				Membership
	Goodwill		deposit		Software		rights		cost		Others		deposit		Total
Beginning balance	~~W~~	78,060	~~W~~	922	~~W~~	28,703	~~W~~	150	~~W~~	69,751	~~W~~	49,294	~~W~~	68,256	~~W~~	295,136
Foreign currencies translation adjustment		(8)		14		(1)		—		4		(103)		46		(48)
Acquisition		39,284		10,916		15,604		41		14,588		153,337		5,505		239,275
Depreciation		—		(901)		(9,378)		(25)		(17,131)		(41,351)		—		(68,786)
Impairment		(201)		—		—		—		—		—		(487)		(688)
Others		—		—		5,487		—		3,868		9,772		569		19,696
Disposition		—		—		(5,467)		—		(4,390)		(11,407)		(2,064)		(23,328)

Ending balance	~~W~~	117,135	~~W~~	10,951	~~W~~	34,948	~~W~~	166	~~W~~	66,690	~~W~~	159,542	~~W~~	71,825	~~W~~	461,257

	Year ended December 31, 2010
			Core				Industrial		Development				Membership
	Goodwill		deposit		Software		rights		cost		Others		deposit		Total
Beginning balance	~~W~~	78,065	~~W~~	1,289	~~W~~	28,960	~~W~~	103	~~W~~	68,575	~~W~~	83,502	~~W~~	54,693	~~W~~	315,187
Foreign currencies translation adjustment		(5)		(27)		38		—		11		(54)		1,494		1,457
Acquisition		—		—		10,105		80		19,800		16,806		13,127		59,918
Depreciation		—		(340)		(8,480)		(33)		(17,202)		(45,667)		—		(71,722)
Others		—		—		(1,298)		—		466		(2,100)		270		(2,662)
Disposition		—		—		(622)		—		(1,899)		(3,193)		(1,328)		(7,042)

Ending balance	~~W~~	78,060	~~W~~	922	~~W~~	28,703	~~W~~	150	~~W~~	69,751	~~W~~	49,294	~~W~~	68,256	~~W~~	295,136

16. OTHER ASSETS
Other assets are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Prepaid expenses	~~W~~	329,198	~~W~~	196,302
Advance payments		72,455		60,745
Leased assets		3,878		16,492
Non-operative assets		1,021		2,853
Others		61,024		102,466

Total	~~W~~	467,576	~~W~~	378,858

17. ASSETS HELD FOR SALE
Assets held for sale are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Fixed assets	~~W~~	1,316	~~W~~	5,185
Investment in real properties		58,427		81,308
Others (*)		80,625		1,433

Total	~~W~~	140,368	~~W~~	87,926

(*)	Woori Bank, a subsidiary, decided to dispose 20% of 27.6% equity on BC Card, an equity method investment, through the resolution of its board of directors on February 9, 2011. As a result, ~~W~~80,625 million, the carrying value of its investment in BC Card is reclassified to assets held for sale.
18. ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE
(1) Assets subjected to lien are as follows (Unit: Korean Won in millions):

	September 30, 2011				December 31, 2010
	Collateral given to	Amount		Reason for	Collateral given to	Amount		Reason for
Deposits	Credit-agricole Bank and others	~~W~~	226,889	Security on borrowings and others	Credit-agricole Bank and others	~~W~~	322,924	Security on borrowings and others
Securities	Korea Securities Depository and the rest		17,866,918	Collateral repurchase agreement and others	Korea Securities Depository and the rest		17,123,372	Collateral repurchase agreement and others
Land and Building	Shinhan Card and others		110,439	Leasehold rights and others	Shinhan Card and the rest		122,683	Leasehold rights and others

Total		~~W~~	18,204,246			~~W~~	17,568,979

(2) Assets acquired through a foreclosure is as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Land	~~W~~	526	~~W~~	508
Building		495		3,639
Provision of valuation on real estate properties		—		(786)

Total	~~W~~	1,021	~~W~~	3,361

19. FINANCIAL LIABILITY AT FVTPL
Financial liabilities at FVTPL consist of financial liabilities held for trading and financial asset designated at FVTPL.
(1) Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Borrowings
Warrants in short position	~~W~~	13,433	~~W~~	58,745
Securities in short position		431,787		798,353

Sub-total		445,220		857,098

Derivative liabilities
Interest rate derivatives		1,682,198		1,518,168
Currency derivatives		2,471,353		1,844,894
Stock derivatives		737,361		246,571
Credit derivatives		27,667		3,665
Commodity derivatives		39,521		36,378
Others		1,044		—

Sub-total		4,959,144		3,649,676

Total	~~W~~	5,404,364	~~W~~	4,506,774

(2) Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Borrowings
Equity linked securities in short position	~~W~~	3,908,108	~~W~~	2,693,659
Equity linked securities index in short position		128,028		128,569

Sub-total		4,036,136		2,822,228

Debentures
Debentures in KRW		239,187		238,736
Debentures in foreign currencies		98,549		1,273,039
Discount		—		(2,496)

Sub-total		337,736		1,509,279

Total	~~W~~	4,373,872	~~W~~	4,331,507

(3)	Fair value variations for credit risk considered in valuation of financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Financial liabilities designated at FVTPL	~~W~~	4,373,872	~~W~~	4,331,507
Changes in fair value for credit risk for the nine months ended September 30, 2011 and for the year ended December 31, 2010		18,888		12,148
Accumulated changes in fair value for credit risk		38,880		19,992
(4) Financial liabilities at FVTPL’s carrying amounts and face amounts are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Carrying amounts	~~W~~	4,373,872	~~W~~	4,331,507
Face amount		4,907,750		4,187,109

	~~W~~	(533,878)	~~W~~	144,398

20. DEPOSITS DUE TO CUSTOMERS
(1) Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Deposits in KRW
Deposits on demand	~~W~~	12,402,140	~~W~~	9,870,652
Deposits at termination		158,879,422		155,049,753
Mutual installment		112,399		154,168
Money trust		900		931
Deposits on notes payables		4,118,926		4,402,142
Deposits on CMA		2,327,275		2,501,204
Certificate of deposits		3,468,393		3,499,707
Other deposits		1,439,620		1,232,940

Sub-total		182,749,075		176,711,497

Deposits in foreign currencies		9,924,260		8,788,042
Present value discount		(53,168)		(71,914)

Total	~~W~~	192,620,167	~~W~~	185,427,625

(2) Deposits by customers are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Individual	~~W~~	64,459,521	~~W~~	60,948,053
Corporation		51,378,783		56,422,330
Banks		25,205,630		21,981,851
Government agencies		14,823,991		13,563,531
Other financial institutions		9,952,206		8,607,010
Government		9,681,164		9,207,218
Non-profit corporation		6,527,749		5,817,711
Educational organization		3,958,157		3,251,245
Foreign corporations		1,169,234		791,402
Others		5,516,900		4,909,188
Present value discount		(53,168)		(71,914)

Total	~~W~~	192,620,167	~~W~~	185,427,625

21. BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2011				December 31, 2010
		Annual				Annual
		interest rate				interest rate
	Lenders	(%)	Amount		Lenders	(%)	Amount
Borrowings in KRW
Borrowings of the Bank of Korea	The Bank of Korea	1.5	~~W~~	1,137,928	The Bank of Korea	1.3	~~W~~	1,222,739
Borrowings from government funds	Korea Environment Management Corporation and others	2.8		2,117,433	Korea Environment Management others	2.6		2,120,411
Others	Korea Finance Corporation	3.1		6,985,052	Korea International Trade Association	2.8		6,601,817

Sub-total				10,240,413				9,944,967

Borrowings in foreign currencies
Borrowings in foreign currencies	Sumitomo Mitsui Banking Corporation and the rest	1.4		13,264,581	Wachovia Bank and the rest	1.3		10,780,879
Offshore borrowings in foreign currencies				5,897				5,695

Sub-total				13,270,478				10,786,574

Bills sold		2.8		172,412		2.1		146,606
Call money	Banks			3,537,028	Banks			5,313,921
Bonds sold under repurchase agreements				8,178,372				8,076,737
Present value discount				(5,452)				(3,143)

Total			~~W~~	35,393,251			~~W~~	34,265,662

(2) Debentures are as follows (Unit: Korean Won in millions):

	September 30, 2011				December 31, 2010
	Maximum	Minimum			Maximum	Minimum
	interest rate	interest rate	Amount		interest rate	interest rate		Amount
Face value of bond
Ordinary bonds	8.2	4.0	~~W~~	22,793,048	8.2		4.0	~~W~~	24,000,796
Subordinated bonds	7.8	5.9		7,233,184	7.6		5.8		4,943,730
Other bonds	—	—		188,484	—		—		215,137

Sub-total							30,214,716		29,159,663

Discounts on bond							(62,758)		(49,023)

Total						~~W~~	30,151,958	~~W~~	29,110,640

(3)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	September 30, 2011
	The Bank of
	Korea		Banks		Others		Total
Borrowings in KRW	~~W~~	1,137,928	~~W~~	684,892	~~W~~	8,417,593	~~W~~	10,240,413
Borrowings in foreign currencies		—		7,833,023		5,437,455		13,270,478
Call money		—		3,537,028		—		3,537,028
Bonds sold under repurchase agreements		15,100		251,500		7,911,772		8,178,372

Total	~~W~~	1,153,028	~~W~~	12,306,443	~~W~~	21,766,820	~~W~~	35,226,291

	December 31, 2010
	The Bank of
	Korea		Banks		Others		Total
Borrowings in KRW	~~W~~	1,222,739	~~W~~	723,002	~~W~~	7,999,226	~~W~~	9,944,967
Borrowings in foreign currencies		—		5,608,604		5,177,970		10,786,574
Call money		—		5,313,921		—		5,313,921
Bonds sold under repurchase agreements		20,200		119,000		7,937,537		8,076,737

Total	~~W~~	1,242,939	~~W~~	11,764,527	~~W~~	21,114,733	~~W~~	34,122,199

22. PROVISIONS
(1) Provisions are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Asset retirement obligation	~~W~~	18,903	~~W~~	25,958
Provision for guarantee (*)		353,655		309,721
Provision for unused commitments		163,669		168,239
Points provision		4,674		11,421
Other provisions		275,542		245,716

Total	~~W~~	816,443	~~W~~	761,055

(*)	The Group’s financial guarantee provision included in the provision for guarantee is ~~W~~148,476 million and ~~W~~89,993 million as of September 30, 2011 and December 31, 2010, respectively.
(2) Changes in details of other provisions are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2011
			Provisions for
	Provisions for		unused		Provisions for		Other
	guarantee		commitment		record program		provisions		Total
Beginning balance	~~W~~	309,721	~~W~~	168,239	~~W~~	11,421	~~W~~	245,716	~~W~~	735,097
Provisions provided for the period		41,541		3,454		8,029		50,156		103,180
Provisions used for the period		16,231		73		(14,751)		(12,685)		(11,132)
Reversal of unused amount		(13,838)		(8,097)		(25)		(7,645)		(29,605)

Ending balance	~~W~~	353,655	~~W~~	163,669	~~W~~	4,674	~~W~~	275,542	~~W~~	797,540

	Year ended December 31, 2010
			Provisions for
	Provisions for		unused		Provisions for		Other
	guarantee		commitment		record program		provisions		Total
Beginning balance	~~W~~	293,321	~~W~~	202,980	~~W~~	11,664	~~W~~	161,829	~~W~~	669,794
Provisions provided for the period		207,067		2,453		22,601		93,224		325,345
Provisions used for the period		(22,712)		1,747		(22,844)		20,819		(22,990)
Reversal of unused amount		(167,955)		(38,941)		—		(30,156)		(237,052)

Ending balance	~~W~~	309,721	~~W~~	168,239	~~W~~	11,421	~~W~~	245,716	~~W~~	735,097

23. RETIREMENT BENEFIT OBLIGATION
(1) Retirement benefit obligation are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Projected retirement benefit obligation	~~W~~	342,016	~~W~~	227,729
Fair value of plan assets		(169,333)		(157,780)

Liability recognized in the consolidated statement of financial position	~~W~~	172,683	~~W~~	69,949

(2) Changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Beginning balance	~~W~~	227,729	~~W~~	336,652
Service cost		96,937		123,426
Interest cost		8,598		10,364
Actuarial loss		23,042		1,228
Foreign currencies translation adjustments		150		3
Retirement benefit paid		(13,187)		(132,669)
Curtailment or settlement		(1,565)		(116,387)
Others		312		5,112

Ending balance	~~W~~	342,016	~~W~~	227,729

(3) Changes in plan assets are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Beginning balance	~~W~~	157,780	~~W~~	213,640
Expected return plan assets		5,318		7,948
Actuarial loss		(985)		(1,127)
Employer’s contributions		13,403		78,440
Retirement benefit paid		(5,850)		(53,488)
Curtailment or settlement		(1,266)		(87,080)
Others		933		(553)

Ending balance	~~W~~	169,333	~~W~~	157,780

(4) Consists of plan assets and realized return on plan assets are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Deposits and others	~~W~~	169,333	~~W~~	157,780
Realized return on plan assets		4,333		5,744
(5) Retirement benefit included in income statement are as follows (Unit: Korean Won in millions):

	Nine months ended		Year ended
	September 30, 2011		December 31, 2010
Service cost	~~W~~	96,937	~~W~~	93,396
Interest cost		8,598		8,032
Expected return on plan assets		(5,318)		(4,739)
Actuarial loss		24,027		5,272
Loss on the curtailment or settlement		(299)		(2,962)

Total	~~W~~	123,945	~~W~~	98,999

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	September 30, 2011	December 31, 2010
Discount rate	4.86~6.35%	5.23~5.94%
Inflation rate	1.84~5.00%	1.24~5.00%
Expected rate of return on plan assets	3.77~5.65%	4.00~7.03%
Future wage growth rate	4.15~7.38%	3.00~7.38%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
24. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES
Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Other financial liabilities :
Payables	~~W~~	11,885,640	~~W~~	3,615,878
Accrued expenses		3,116,210		2,765,446
Separate account differences		2,681,041		2,089,772
Refundable lease deposits		179,420		165,701
Agency business revenue		424,629		295,472
Foreign exchange payables		652,327		581,934
Domestic exchange payables		174,383		174,374
Miscellaneous liabilities		3,420,030		1,918,756

Sub-total		22,533,680		11,607,333

Other liabilities
Income in advance		267,900		253,311
Other miscellaneous liabilities		292,045		145,878
Sub-total		559,945		399,189

Total	~~W~~	23,093,625	~~W~~	12,006,522

25. DERIVATIVES
(1) Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2011
			Assets						Liabilities
			Fair value		Cash flow				Fair value		Cash flow
	Notional amount		hedge		hedge		For trading		hedge		hedge		For trading
Interest rate :
Interest rate swaps	~~W~~	191,194,901	~~W~~	349,816	~~W~~	—	~~W~~	1,486,675	~~W~~	10,178	~~W~~	23,473	~~W~~	1,648,386
Interest rate futures		150,655		—		—		—		—		—		—
Long interest rate options		3,121,806		—		—		57,560		—		—		—
Short interest rate options		3,375,000		—		—		—		—		—		33,812
Currency :
Currency forwards		38,621,326		110		—		1,271,558		3,565		—		867,003
Currency swaps		30,442,275		—		—		1,148,255		—		—		1,556,006
Currency futures		992,052		—		—		—		—		—		—
Long currency options		2,174,804		—		—		442,910		—		—		—
Short currency options		2,108,861		—		—		—		—		—		48,344
Stock Index :
Stock index futures		23,655		—		—		—		—		—		—
Long stock index options		835,773		—		—		65,692		—		—		—
Short stock index options		1,408,643		—		—		—		—		—		289,806
Stock index swaps		2,153,388		—		—		15,602		—		—		447,555
Others :
Long option		367,723		—		—		22,028		—		—		—
Short option		372,272		—		—		—		—		—		16,984
Other forwards		50,665		—		—		4,287		—		—		4,250
Other swaps		137,475		—		—		44,028		—		—		45,954
Other futures		306		—		—		230		—		—		1,044

Total	~~W~~	277,531,580	~~W~~	349,926	~~W~~	—	~~W~~	4,558,825	~~W~~	13,743	~~W~~	23,473	~~W~~	4,959,144

	December 31, 2010
			Assets						Liabilities
			Fair value		Cash flow				Fair value		Cash flow
	Notional amount		hedge		hedge		For trading		hedge		hedge		For trading
Interest rate :
Interest rate swap forwards	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7	~~W~~	—	~~W~~	—	~~W~~	4
Interest rate swap		207,047,871		242,838		(117,020)		1,288,788		402,410		(397,516)		1,474,766
Interest rate futures		31,020		—		—		—		—		—		—
Long interest options		4,225,000		—		—		61,558		—		—		—
Short interest options		5,076,534		—		—		—		—		—		43,398
Currency :
Currency forwards		29,837,252		5,693		—		957,306		445		—		416,464
Currency swaps		25,437,435		—		—		1,191,928		—		—		1,370,882
Currency futures		870,966		—		—		—		—		—		—
Long option		2,360,647		—		—		421,959		—		—		—
Short option		2,295,334		—		—		—		—		—		57,548
Stock Index :
Stock index futures		46,249		—		—		—		—		—		—
Long stock		566,999		—		—		130,509		—		—		—
Short stock		1,408,681		—		—		—		—		—		238,912
Stock index swaps										2,274,040		64,751		7,659
Others :
Long option		87,081		—		—		15,940		—		—		—
Short option		87,615		—		—		—		—		—		12,267
Other forwards		198,378		—		—		6,065		—		—		5,496
Other swaps		260,750		—		—		23,793		—		—		22,280
Other futures		295		—		—		13		—		—		—

Total	~~W~~	282,112,147	~~W~~	248,531	~~W~~	(117,020)	~~W~~	4,162,617	~~W~~	402,855	~~W~~	(397,516)	~~W~~	3,649,676

Derivatives held for trading purpose are classifies into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a line item in the consolidated statements of financial position (see Notes 7 and 19).
(2) Gains or losses on valuation of derivatives are as follows (Unit: Korean Won in millions):

		Nine months ended		Nine months ended
		September 30, 2011		September 30, 2010
Gains or losses from hedged item	~~W~~	(179,988)	~~W~~	(209,162)
Gains or losses from hedging instrument		198,138		179,147
Ineffective gains and losses of cash flow hedging activities		(300)		(2,210)

26. COMMON STOCK AND CAPITAL SURPLUS
(1) The number of authorized shares is as follows:

	September 30, 2011		December 31, 2010
Authorized shares of common stock	2,400,000,000 shares		2,400,000,000 shares
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock	806,015,340 shares		806,015,340 shares
As of September 30, 2011 and December 31, 2010, the Company holds 2,561 shares (~~W~~18 million) of its treasury stock, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.
(2) Capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Capital in excess of par value	~~W~~	109,025	~~W~~	109,025
Other capital surplus		70,925		71,080

Total	~~W~~	179,950	~~W~~	180,105

27. OTHER EQUITY
(1) Other equity are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Other comprehensive income:
Gain on valuation of AFS financial assets	~~W~~	604,123	~~W~~	1,092,213
Gain on cash flow hedges		(10,298)		1,187
Loss on foreign currency translation		36,117		(16,221)
Gain on equity of jointly controlled entities and associates		21,216		24,970

Sub-total		651,158		1,102,149

Treasury shares		(18)		(18)
Other capital adjustments		(67,417)		(59,118)

Total	~~W~~	583,723	~~W~~	1,043,013

(2) Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	Nine months ended September 30, 2011
				Change (Except
	Beginning			adjustment for			Income tax
	balance			reclassification)	Reclassification		effect		Ending balance
Gain on valuation of AFS financial asset	~~W~~	1,092,213	~~W~~	(130,737)	~~W~~	(496,695)	~~W~~	139,342	~~W~~	604,123
Loss on cash flow hedges		1,187		(13,938)		(961)		3,414		(10,298)
Gain on foreign currency translation		(16,221)		65,095		—		(12,757)		36,117
Gain on equity of jointly controlled entities and associates		24,970		19,952		(24,787)		1,081		21,216

Total	~~W~~	1,102,149	~~W~~	(59,628)	~~W~~	(522,443)	~~W~~	131,080	~~W~~	651,158

	Year ended December 31, 2010
			Change (Except
	Beginning		adjustment for				Income tax
	balance		reclassification)		Reclassification		effect		Ending balance
Gain on valuation of AFS financial asset	~~W~~	1,259,141	~~W~~	354,054	~~W~~	(566,493)	~~W~~	45,511	~~W~~	1,092,213
Gain on cash flow hedges		(5,112)		12,071		(3,994)		(1,778)		1,187
Loss on foreign currency translation		(377)		(18,562)		—		2,718		(16,221)
Gain on equity of jointly controlled entities and sociates		46,080		(27,157)		—		6,047		24,970

Total	~~W~~	1,299,732	~~W~~	320,406	~~W~~	(570,487)	~~W~~	52,498	~~W~~	1,102,149

28. RETAINED EARNINGS
(1) Retained earnings consist of the follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Legal reserves	~~W~~	1,005,401	~~W~~	885,903
Voluntary reserves		8,256,000		7,379,000
Retained earnings carried forward		2,808,186		2,224,436

	~~W~~	12,069,587	~~W~~	10,489,339

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.
(2) Change in retained earnings are as follows (Unit: Korean Won in millions):

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
Beginning balance	~~W~~	10,489,339	~~W~~	9,280,347
Net income		1,780,458		1,234,038
Dividends		(201,503)		(80,601)
Others		1,293		(104)

Ending balance	~~W~~	12,069,587	~~W~~	10,433,680

29. REGULATORY PLANNED PROVISION FOR BAD DEBTS
In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”) , if the estimated provision for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for bad debts.
(1) Balances of the regulatory planned reserve for bad debt are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Planned reserves for bad debts	~~W~~	558,416	~~W~~	580,905
(2)	Reserve, net income attributable to shareholders and earning per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	Nine months ended
	September 30, 2011
Reversal of regulatory planned provision for bad debts	~~W~~	(22,489)
Net income after the planned reserve provided		1,802,947
Earnings per share after the planned reserve provided	~~W~~	2,237

30. DIVIDENDS
Total paid dividend were ~~W~~201,503million (~~W~~250 per share) and ~~W~~80,601million (~~W~~100 per share) for the nine months ended September 30, 2011 and the year ended December 31,2010, respectively.
31. NET INTEREST INCOME
(1) Interest income occurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Financial asset at FVTPL
Interest of securities	~~W~~	138,321	~~W~~	416,507	~~W~~	153,997	~~W~~	480,579
Interest of other FVTPL financial assets		22,754		65,423		18,648		61,931

Sub-total		161,075		481,930		172,645		542,510

AFS financial asset
Interest of deposit		42		280		431		874
Interest of securities		122,427		350,575		119,740		314,600
Interest of other AFS financial assets		441		2,181		1,787		2,770

Sub-total		122,910		353,036		121,958		318,244

HTM financial asset
Interest of securities		226,323		663,335		208,839		580,613
Loans and receivables
Interest on deposits		42,361		118,800		35,303		94,348
Interest on loans		3,260,515		9,424,996		2,904,190		8,899,325
Interest on other receivables		31,282		102,048		33,695		100,918

Sub-total		3,334,158		9,645,844		2,973,188		9,094,591

Total	~~W~~	3,844,466	~~W~~	11,144,145	~~W~~	3,476,630	~~W~~	10,535,958

(2) Interest expense incurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Interest on deposits	~~W~~	1,381,405	~~W~~	3,884,092	~~W~~	1,270,763	~~W~~	3,761,542
Interest on borrowings		199,912		603,600		184,385		555,362
Interest on debentures		374,424		1,172,774		464,867		1,395,570
Other interest expense		30,414		85,780		28,708		88,235

Total	~~W~~	1,986,155	~~W~~	5,746,246	~~W~~	1,948,723	~~W~~	5,800,709

32. NET FEE INCOME
(1) Fee income occurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Banking fees
Banking fees in KRW	~~W~~	157,736	~~W~~	447,202	~~W~~	134,544	~~W~~	404,046
Banking fees in foreign currencies		51,504		156,044		49,974		149,971
Guarantee fees		25,964		73,603		24,773		70,081
Fees from project financing		5,911		18,765		4,470		15,388

Sub-total		241,115		695,614		213,761		639,486

Other fees
Credit card fees		9,009		28,292		4,288		13,902
CMA management fees		1,373		4,218		1,483		4,704
Lease income		3,198		9,972		4,904		19,599
Brokerage fees		155,939		507,470		150,701		459,170
Others		31,284		93,460		32,838		93,320

Sub-total		200,803		643,412		194,214		590,695

Total	~~W~~	441,918	~~W~~	1,339,026	~~W~~	407,975	~~W~~	1,230,181

(2) Fee expense incurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Fees paid
Fees paid in KRW	~~W~~	25,781	~~W~~	68,851	~~W~~	16,934	~~W~~	61,821
Fees paid in foreign currencies		5,977		19,192		7,347		18,962

Sub-total		31,758		88,043		24,281		80,783

Other fees paid
Credit card commission		100,133		280,899		95,372		273,424
Brokerage commission		20,381		46,707		24,005		63,059
Others		(199)		9,825		480		3,923

Sub-total		120,315		337,431		119,857		340,406

Total	~~W~~	152,073	~~W~~	425,474	~~W~~	144,138	~~W~~	421,189

33. DIVIDEND INCOME
Dividend income are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Financial assets at FVTPL
Dividends in KRW	~~W~~	2,563	~~W~~	17,406	~~W~~	342	~~W~~	9,394
Dividends in foreign currencies		200		344		1		24

Sub-total		2,763		17,750		343		9,418

AFS financial assets
Dividends in KRW		12,526		140,820		32,839		152,075
Dividends in foreign currencies		367		1,907		234		1,769

Sub-total		12,893		142,727		33,073		153,844

Total	~~W~~	15,656	~~W~~	160,477	~~W~~	33,416	~~W~~	163,262

34. GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL
(1) Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2011				2010
		Three months	Nine months		Three months		Nine months
		ended	ended		ended		ended
		September 30	September 30		September 30		September 30
Gain (loss) on valuation and disposal of securities :
Gain (loss) on redemption of securities	~~W~~	(1,720)	~~W~~	16,239	~~W~~	(5,598)	~~W~~	(18,982)
Gain (loss) on transaction of securities		(75,948)		(92,017)		34,138		115,811
Gain (loss) on valuation of securities		(38,479)		(113,033)		128,129		198,141

Sub-total		(116,147)		(188,811)		156,669		294,970

Gain (loss) on derivatives :
Gain (loss) on transaction of derivatives
Interest rate derivatives		(18,183)		(50,754)		(106,236)		(149,818)
Currency derivatives		93,339		162,318		(151,651)		59,429
Stock equity derivatives		(9,993)		44,306		(3,878)		51,856
Other derivatives		(1,985)		7,551		1,624		12,904

Sub-total		63,178		163,421		(260,141)		(25,629)

Gain (loss) on valuation of derivatives
Interest rate derivatives		(21,391)		8,792		(25,930)		(152,000)
Currency derivatives		(42,623)		(43,757)		52,063		58,410
Stock equity derivatives		(443,024)		(455,248)		156,543		125,933
Other derivatives		(3,787)		(10,887)		(2,216)		(6,517)

Sub-total		(510,825)		(501,100)		180,460		25,826

Other financial assets held for trading :
Gain on transaction		50,376		48,685		12,211		31,104
Gain on valuation		47,045		78,356		(12,525)		11,436

Sub-total		97,421		127,041		(314)		42,540

Total	~~W~~	(466,373)	~~W~~	(399,449)	~~W~~	76,674	~~W~~	337,707

(2) Gain (loss) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months			Three months	Nine months
	ended		ended			ended	ended
	September 30		September 30			September 30	September 30
Gain on redemption of security in KRW	~~W~~	2,321	~~W~~	15,373	~~W~~	(10,645)	~~W~~	95,640
Loss on redemption of security in foreign currencies		—		—		—		(589)
Gain on transaction of security in KRW		—		2		—		1
Gain on transaction of security in foreign currencies		—		—		(610)		1,125
Gain (Loss) on valuation of security in KRW		(111,840)		(123,099)		48,153		(31,136)
Loss on transaction of other financial assets designated at FVTPL		(29,786)		(79,536)		(669)		(184,815)
Gain (loss) on valuation of other financial asset designated at FVTPL		588,382		658,017		(231,432)		(215,531)

Total	~~W~~	449,077	~~W~~	470,757	~~W~~	(195,203)	~~W~~	(335,305)

35. GAIN (LOSS) ON AVAILABLE FOR SALE FINANCIAL ASSETS
Gain (loss) on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Gain on redemption of security in KRW	~~W~~	—	~~W~~	41	~~W~~	3,515	~~W~~	2,886
Gain (loss) on redemption of security in foreign currencies		—		(4)		153		213
Gain on transaction of security in KRW		63,204		1,178,593		342,100		1,010,221
Gain on transaction of security in foreign currencies		4,117		15,809		1,014		16,064
Impairment gain (loss) on security in KRW		(33,321)		(131,429)		1,493		32,539
Impairment loss on security in foreign currencies		(2,234)		(21,829)		(1,199)		(32,037)

Total	~~W~~	31,766	~~W~~	1,041,181	~~W~~	347,076	~~W~~	1,029,886

36. PROVISIONS FOR LOANS, OTHER RECEIVABLES AND GUARANTEES
Provisions for loans, other receivables and guarantees recognized for credit loss is as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30

Bad debt expenses	~~W~~	564,603	~~W~~	1,747,169	~~W~~	595,629	~~W~~	2,187,371
Reversal of provision for bad debts		(22,753)		(84,345)		(39,107)		(130,361)

Sub-Total		541,850		1,662,824		556,522		2,057,010

Provision for guarantee provided		(95,571)		41,541		68,876		195,344
Reversal of provision for guarantee		1,475		(13,838)		(14,618)		(180,846)

Sub-Total		(94,096)		27,703		54,258		14,498

Provision for unused commitment provided		1,344		3,453		3,354		5,973
Reversal of provision for unused commitment		1,920		(8,097)		(11,027)		(46,694)

Sub-Total		3,264		(4,644)		(7,673)		(40,721)

Total	~~W~~	451,018	~~W~~	1,685,883	~~W~~	603,107	~~W~~	2,030,787

37. NET OTHER OPERATING INCOME (EXPENSE)
(1) Recognized other operating incomes are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Gain on transaction of FX	~~W~~	3,222,369	~~W~~	5,605,917	~~W~~	2,134,455	~~W~~	6,185,838
Rental fee income		3,220		12,683		5,762		14,111
Gain on transactions of loans and receivables		14,193		43,746		36,921		96,420
Gain on disposal of investment in jointly controlled entities and associates		304		34,094		154		175
Gain on disposal of fixed assets and other assets		8,358		15,591		5,186		9,672
Reversal of impairment loss of fixed assets and other assets		(1,380)		2,148		796		1,515
Gain on transactions of derivatives		—		233		8,327		13,291
Gain on valuations of derivatives		184,658		203,385		62,653		194,740
Gain on fair value hedged items		(3,041)		5,206		2,934		18,742
Reversal of other provisions		911		18,388		9,961		24,252
Others		15,992		42,586		11,723		51,548

Total	~~W~~	3,445,584	~~W~~	5,983,977	~~W~~	2,278,872	~~W~~	6,610,304

(2) Recognized other operating expenses are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Loss on transaction of FX	~~W~~	3,233,569	~~W~~	5,550,354	~~W~~	1,861,561	~~W~~	5,958,506
Contribution to miscellaneous funds		90,342		264,751		85,210		253,128
Deposit insurance premium		62,919		184,279		54,329		154,410
Donation		12,792		31,081		8,080		41,436
Loss on transactions of loans and receivables		10,274		158,074		25,829		137,992
Loss on disposal of joint controlling entity and associates		—		—		—		69
Loss on disposal of fixed assets and other assets		1,116		5,270		1,967		3,292
Impairment loss of fixed assets and other assets		(1,687)		10,334		3,516		11,153
Loss on transactions of derivatives		130		5,140		4,526		5,870
Loss on valuations of derivatives		(14,409)		640		14,218		25,224
Loss on fair value hedged items		161,350		185,194		58,147		227,905
Other provision provided		47,734		58,199		5,368		90,601
Others		22,018		52,829		20,951		64,848

Total	~~W~~	3,626,148	~~W~~	6,506,145	~~W~~	2,143,702	~~W~~	6,974,434

(3) Administrative expenses incurred are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Short term employee benefits	~~W~~	367,841	~~W~~	1,129,146	~~W~~	336,766	~~W~~	996,988
Retirement benefit service costs		47,009		128,031		42,205		99,459
Fringe benefits		90,301		276,315		85,448		256,597
Depreciation and amortization		67,590		200,377		65,378		186,135
Rent		58,511		172,030		55,614		165,391
Taxes and dues		38,027		129,032		34,923		113,231
Service charges		52,930		139,925		46,482		129,408
IT expenses		29,165		82,519		23,188		77,597
Telephone and communication expenses		17,991		49,426		15,148		49,057
Operating promotion expenses		19,333		47,753		14,296		38,022
Advertising		24,606		71,673		24,383		69,996
Printing		3,960		11,619		3,733		10,999
Traveling expenses		4,575		12,176		4,066		10,729
Supplies		2,668		7,943		2,809		7,397
Insurance premium		1,803		5,834		2,263		6,161
Others		70,617		247,060		53,742		186,921

Total	~~W~~	896,927	~~W~~	2,710,859	~~W~~	810,444	~~W~~	2,404,088

38. INCOME TAX EXPENSE
Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
Income before income tax	~~W~~	2,722,413	~~W~~	1,951,875
Tax expense at statutory tax rate of 24.2%		658,803		472,332
Tax effect on reconciling items to taxable income:
Non-taxable income / Non-deductible expenses		51,539		(37,173)

Income tax expense	~~W~~	710,342	~~W~~	435,159

Effective tax rate		26.09%		22.29%

39. EARNINGS PER SHARE (EPS)
Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit : Korean Won in millions except for EPS):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Net income attributable to common shareholders	~~W~~	485,546	~~W~~	1,780,458	~~W~~	480,189	~~W~~	1,234,038
Weighted average number of common shares outstanding	806,012,779 shares		806,012,779 shares		806,012,780 shares		806,012,780 shares
Basic EPS	~~W~~	602	~~W~~	2,209	~~W~~	596	~~W~~	1,531
Diluted earnings per share is equal to earnings per share because there is no dilution effect for the nine months ended September 30, 2011 and 2010.

40. CONTINGENT LIABILITIES AND COMMITMENTS
(1) Guarantees (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Confirmed guarantees :
Guarantee for debenture issuances	~~W~~	372	~~W~~	41,594
Guarantee for loans		235,442		177,276
Acceptances		842,136		771,313
Guarantee in acceptances imported goods		163,149		132,667
Other confirmed guarantees		9,891,138		9,122,841

Total		11,132,237		10,245,691

Unconfirmed guarantees :
Local letter of credit		1,081,394		962,904
Letter of credit		5,087,421		5,504,962
Other unconfirmed guarantees		3,683,908		3,678,567

Total	~~W~~	9,852,723	~~W~~	10,146,433

(2) Loan commitments and others (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Loan commitments	~~W~~	89,506,052	~~W~~	87,549,064
Endorsed notes without guarantee		8,737,752		8,986,091
Endorsed notes with guarantee		18,947		8,725
Other commitments		2,044,692		1,999,989

Total	~~W~~	100,307,443	~~W~~	98,543,869

(3) Litigation case
The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	September 30, 2011
	As plaintiff		As dependent
Number of cases	885 cases		299 cases
Amount of litigation	~~W~~	1,101,648	~~W~~	774,424
Allowances for litigations		—		267,977

	December 31, 2010
	As plaintiff		As dependent
Number of cases	4,058 cases		241 cases
Amount of litigation	~~W~~	943,174	~~W~~	426,551
Allowances for litigations		—		221,149
Allowances related to payment orders for unpaid credit card receivables to individuals as of September 30, 2011, is not included in above amounts, as the Group believes the financial impact of the outcome of the payment orders, will likely not have a material impact on the Group as of and for the nine months ended September 30, 2011.

41. RELATED PARTY TRANSACTIONS
Related parties of the Group and major transactions with related parties during the current and prior period are as follows:
(1) Related parties

Classification	Name of the company
Government related entity (Ultimate controlling party)	KDIC

Jointly controlled entities	Woori Aviva Life Insurance Co., Ltd., Woori Blackstone Korea Opportunity First and Woori Renaissance Holdings

Associates	Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd, Korea Finance Security, Kumho Tires Co., Inc, Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Bonghwang Semiconductor Yuhan Gongsa, Sempio Foods Co., Ltd, Seoul Lakeside Co., Ltd, United PF 1st Corporate Financial Stability, My Asset Manhattan Real Estate Investment Trust 1st, Woori SB Fifth Asset Securitization Specialty and 23 SPCs for the rest.
(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	September 30, 2011		December 31, 2010
Jointly controlled entities :
Available-for-sale financial assets	~~W~~	12,089	~~W~~	560
Loans and receivables		8,564		347
Other assets		1,010		1,428
Deposits liabilities		3,127		8,620
Other financial liabilities		—		137
Other liabilities		234		889
Associates :
Available-for-sale financial assets	~~W~~	57,419	~~W~~	41,110
Loans and receivables		529,809		355,614
Deposits liabilities		96,887		42,966
Provisions		64,138		57,823
Other financial liabilities		267		28
Other liabilities		40		8
(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
Jointly controlled entities :
Fee income	~~W~~	5,326	~~W~~	4,367
Other operating income		182		235
Interest expense		23		125
Fees expense		—		24
Other operating loss		102		68
Associates :
Fee income	~~W~~	1	~~W~~	1
Other operating gain		10		10
Interest expense		890		622
Other operating loss		330		170
(4) Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	September 30,2011		December 31, 2010
Kumho Tires Co., Inc.	~~W~~	4,844	~~W~~	4,844	Unconfirmed guarantees
”		—		819	Endorsed notes
”		14,056		15,889	Letter of credit
Sempio Foods Co., Ltd.		1,755		1,802	Letter of credit

(5)	Management compensation are as follows (Unit: Korean Won in millions):

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
Short term employee benefits	~~W~~	18,790	~~W~~	15,218
Severance payments		792		835
42. BUSINESS COMBINATION
The Company established Woori FG Savings Bank Co., Ltd. by funding ~~W~~110 billion of capital during the nine months ended September 30, 2011. On March 11, 2011, the Company entered into an agreement with KDIC to acquire assets and liabilities from Samhwa Saving Bank Co., Ltd. Subsequently, on March 16, 2011, Samhwa Saving Bank Co., Ltd. transferred its assets and liabilities to Woori FG Saving Bank Co., Ltd. in accordance with the agreement.

Acquiree	Samhwa Savings Bank Co., Ltd.

Date of acquisition	March 16, 2011, permitted by the Financial Services Commission (“FSC”)

The method of obtaining control over the transferred assets and liabilities	See above explanation

Expected synergy effects from combination	a. Operating synergy by acquiring another financial institution which is capable of absorbing various levels of customers

b. Acquiring a savings bank license

c. Acquiring a premium over other regions where the acquiree had operated
(1) Net assets acquired and goodwill recorded from the business combination above are as follows (Unit: Korean Won in millions):

	Amount
Financial assets at FVTPL	~~W~~	3,168
Available-for-sale financial assets		10,255
Held-to-maturity financial assets		376
Loans and receivables		715,128
Intangible assets (*)		10,915
Other assets		175

Total assets		740,017

Deposits due to customers		745,580
Other financial liabilities		33,287
Other liabilities		235

Total liabilities		779,102

Net liabilities acquired		(39,085)
Consideration		—

Goodwill recorded	~~W~~	39,085

(*)	~~W~~10,915 millions of the customer-related intangible asset (core deposit) has recognized in intangible assets.

43. OPERATING INCOME (EXPENSE)
The items reclassified from non-operating income or expense under Korean Generally Accepted Accounting Principles (“K-GAAP”) to operating income or expense under Korean International Financial Reporting Standards (“K-IFRS”) are as follows (Unit: Korean Won in millions):

	2011				2010
	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30		September 30		September 30		September 30
Gain on disposal of fixed assets and other assets	~~W~~	6,963	~~W~~	8,035	~~W~~	1,273	~~W~~	664
Rent		2,635		10,313		4,341		10,275
Donations		12,792		31,081		8,080		41,436
Other non-operating income (expense)		(3,331)		32,413		(13,734)		(12,498)

44. TRANSITION EFFECTS OF K-IFRS
The Group’s financial statements are prepared in accordance with the requirements of K-IFRS on or after January 1, 2010, the date of transition. The statements of financial position as of December 31, 2010 and September 30, 2010 and the statements of comprehensive income for the year ended December 31, 2010 and the nine months ended September 30, 2010, which are comparatively presented, were prepared in accordance with previous GAAP — K-GAAP, but were restated in accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standard.
In connection with the opening K-IFRS statements of financial position, the effects on the Group’s financial position, management performance and cash flows due to the adoption of K-IFRS are as follows:
(1) Significant differences between K-IFRS and K-GAAP

Classification		K-IFRS	Korean GAAP
First time of K-IFRS	Business Combination	K-IFRS 1103 Business Combinations retrospectively to past business combinations incurred prior to the transition date was not elected.	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net book value.	Not applicable

	Accumulated foreign currencies translation	Accumulated foreign currencies translation adjustments as of the transition date are reset to ‘zero’.	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1309 Financial instruments: Recognition and derecognition is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of AFS financial assets or financial assets/liabilities at fair value through profit or loss FVTPL is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS 1102 Stock-based payment is not allowed.	Not applicable

	Decommissioning and restoration liabilities included in the cost of tangible assets	Changes in a decommissioning and restoration liability at the transition date are added to or deducted from the cost of tangible assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 Lease, which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled entities and associates	When preparing separate financial statements in accordance with K-IFRS 1027 Consolidated and separate financial statements, net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Classification	K-IFRS	Korean GAAP
Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with the straight-line method within 20 years and impairment testing

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, held-to-maturity securities and loan and receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities.	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loan and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

Allowance for Bad Debts	Allowance should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.	Allowance for doubtful accounts to cover estimated losses on loans, based on rational and unbiased criteria, is recorded.

(It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory Fees or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a tangible asset.

Evaluation of Fixed Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Changes in Depreciation Methods.	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Classification	K-IFRS	Korean GAAP
Membership Deposit	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Retirement Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of allowance for guarantee loss or amortized cost.	Not applicable

Liability/equity Classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign Currencies Translation	Closing rates are used in translating the assets and liabilities of the statement of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of comprehensive income.

(2) Changes in consolidation scope
Consolidation subsidiaries’ change in scope due to adoption of K-IFRS at the date of transition, January 1, 2010, is as follow:

Classification	Reason	Name of the company
Included under K-IFRS	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations.	TY Second Asset Securitization Specialty, Kumho Trust 1st Co., Ltd., Asiana Saigon, An-Dong Raja 1st Co., Ltd., Swan SF Co., Ltd. Consus 8th LLC, Wooriship Mortgage 2nd Securitization Specialty, KAMCO Value Recreation 1st Securitization Specialty Co., Ltd., Woori Frontier Private Equity Securities, Woori Frontier Private Equity Securities Series D, Woori Frontier Private Equity Securities Series E, Woori More Conduit Co., Ltd.(M), Woori More Conduit Co., Ltd Series A, Woori More Conduit Co., Ltd. Series B, Woori More Conduit Co., Ltd. Series C, Woori IB Global Bond Co., Ltd., Purun Woori 1st Securitization Specialty Co., Ltd., Hyundai Glory Co., Ltd., KDB Capital First ABCP Co., Ltd., Vivaldi HL First ABCP Co., Ltd., Change up Series B, KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd., Euro Quant 2nd Co., Ltd., Hybrid 1st LLC, Consus 6th LLC, Hiking-Woori Capital, KIB invest, LLC, Hub 1st Co., Ltd., Hub Invest 2nd Co., Ltd., Woori Auto second Asset Securitization Specialty, Purun Woori 3rd Securitization Specialty Co., Ltd., Korea BTL Infrastructure Fund

Included under K-IFRS	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to lack of incorporation.	My Asset Private Equity Ace Securities 26th, Eugene Best Plan Private Equity Securities 31st, Prudential Private Equity Investment Trust 2nd, Consus Private Equity Securities Investment Trust 12th, KTB Smart 90 Private Equity Securities 4th, Woori Frontier Alpha Quant Private Equity 2nd, KTB Smart 90 Private Equity Securities 2nd, Mirae Asset Maps Alpha Arbitrage Private Equity, Eugene Pride Private Equity Securities Investment Trust 2nd (Bond), Yuri WB Private Equity Securities Investment Trust 1st (Bond), Hanvit Open-end High Yield HV-1st, Mid-Term D-2, Trustone Private Equity Securities Investment Trust 1st, GS Asset Distribution Private Equity Securities Investment Trust 1st, Woori Bank (Brain 1st), Woori Bank (Leo 1st), Woori Bank (Leo 2nd), Woori Supreme 1, Woori Bank (Gaul 1), Woori CS Ocean Bridge 7th, Woori Milestone Private Real Estate Fund 1st, Woori Milestone China Real Estate Fund 1st, Haeorum Short-Term 15th, G5 Pro Short-Term 13th, G6 First Class Mid-Term E-20, G15 First Class Mid-Term C-1, G3 First Class Mid-Term B-90, D First Class Mid-term C-151, Golden Bridge Sidus FNH video, Golden Bridge NHN Online Private Equity Investment, Consus Sakhalin Real Estate Investment Trust 1st, Mirae Asset Maps Platinum Alpha 2nd, Wise Private Equity Securities Investment Trust 24th, Woori Partner Plus Private Equity Securities 3rd, Hana UBS Private Equity Securities Investment Trust 8th, Hanwha Smart Private Equity Securities 19th, Woori Frontier Alpha quant Private Equity 3rd, Woori Partner Plus Private Equity Securities 4th, Say New Vesta Private Equity Securities 4th, My Asset Private Equity Ace Securities Investment Trust 28th, GS Gold Scope Private Bond Mix Investment Trust 1st, KTB Market Alpha Private Equity Securities Investment Trust 30-1st, GS Gold Scope Private Equity Securities Investment Trust 4th, Woori Investor Partner Private Equity Securities 1st, Kyongnam Bank (Estar) 2nd, Hana UBS Power Private Equity Securities 5th, Samsung Smart Private Equity Securities Investment Trust 1st, (Domestic) Seoul Dream More Private Equity 3rd, Heungkuk Hiclass 9th, Wise Private Equity Securities Investment Trust 15th, Wise Private Equity Securities Investment Trust 16th, My Private Equity Happy Tomorrow Special 1st, My Asset Manhattan Real Estate Investment Trust 1st, Hanvit High Yield, Hanvit 1.5Y High Yield L-1, Hanvit 2Y High Yield L-1, Twins Subordinated Debt 1th, Hanareum Short-Term L-12, Hanareum Short-Term HI 6, G Hanareum Short-Term HI6, G3 Pro Short-term 13, G4 Pro Short-Term 13, Kyobo First Class Short-Term B910, Kyobo Gulliver Short-Term E-201, Kyobo First Class Mid-Term E-209, Cho Hung Clover HYA1, G1 New Jump Long-Term Bond A-4th, Shinhan Special Long-term L-6, Best Optimax Mid-Term A3, Best Optimax Mid-Term III A1, Best Optimax Long-Term A1, Hanil 18M High Yield L01, Hanil 24M High Yield L-1, Kyobo First Class Long-Term E-203

Classification	Reason	Name of the company
Included under K-IFRS	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end	Woori AMC Co., Ltd., Woori F&I Eighth Asset Securitization Specialty, Woori F&I Ninth Asset Securitization Specialty, Woori F&I Eleventh Asset Securitization Specialty, Woori F&I Thirteenth Asset Securitization Specialty, Woori Investment Securities Int’l LTD., Woori Investment Securities America, INC., Woori CBV Securities Corporation, Woori Absolute Partners PTE Ltd., Woori Korindo Securities Indonesia, MARS INS 1st, Woori EL Co., Ltd., Global Technology Investment, High Technology Investment

Excluded under K-IFRS	Classified into a joint venture entity under K-IFRS, however, included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with Act on External Audit of Stock Companies under K-GAAP	Woori Aviva Life Insurance Co., Ltd, Woori Renaissance Holdings

Excluded under K-IFRS	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP	Woori Bank Preservation Trust of principal, Kyongnam Bank Preservation Trust of principal, Kwangju Bank Preservation Trust of principal
(3) Reconciliations to K-IFRS from Korean GAAP
 Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition) (Unit: Korean Won in millions):

	Korean GAAP		Transition effects		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	21,133,831	~~W~~	(16,783,776)	~~W~~	4,350,055	a
Financial assets at FVTPL		25,513,743		(663,544)		24,850,199	b
AFS financial assets		13,623,596		8,015,230		21,638,826	c
HTM financial assets		16,551,746		(598,037)		15,953,709	d
Loans and receivables		202,826,578		9,686,537		212,513,115	e
Investments in jointly controlled entities and associates		968,900		(313,179)		655,721	f
Investment properties		—		746,126		746,126	g
Fixed assets		2,820,417		274,611		3,095,028	h
Intangible assets		501,689		(186,502)		315,187	i
Other assets		750,819		(265,999)		484,820	j
Prepaid tax assets		22,524		5,679		28,203
Deferred tax assets		190,224		(116,123)		74,101	k
Derivative assets		—		107,490		107,490	l
Held-for-sale assets		—		28,423		28,423	m

Total assets	~~W~~	284,904,067	~~W~~	(63,064)	~~W~~	284,841,003

	Korean GAAP		Transition effects		K-IFRS		Ref.
Financial liabilities at FVTPL	~~W~~	8,746,732	~~W~~	1,668,338	~~W~~	10,415,070	n
Deposits due to customers		178,660,922		(1,734,054)		176,926,868	o
Borrowings		31,118,699		1,336,308		32,455,007	p
Debentures		36,689,067		(4,115,088)		32,573,979	q
Provisions		798,914		(105,392)		693,522	r
Retirement benefit obligation		163,154		(40,143)		123,011	s
Tax liabilities		130,326		(2,455)		127,871
Other financial liabilities		11,811,981		(586,677)		11,225,304	t
Other liabilities		735,498		68,993		804,491	u
Deferred tax liabilities		61,643		180,153		241,796	v
Derivative liabilities		—		41,236		41,236	w

Total liabilities	~~W~~	268,916,936	~~W~~	(3,288,781)	~~W~~	265,628,155

Capital stock	~~W~~	4,030,077	~~W~~	—	~~W~~	4,030,077
Capital surplus		179,488		985		180,473	x
Other equity		1,165,165		80,376		1,245,541	y
Retained earnings		8,346,186		934,161		9,280,347	z
Non-controlling interest		2,266,215		2,210,195		4,476,410	aa

Total equity	~~W~~	15,987,131	~~W~~	3,225,717	~~W~~	19,212,848

Transition effects on financial position
a. Cash and cash equivalents

The Group reclassified Money Market Funds (the “MMF”), negotiable Certificate of Deposit (the “CD”), and deposits from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables, respectively. As a result, cash and cash equivalents are decreased by ~~W~~16,480,174 million; along with a decrease of ~~W~~303,602 million due to the change in the scope of consolidation.
b. Financial assets at FVTPL

The Group set or reclassified some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified f hedging derivative assets to separate derivative assets (not FVTPL). As results, the Group recognized increase of
~~W~~1,285,787 million in financial assets at FVTPL and decrease of ~~W~~80,897 million of derivative assets, respectively. In addition, net asset is decreased by ~~W~~75,643 million due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of embedded derivatives. Furthermore, ~~W~~1,792,791 million of financial assets at FVTPL is decreased due to the change in the scope of consolidation.
c. AFS financial assets

The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of ~~W~~7,093,224 million in AFS financial assets. In addition, a decrease of ~~W~~33,372 million has been recognized due to the difference in the accounting policy of the reversal of impairment loss on equity impairment under K-IFRS and K-GAAP. Furthermore, net asset is increased by
~~W~~955,378 million due to change in scope of consolidation.
d. HTM financial assets

A decreases of ~~W~~598,037 million has been recognized due to change in scope of consolidation.
e. Loans and receivables

The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the Group reclassified prepaid rental expense to other assets. As a result, an increase of ~~W~~8,923,528 million has been recognized. Additionally, ~~W~~424,233 million of net asset has increased due to derived differences between scope and calculation method of bad debt allowances. Furthermore, loans and receivables have been increased by ~~W~~338,776 million due to the change in the scope of consolidation.

f. Investments in jointly controlled entities and associates

Some parts of securities under equity method have been reclassified to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of ~~W~~313,179 million in investments in jointly controlled entities and associates.
g. Investment properties

The Group reclassified ~~W~~542,248 million of non-operative fixed assets under K-GAAP to investment property. Furthermore, investment properties have been increased by ~~W~~203,878 million due to the change in the scope of consolidation.
h. Fixed assets

The Group reclassified non-operative fixed assets under K-GAAP to investment property and also reclassified assets held for sales from fixed assets to held-for-sale assets. As a result, a decrease of ~~W~~548,922 million has been recognized in the fixed assets. In addition, net asset has increased by ~~W~~850,428 million due to the adjustment on acquisition cost fixed assets derived from the revaluation of fixed assets (lands, buildings) and reserve of provisions for restoration. Furthermore, fixed assets have been decreased by ~~W~~26,895 million due to the change in the scope of consolidation.
i. Intangible assets

The Group reclassified ~~W~~55,241 million of membership deposits from deposits to intangible assets. Additionally, intangible assets have been increased by ~~W~~3 million due to adjustment on the valuation and amortization and have been decreased by
~~W~~241,746 million due to the change in the scope of consolidation.
j. Other assets

Other assets have been decreased by ~~W~~296,696 million due to the change in the scope of consolidation. Additionally,
~~W~~30,697 million of other asset is increased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.
k. Deferred tax assets

The Group has recognized a decrease of ~~W~~116,123 million of deferred tax asset due to the variation of assets and liabilities from the differences of standards.
l. Derivative assets

The Group has been reclassified ~~W~~80,897 million of the hedging instruments to derivative assets. In addition, an increase in
~~W~~24,089 million of derivative assets has been recognized due to the differences in the scope of hedge accounting between K-IFRS and KGAAP. Furthermore, the derivative assets have been increased by ~~W~~2,504 million due to the change in the scope of consolidation.
m. Held-for-sale assets

The Group reclassified held-for-sale assets of ~~W~~23,804 million from fixed assets to held-for-sale assets.. In addition, the held-for-sale assets have been increased by ~~W~~4,619 million due to the change in the scope of consolidation.
n. Financial liabilities at FVTPL

The Group designated some of bonds as financial liabilities at FVTPL and reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase in ~~W~~1,659,880 million of financial liabilities at FVPTL has been recognized. Additionally, ~~W~~8,458 million of financial liabilities at FVPTL has increased due to change in the scope of consolidation.
o. Deposits due to customers

The Group reclassified ~~W~~239,250 million of accrued interest related to CD to deposit due to customers. ~~W~~1,973,304 million of deposits due to customers is decreased due to the change in the scope of consolidation
p. Borrowings

The liabilities have increased by ~~W~~1,336,308 million in Borrowings due to the change in the scope of consolidation.

q. Debentures

The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decrease in ~~W~~1,709,332 million of debentures has been recognized. Additionally, the Group reclassified ~~W~~2,384,801 million of hybrid equity securities from bond to non-controlling interest. The debentures have been increase by ~~W~~287,167 million due to differences in the scope of hedge accounting between K-IFRS and KGAAP. Furthermore, the debentures have been increased by ~~W~~266,212 million due to the change in the scope of consolidation.
r. Provisions

Provision has been decreased by ~~W~~47,629 million due to the differences between scope of provision for unused line of credit and payment guarantee, and calculation method. In addition, the provisions have been decreased by ~~W~~57,763 million due to the change in the scope of consolidation.
s. Retirement benefit obligation

Retirement benefit obligation has been decreased by ~~W~~7 million due to differences between calculation methodology of retired benefit obligation. In addition, the retirement benefit obligation have been decreased by ~~W~~40,136 million due to the change in the scope of consolidation.
t. Other financial liabilities

The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized the accrued interest expense related to CD as deposits due to customers. As a result, an increase of ~~W~~836,188 million in other financial liabilities has been recognized. In addition, the Other financial liabilities have been decreased by ~~W~~1,267,994 million due to the change in the scope of consolidation. Decreased amount of net asset valuation is ~~W~~154,871 million.
u. Other liabilities

The ~~W~~70,791 million of other liabilities have been increased due to the reclassification from advanced rental income and provisions for point rewards earned by credit card customers under K-GAAP, partially to other liabilities and deferred gains and losses among the advanced income for each. In addition, ~~W~~1,798 million of other liabilities has been decreased due to the change in the scope of consolidation.
v. Deferred tax liabilities

An increase of ~~W~~180,153 million in the deferred tax liabilities has been recognized due to the changes in assets and liabilities which were derived from the differences between K-IFRS and K-GAAP.
w. Derivative liabilities

The Group reclassified risk hedge accounting to derivative liabilities from financial liabilities at FVTPL. As a result, an increase of
~~W~~49,456 million in derivative liabilities has been recognized. In addition, derivative liabilities have been increased by
~~W~~5,879 million due to the difference between K-IFRS and K-GAAP about scope of hedging accounting and decreased by ~~W~~14,099 million due to the change in the scope of consolidation.
x. Capital surplus

Capital surplus has been decreased by ~~W~~104,914 million due to the differences in the recognition of deferred tax asset between
K-IFRS and K-GAAP. In addition, the capital surplus has been increased by ~~W~~105,899 million due to the change in the scope of consolidation.
y. Other equity

Other equity has been increased by ~~W~~80,376 million due to the differences in the calculation method of fair valuation of financial assets and its reclassification.
z. Retained earnings

Retained earnings have been increased by ~~W~~934,161 million due to change in the scope of consolidation and differences from
K-GAAP to K-IFRS.
aa. Non-controlling interests

The Group reclassified hybrid equity securities from debentures to non-controlling interest, as a result, the increase of
~~W~~2,384,800 million has been recognized. In addition, ~~W~~174,605 million of the non –controlling interests are decreased due to the change in the scope of consolidation.

‚ Financial position as of September 30, 2010 and operational results adjustment for the three months and the nine months ended September 30, 2010 are as follows (Unit: Korean Won in millions):

	Korean GAAP		Transition effects		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	22,138,028	~~W~~	(18,974,309)	~~W~~	3,163,719	a
Financial assets at FVTPL		25,089,004		(1,458,843)		23,630,161	b
AFS financial assets		16,838,830		7,306,532		24,145,362	c
HTM financial assets		22,149,573		(784,467)		21,365,106	d
Loans and receivables		205,139,949		14,261,269		219,401,218	e
Investments in jointly controlled entities and associates		959,602		(275,617)		683,985	f
Investment properties		—		657,085		657,085	g
Fixed assets		2,905,055		193,775		3,098,830	h
Intangible assets		411,682		(116,268)		295,414	i
Other assets		774,574		(283,415)		491,159	j
Prepaid tax assets		6,657		(158)		6,499
Deferred tax assets		157,433		(58,339)		99,094	k
Derivative assets		—		239,840		239,840	l
Held-for-sale assets		—		91,661		91,661	m

Total assets	~~W~~	296,570,387	~~W~~	798,746	~~W~~	297,369,133

Financial liabilities at FVTPL	~~W~~	8,257,055	~~W~~	1,446,711	~~W~~	9,703,766	n
Deposits due to customers		183,737,994		(1,580,432)		182,157,562	o
Borrowings		31,043,364		1,661,710		32,705,074	p
Debentures		36,448,512		(3,967,382)		32,481,130	q
Provisions		976,088		(249,118)		726,970	r
Retirement benefit obligation		55,138		1,714		56,852	s
Tax liabilities		122,338		(1,652)		120,686
Other financial liabilities		18,712,665		(273,149)		18,439,516	t
Other liabilities		317,574		91,551		409,125	u
Deferred tax liabilities		105,652		222,167		327,819	v
Derivative liabilities		—		3,904		3,904	w

Total liabilities	~~W~~	279,776,380	~~W~~	(2,643,976)	~~W~~	277,132,404

Capital stock	~~W~~	4,030,077	~~W~~	—	~~W~~	4,030,077
Capital surplus		158,588		21,776		180,364	x
Other equity		893,677		132,016		1,025,693	y
Retained earnings		9,308,389		1,125,291		10,433,680	z
Non-controlling interest		2,403,276		2,163,639		4,566,915	aa

Total equity	~~W~~	16,794,007	~~W~~	3,442,722	~~W~~	20,236,729

Transition effects on financial position
a. Cash and cash equivalents

The Group reclassified MMF, negotiable CD), and deposits from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables. As a result, the cash and cash equivalents are decreased by ~~W~~19,218,878 million; along with a increase of
~~W~~244,569 million due to the change in the scope of consolidation.
b. Financial assets at FVTPL

The Group set or reclassified some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified hedging derivative assets to separate derivative assets (not FVTPL). As result, the Group recognized increase of
~~W~~1,102,376 million in financial assets at FVTPL and decrease of ~~W~~209,966 million of derivative assets, respectively. In addition, net asset is decreased by ~~W~~130,109 million due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of embedded derivatives. Furthermore, ~~W~~2,221,144 million is decreased due to the change in the scope of consolidation.
c. AFS financial assets

The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of ~~W~~6,329,525 million in AFS financial assets. In addition, a decrease of ~~W~~31,628 million has been recognized due to the GAAP difference reversal of impairment loss on equity investment. Furthermore, net asset is increased by ~~W~~1,008,635 million due to change in scope of consolidation.
d. HTM financial assets

A decrease of ~~W~~784,467 million has been recognized due to change in scope of consolidation.
e. Loans and receivables

The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the Group reclassified prepaid rental expense to other assets. As a result, an increase of ~~W~~13,485,707 million has been recognized. Additionally, ~~W~~529,509 million of net asset has increased due to derived differences between scope and calculation method of bad debt allowances. Furthermore, loans and receivables have increased by ~~W~~246,053 million due to the change in the scope of consolidation.
f. Investments in jointly controlled entities and associates

Some parts of securities under equity method have been reclassified to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of
~~W~~275,617 million in investments in jointly controlled entities and associates.
g. Investment property

The Group reclassified ~~W~~507,042 million of non-operative fixed assets under K-GAAP to investment property. Furthermore, investment properties have been increased by ~~W~~150,043 million due to the change in the scope of consolidation.
h. Fixed assets

The Group reclassified non-operative fixed assets under K-GAAP to investment property and also reclassified assets held for sales from fixed assets to held-for-sale assets. As a result, a decrease of ~~W~~516,256 million has been recognized in the fixed assets. In addition, net asset has increased by ~~W~~866,205 million due to fixed assets’ adjustment on acquisition cost of the fixed assets derived from revaluation of fixed assets (lands, buildings) and reserve of provisions for restoration. Furthermore, fixed assets have been decreased by ~~W~~156,174 million due to the change in the scope of consolidation.

i. Intangible assets
The Group reclassified ~~W~~66,073 million of membership deposits from deposits to intangible assets. Additionally, intangible assets have been increased by ~~W~~2,493 due to valuation and amortization and have been decreased by ~~W~~184,834 million due to the change in the scope of consolidation.
j. Other assets
Other assets have been decreased by ~~W~~272,553 million due to the change in the scope of consolidation. Additionally,
~~W~~10,862 million of other assets is decreased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.
k. Deferred tax assets
The Group has recognized a decreased of ~~W~~58,339 million in deferred tax assets due to the variation of assets and liabilities from the differences of standards.
l. Derivative assets
The Group has been reclassified ~~W~~209,966 million of hedging instruments to derivative assets. In addition, an increase in
~~W~~32,000 million of derivative assets has been recognized due to derived differences in the scope of hedge accounting between K-IFRS and KGAAP. Furthermore, the derivative assets have been decreased by ~~W~~2,126 million due to the change in the scope of consolidation.
m. Held-for-sale assets
The Group reclassified held-for-sale assets of ~~W~~46,379 million from fixed assets to held-for-sale assets. In addition, the held-for-sale assets have been increased by ~~W~~45,282 million due to the change in the scope of consolidation.
n. Financial liabilities at FVTPL
The Group designated some of bonds as financial liabilities at FVTPL and reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase in ~~W~~1,385,484 million of financial liabilities at FVTPL has been recognized. Additionally, ~~W~~61,227 million of financial liabilities at FVTPL has increased due to change in the scope of consolidation.
o. Deposits due to customers
The Group reclassified ~~W~~1,764,680 million of accrued interest related to CD to deposit due to customers. ~~W~~184,248 million of deposits due to customers is increased due to the change in the scope of consolidation
p. Borrowings
The liabilities have been increased by ~~W~~1,661,710 million of borrowing due to the change in the scope of consolidation.
q. Debentures
The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decrease in ~~W~~1,484,861 million has been recognized. Additionally, the Group reclassified ~~W~~2,384,801 million of hybrid equity securities from bond to non-controlling interest. The debentures have decrease by ~~W~~276,102 million due to the difference in the scope of hedge accounting from between K-IFRS and KGAAP. Furthermore, the debentures have increased by ~~W~~178,382 million due to the change in the scope of consolidation.
r. Provisions
Provision has been decreased by ~~W~~225,623 million due to the differences in the scope of provision for unused line of credit and payment guarantee, and calculation method between K-GAAP & K-IFRS. In addition, the provisions have been decreased by
~~W~~23,495 million due to the change in the scope of consolidation.

s. Retirement benefit obligation

Retirement benefit obligation has been increased by ~~W~~8,543 million due to the differences in the calculation methodology of retired benefit obligation between K-GAAP and K-IFRS. In addition, the retirement benefit obligation have been decreased by
~~W~~6,829 million due to the change in the scope of consolidation.
t. Other financial liabilities

The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized accrued interest expense related to CD as deposits due to customers. As a result, an increase in ~~W~~1,745,881 million of other financial liabilities has been recognized in other financial liabilities. In addition, the other financial liabilities have been decreased by ~~W~~1,898,562 million due to the change in the scope of consolidation. Decreased amount of net asset valuation is ~~W~~120,468 million.
u. Other liabilities

The ~~W~~90,385 million of other liabilities have been increased due to the reclassification from advanced rental income and provisions for point rewards earned by credit card customers under K-GAAP, partially to other liabilities and deferred gains and losses among the advanced income for each. In addition, the ~~W~~1,166 million of other liabilities has been increased due to the change in the scope of consolidation.
v. Deferred tax liabilities

An increase in ~~W~~227,167 million of the deferred tax liabilities has been recognized due to the changes in assets and liabilities which were derived from the differences between K-IFRS and K-GAAP.
w. Derivative liabilities

The Group reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase in ~~W~~21,062 million of derivative liabilities has been. In addition, the derivative liabilities have been decreased by ~~W~~2,062 million and ~~W~~15,096 million due to the difference in the scope of hedging accounting between K-IFRS and K-GAAP about scope of and the change in the scope of consolidation, respectively.
x. Capital surplus

Capital surplus has been decreased by ~~W~~84,752 million due to the differences in the recognition of deferred tax asset between
K-IFRS and K-GAAP. In addition, the capital has been increased by ~~W~~106,528 million due to the change in the scope of consolidation.
y. Other equity

Other equity has been increased by ~~W~~132,016 million due to the differences from the calculation method of fair valuation of financial assets and its reclassification between K-IFRS and K-GAAP.
z. Retained earnings

Retained earnings have been increased by ~~W~~1,125,291 million due to change in the scope of consolidation between K-IFRS and KGAAP.
aa. Non-controlling interests

A change of ~~W~~2,163,639 million has been recognized due to reclassified hybrid equity securities from debentures to non-controlling interests, and the change in the scope of consolidation.

<Operational results adjustment for the nine months ended September 30, 2010>

	Korean GAAP		Transition effects		K-IFRS		Ref.
Net interest income	~~W~~	4,768,401	~~W~~	(33,152)	~~W~~	4,735,249
Interest income		10,601,107		(65,149)		10,535,958	a
Interest expense		5,832,706		(31,997)		5,800,709	b
Net fees income		853,361		(44,369)		808,992	c
Dividends income		70,415		92,847		163,262	d
Gain on financial assets at FVTPL		109,023		(106,621)		2,402	e
Gain on AFS financial assets		807,522		222,364		1,029,886	f
Gain (loss) on HTM financial assets		130		(109)		21
Impairment on credit loss		2,111,999		(81,212)		2,030,787	g
Other operating income (expense)		(2,957,631)		189,413		(2,768,218)	h

Operating income		1,539,222		401,585		1,940,807
Share of profits of jointly controlled entities and associates		45,857		(34,789)		11,068	i

Net income before taxes		1,585,079		366,796		1,951,875
Income tax expense		411,858		23,301		435,159	j

Net income		1,173,221		343,495		1,516,716

Net income attributable to shareholders		1,040,956		193,082		1,234,038
Net income attributable to the non-controlling interests		132,265		150,413		282,678
Other comprehensive Income		(262,161)		36,051		(226,110)	k

Total comprehensive Income	~~W~~	911,060	~~W~~	379,546 ~~W~~		1,290,606

Comprehensive income attributable to shareholders		779,664		238,360		1,018,024
Comprehensive income of attributable to the non-controlling interests	~~W~~	131,396	~~W~~	141,186	~~W~~	272,582

Transition effects on operational results
a. Interest income

Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables. As a result, an decrease of ~~W~~24,907 million has been recognized in interest income. Furthermore, ~~W~~40,242 million decreased due to the change in the scope of consolidation.
b. Interest expense

The Group has reclassified hybrid securities from corporate bond under K-GAAP to non-controlling interests; as such related interest income is included in gain or loss on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currencies denominated financial liabilities result in a change in interest expense. As a result, a decrease of ~~W~~22,809 million has been recognized in interest expense. Furthermore, interest expense has decreased by ~~W~~9,188 million due to the change in the scope of consolidation.
c. Net fees income

Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract are deferred and recognized using the effective interest rate method. As a result, a decrease of ~~W~~37,036 million has been recognized in net fees income. In addition, ~~W~~7,333 million has decreased due to the change in the scope of consolidation.

d. Dividend income

The Group has recognized an increase of ~~W~~92,847 million due to the variation of the scope of consolidation.
e. Gain on financial assets at FVTPL

Reclassification of financial instruments and fair value measurement result in a change in financial assets = and accordingly a decrease of ~~W~~2,107 million has been recognized in the gain on financial assets at FVTPL. In addition, ~~W~~104,514 million has decreased due to the change in the scope of consolidation.
f. Gain on AFS financial assets

Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly, a increase of ~~W~~151,801 million has been recognized in the gain on AFS financial assets. In addition, ~~W~~70,563 million has increased due to the change in the scope of consolidation.
g. Impairment on credit loss

Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss and accordingly, a decrease of ~~W~~138,010 million has been recognized in the impairment on credit loss. In addition, ~~W~~56,798 million has increased due to the change in the scope of consolidation.
h. Other operating income (expense)

The exchange rate applied when translating and trading gain or loss on foreign currencies, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense, and defined benefit plan altered other operating income or expense. As a result, an increase of ~~W~~73,499 million has been recognized in other operating income (expense). In addition,
~~W~~115,914 million has increased due to the change in the scope of consolidation.
i. Share of profits of jointly controlled entities and associates

~~W~~34,789 million decreased due to the change in the scope of consolidation.
j. Income tax expense

Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense and accordingly, an increase of ~~W~~23,301 million has been recognized in income tax expense.
k. Other comprehensive income

~~W~~36,051 million has increased due to the reasons such as reclassification of financial assets and gap derived from fair value valuation.

<Operational results adjustment for the three months ended September 30, 2010>

	Korean GAAP		Transition effects		K-IFRS		Ref.
Net interest income	~~W~~	1,558,257	~~W~~	(30,350)	~~W~~	1,527,907
Interest income		3,504,859		(28,229)		3,476,630	a
Interest expense		1,946,602		2,121		1,948,723	b
Net fees income		287,481		(23,644)		263,837	c
Dividends income		9,665		23,751		33,416	d
Gain on financial assets at FVTPL		(76,200)		(42,329)		(118,529)	e
Gain on AFS financial assets		227,971		119,105		347,076	f
Gain (loss) on HTM financial assets		—		—		—
Impairment on credit loss		499,003		104,104		603,107	g
Other operating income (expense)		(771,518)		96,244		(675,274)	h

Operating income		736,653		38,673		775,326
Share of profits of jointly controlled entities and associates		6,767		1,603		8,370	i

Net income before taxes		743,420		40,276		783,696
Income tax expense		202,160		2,565		204,725	j

Net income		541,260		37,711		578,971

Net income attributable to shareholders		508,514		(28,325)		480,189
Net income attributable to the non-controlling interests		32,746		66,036		98,782
Other comprehensive Income		(32,023)		(93,948)		(125,971)	k

Total comprehensive Income	~~W~~	509,237	~~W~~	(56,237)	~~W~~	453,000

Comprehensive income attributable to shareholders		473,403		(107,703)		365,700
Comprehensive income of attributable to the non-controlling interests	~~W~~	35,834	~~W~~	51,466	~~W~~	87,300

Transition effects on operational results
a. Interest income

Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables. As a result, an increase of ~~W~~3,506 million has been recognized in interest income. Furthermore, ~~W~~31,735 million decreased due to the change in the scope of consolidation.
b. Interest expense

The Group has reclassified hybrid securities from corporate bond under K-GAAP to non-controlling interests; as such related interest income is included in gain or loss on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currencies denominated financial liabilities result in a change in interest expense. As a result, an decrease of ~~W~~3,274 million has been recognized in interest expense. Furthermore, interest expense has increased by ~~W~~5,395 million due to the change in the scope of consolidation.
c. Net fees income

Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract are deferred and recognized using the effective interest rate method. As a result, a decrease of ~~W~~22,794 million has been recognized in net fees income. In addition, ~~W~~850 million has decreased due to the change in the scope of consolidation.
d. Dividend income

The Group has recognized an increase of ~~W~~23,751 million due to the variation of the scope of consolidation.

e. Gain on financial assets at FVTPL

Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly an increase of by ~~W~~21,462 million has been recognized in the gain on financial assets at FVTPL. In addition, ~~W~~63,791 million has decreased due to the change in the scope of consolidation.
f. Gain on AFS financial assets

Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly, a increased of ~~W~~120,433 million has recognized in the gain on AFS financial assets. In addition, ~~W~~1,328 million has decreased due to the change in the scope of consolidation.
g. Impairment on credit loss

Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss and accordingly, a increase of ~~W~~108,844 million has been recognized in the impairment on credit loss. In addition, ~~W~~4,740 million has decreased due to the change in the scope of consolidation.
h. Other operating income (expense)

The exchange rate applied when translating and trading gain or loss on foreign currencies, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense and defined benefit plan altered other operating income or expense. As a result, an increase of ~~W~~145,804 million has been recognized in other operating income (expense). In addition,
~~W~~113,670 million has decreased due to reclassification. Furthermore, ~~W~~64,110 million has increased due to the change in the scope of consolidation.
i. Share of profits of jointly controlled entities and associates

~~W~~1,603 million increased due to the change in the scope of consolidation.
j. Income tax expense

Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense and accordingly, a increase of ~~W~~2,565 million has been recognized in income tax expense.
k. Other comprehensive income

~~W~~47,320 million has increased due to the reasons such as reclassification of financial assets and gap derived from fair value valuation. In addition, ~~W~~141,268 million decreased due to the change in the scope of the consolidation.

ƒ Financial position as of December 31, 2010 and operational results for the year ended December 31, 2010 are as follows (Unit: Korean Won in millions):

	Korean GAAP		Transition effects		K-IFRS		Ref.
Cash and cash equivalents	~~W~~	21,380,236	~~W~~	(17,896,829)	~~W~~	3,483,407	a
Financial assets at FVTPL		23,342,622		(1,505,675)		21,836,947	b
AFS financial assets		17,837,389		4,507,309		22,344,698	c
HTM financial assets		20,707,723		(822,164)		19,885,559	d
Loans and receivables		203,116,580		15,062,927		218,179,507	e
Investments in jointly controlled entities and associates		925,115		(180,271)		744,844	f
Investment properties		—		643,271		643,271	g
Fixed assets		2,886,096		211,282		3,097,378	h
Intangible assets		393,695		(98,559)		295,136	i
Other assets		630,718		(251,860)		378,858	j
Prepaid tax assets		12,358		(2,790)		9,568
Deferred tax assets		195,025		(136,320)		58,705	k
Derivative assets		—		131,511		131,511	l
Held-for-sale assets		—		87,926		87,926	m

Total assets	~~W~~	291,427,557	~~W~~	(250,242)	~~W~~	291,177,315

Financial liabilities at FVTPL	~~W~~	7,336,796	~~W~~	1,501,485	~~W~~	8,838,281	n
Deposits due to customers		187,009,289		(1,581,664)		185,427,625	o
Borrowings		32,867,935		1,397,727		34,265,662	p
Debentures		33,010,262		(3,899,622)		29,110,640	q
Provisions		1,024,157		(263,102)		761,055	r
Retirement benefit obligation		71,393		(1,444)		69,949	s
Tax liabilities		176,318		(2,358)		173,960
Other financial liabilities		12,608,626		(1,001,293)		11,607,333	t
Other liabilities		311,951		87,238		399,189	u
Deferred tax liabilities		92,052		120,482		212,534	v
Derivative liabilities		—		5,339		5,339	w

Total liabilities		274,508,779		(3,637,212)		270,871,567

Capital stock		4,030,077		—		4,030,077
Capital surplus		158,608		21,497		180,105	x
Other equity		887,054		155,959		1,043,013	y
Retained earnings		9,463,067		1,026,272		10,489,339	z
Non-controlling interest		2,379,972		2,183,242		4,563,214	aa

Total capital	~~W~~	16,918,778	~~W~~	3,386,970	~~W~~	20,305,748

Transition effects on financial position
a. Cash and cash equivalents

The Group reclassified MMF, negotiable CD), and deposits from cash equivalents to financial assets at FVTPL, AFS financial assets or loans and receivables. As a result, the cash and cash equivalents are decreased by ~~W~~17,982,821 million; along with an increase of ~~W~~85,992 million due to the change in the scope of consolidation.
b. Financial assets at FVTPL

The Group set or reclassified some part of cash equivalents and AFS security to financial assets at FVTPL. Additionally, the Group reclassified hedging derivative assets to separate derivative assets (not FVTPL). As results, the Group recognized increase of
~~W~~1,050,803 million in financial assets at FVTPL and decrease of ~~W~~117,109 million of derivative assets, respectively. In addition, net asset decreased by ~~W~~154,649 million due to differences derived from fair valuation such as credit risk adjustment of derivatives and valuation of embedded derivatives. Furthermore, ~~W~~2,284,720 million of financial assets at FVTPL is decreased due to the change in the scope of consolidation.

c. AFS financial assets

The Group reclassified MMF, negotiable CD from cash equivalent to AFS financial assets. Additionally, the Group set or reclassified some part of AFS securities to financial assets at FVTPL. As a result, the Group recognized increase of ~~W~~3,698,168 million in AFS financial assets. In addition, a decrease of ~~W~~16,057 million has been recognized due to the difference in the reversal of impairment loss on equity investment between K-IFRS and K-GAAP. Furthermore, net asset increased by ~~W~~825,198 million due to change in scope of consolidation.
d. HTM financial assets

A decreases in the ~~W~~822,164 million of HTM financial assets has been recognized due to change in scope of consolidation.
e. Loans and receivables

The Group reclassified financial instruments’ scope of deposits from cash equivalents to loans and receivables. And the Group reclassified prepaid rental expense to other assets. As a result, an increase of ~~W~~14,145,178 million has been recognized. Additionally, ~~W~~358,387 million of net asset has increased due to the differences in the scope of bad debt allowance and calculation method. Furthermore, loans and receivables have been increased by ~~W~~559,362 million due to the change in the scope of consolidation.
f. Investments in jointly controlled entities and associates

Some parts of securities under equity method have been classified to consolidation subsidiaries, and some other parts have been reclassified from consolidation subsidiaries to securities under equity method. As a result, the Group recognizes a decrease of
~~W~~180,271 million in investments in jointly controlled entities and associates.
g. Investment properties

The Group has reclassified ~~W~~498,390 million of non-operative fixed assets under K-GAAP to investment property. Furthermore, investment properties have been increased by ~~W~~144,881 million due to the change in the scope of consolidation.
h. Fixed assets

The Group reclassified non-operative fixed assets under K-GAAP to investment property and also reclassified assets held for sales from fixed assets to held-for-sale assets. As a result, a decrease of ~~W~~506,319 million has been recognized in the fixed assets. In addition, net asset has been increased by ~~W~~865,376 million due to the adjustment on acquisition cost of fixed assets derived from the revaluation of fixed assets (lands, buildings) and reserve of provisions for restoration. Furthermore, fixed assets have been decreased by ~~W~~147,775 million due to the change in the scope of consolidation.
i. Intangible assets

The Group reclassified ~~W~~68,757 million of membership deposits from deposits to intangible assets. Additionally, intangible assets have been increased by ~~W~~3,560 million due to the adjustment on the valuation and amortization and have been decreased by
~~W~~170,876 million due to the change in the scope of consolidation.
j. Other assets

Other assets have been decreased by ~~W~~266,405 million due to the change in the scope of consolidation. Additionally,
~~W~~14,545 million of other assets is increased as a result of the Group’s reclassification of prepaid rental expenses from rental deposit refundables to other assets.
k. Deferred tax assets

The Group has recognized a decrease in ~~W~~136,320 million of deferred tax assets due to the variation of assets and liabilities from the differences of standards.
l. Derivative assets

The Group has been reclassified ~~W~~117,109 million of the hedging instruments to derivative assets. In addition, an increase in
~~W~~15,159 million of derivative assets has been recognized due to the differences in the scope of hedging accounting between K-IFRS and KGAAP. Furthermore, the derivative assets have been decreased by ~~W~~757 million due to the change in the scope of consolidation.

m. Held-for-sale assets

The Group reclassified held-for-sale assets of ~~W~~43,330 million from fixed assets to held-for-sale assets. In addition, the held-for-sale assets have been increased by ~~W~~44,596 million due to the change in the scope of consolidation.
n. Financial liabilities at FVTPL

The Group designated some of bonds as financial liabilities at FVTPL and reclassified risk hedge accounting based derivative liabilities not to FVTPL financial liabilities but to derivative liabilities. As a result, an increase in ~~W~~1,429,232 million of financial liabilities at FVTPL has been recognized. Additionally, the ~~W~~72,253 million of financial liabilities at FVTPL has been increased due to change in the scope of consolidation.
o. Deposits due to customers

The Group reclassified ~~W~~107,388 million of accrued interest related to CD to deposit due to customers. The ~~W~~1,689,052 million of deposits due to customers is decreased due to the change in the scope of consolidation
p. Borrowings

Borrowings have been increased by ~~W~~1,397,727 million due to the change in the scope of consolidation.
q. Debentures

The Group appointed some parts of debentures as financial liabilities at FVTPL; thus a decrease in ~~W~~1,436,308 million of debentures has been recognized. Additionally, the Group reclassified ~~W~~2,653,560 million of hybrid equity securities from bond to non-controlling interest. The debentures have increase by ~~W~~16,012 million due to the difference in the scope of hedge accounting between K-IFRS and KGAAP. Furthermore, the debentures have increased by ~~W~~201,234 million due to the change in the scope of consolidation.
r. Provisions

Provision has been decreased by ~~W~~249,554 million due to the differences of the scope of provision for unused line of credit and payment guarantee, and calculation method. In addition, the provisions have been decreased by ~~W~~13,548 million due to the change in the scope of consolidation.
s. Retirement benefit obligation

Retirement benefit obligation has been increased by ~~W~~3,676 million due to derived differences between calculation methodology of retired benefit obligation. In addition, the retirement benefit obligation have been decreased by ~~W~~5,120 million due to the change in the scope of consolidation.
t. Other financial liabilities

The Group has considered advanced rental income from other financial liabilities to other liabilities and recognized the accrued interest expense related to CD as deposits due to customers. As a result, an increase of ~~W~~1,049,134 million in other financial liabilities has been recognized. In addition, the other financial liabliites have been decreased by ~~W~~1,930,192 million due to the change in the scope of consolidation. Decreased amount of net asset valuation is ~~W~~120,235 million.
u. Other liabilities

~~W~~93,626 million of other liabilities have been increased due to the reclassification from advanced rental income and provisions for point under K-GAAP, partially to other liabilities and deferred gains and losses among the advanced income for each. In addition,
~~W~~6,388 million has decreased due to the change in the scope of consolidation.
v. Deferred tax liabilities

An increase of ~~W~~120,482 million in the deferred tax liabilities has been recognized due to the changes in assets and liabilities which were derived from the differences between K-IFRS and K-GAAP
w. Derivative liabilities

The Group reclassified risk hedge accounting to derivative liabilities from financial liabilities at FVTPL. As a result, an increase of
~~W~~24,577 million in derivative liabilities has been recognized. In addition, derivative liabilities have been decreased by ~~W~~398 million and ~~W~~18,840 million due to the difference in the scope of hedging account between K-IFRS and K-GAAP and due to the change in the scope of consolidation, respectively.

x. Capital surplus

Capital surplus has been decreased by ~~W~~134,858 million due to the differences in the recognition of deferred tax asset between K-IFRS and K-GAAP. In addition, the capital surplus has been increased by ~~W~~156,355 million due to the change in the scope of consolidation.
y. Other equity

Other equity has been increased by ~~W~~155,959 million due to the differences of the calculation method of fair valuation of financial assets and its reclassification.
z. Retained earnings

Retained earnings have been increased by ~~W~~1,026,272 million due to change in the scope of consolidation between K-IFRS and KGAAP.
aa. Non-controlling interests

The Group reclassified hybrid equity securities from debentures to non-controlling interest, as a result, the change of
~~W~~2,658,258 million has been recognized. In addition, ~~W~~475,016 million of non-controlling interests is decreased due to the change in the scope of consolidation.
<Operational results for the year ended December 31, 2010>

	Korean GAAP		Transition effects		K-IFRS		Ref.
Net interest income	~~W~~	6,463,940	~~W~~	(40,795)	~~W~~	6,423,145
Interest income		14,171,615		(114,388)		14,057,227	a
Interest expense		7,707,675		(73,593)		7,634,082	b

Net fees income		1,145,544		(29,770)		1,115,774	c
Dividends income		84,921		115,859		200,780	d
Gain on financial assets at FVTPL		41,574		(42,050)		(476)	e
Gain on AFS financial assets		833,641		239,828		1,073,469	f
Gain (loss) on HTM financial assets		130		(109)		21
Impairment on credit loss		2,743,062		129,881		2,872,943	g
Other operating income (expense)		(4,068,382)		197,481		(3,870,901)	h

Operating income		1,758,306		310,563		2,068,869
Share of profits of jointly controlled entities and associates		36,845		(6,919)		29,926	i

Net income before taxes		1,795,151		303,644		2,098,795
Income tax expense		495,541		2,580		498,121	j

Net income		1,299,610		301,064		1,600,674

Net income attributable to shareholders		1,194,979		93,877		1,288,856
Net income attributable to the non-controlling interests		104,631		207,187		311,818
Other comprehensive Income		(266,495)		70,054		(196,441)	k

Total comprehensive Income	~~W~~	1,033,115	~~W~~	371,118	~~W~~	1,404,233

Comprehensive income attributable to shareholders		927,256		164,018		1,091,274
Comprehensive income of attributable to the non-controlling interests	~~W~~	105,859	~~W~~	207,100	~~W~~	312,959

Transition effects on operational results
a. Interest income

Changes in a consolidation scope altered interest income. Also, amortization cost using the effective interest rate regarding deferred fee income of loans and receivables and unwinding effect, unpaid interest fluctuation of impaired receivables. As a result, an decrease of ~~W~~52,831 million has been recognized in interest income. Furthermore, ~~W~~61,557 million decreased due to the change in the scope of consolidation.
b. Interest expense

The Group has reclassified hybrid securities from corporate bond under K-GAAP to non-controlling interests, related interest income is included in gain or loss on non-controlling interests. In addition, amortized interest expenses regarding financial liabilities and exchange rate applied when translating interest expense of foreign currencies denominated financial liabilities result in a change in interest expense. As a result, a decrease of ~~W~~41,533 million has been recognized in interest expense. Furthermore, interest expense has decreased by ~~W~~32,060 million due to the change in the scope of consolidation.
c. Net fees income

Changes in a consolidation scope altered net fees income. Fees in accordance with loans and receivables and financial guarantee contract are deferred and recognized using the effective interest rate method. As a result, a decrease of ~~W~~22,234 million has been recognized in net fees income. In addition, ~~W~~7,536 million has decreased due to the change in the scope of consolidation.
d. Dividend income

The Group has recognized an increase of ~~W~~115,859 million due to the variation of the scope of consolidation.
e. Gains on financial assets at FVTPL

Reclassification of financial instruments and fair value measurement result in a change in financial assets accordingly, an increase of ~~W~~39,600 million has been recognized in the gain on financial assets at FVTPL. In addition, ~~W~~81,650 million has decreased due to the change in the scope of consolidation.
f. Gains on AFS financial assets

Reclassification of financial instruments and fair value measurement result in a change in financial assets and accordingly, a increase of ~~W~~166,790 million has been recognized in the gain on AFS financial assets. In addition,~~W~~73,038 million has increased due to the change in the scope of consolidation.
g. Impairment on credit loss

Calculation methodology and a consolidation scope of provisions, allowance for unused commitment and payment guarantee result in a change in credit loss and accordingly, an increase of ~~W~~79,887 million has been recognized in the impairment on credit loss.
In addition, ~~W~~49,994 million has increased due to the change in the scope of consolidation.
h. Other operating income (expense)

The exchange rate applied when translating and trading gain or loss on foreign currencies, re-measurement of tangible assets regarding fluctuating value of depreciation, annual leave compensation expense, and defined benefit plan altered other operating income or expense. As a result, an increase of ~~W~~228,015 million has been recognized in other operating income (expense). In addition,
~~W~~152,416 million has decreased due to reclassification. Furthermore, ~~W~~121,882 million has increased due to the change in the scope of consolidation.
i. Share of profits of jointly controlled entities and associates

~~W~~6,919 million decreased due to the change in the scope of consolidation.
J. Income tax expense

Changes in deferred tax asset and liability due to the fluctuating value of asset and liability altered income tax expense and accordingly, an increase of ~~W~~2,580 million has been recognized in income tax expense.
k. Other comprehensive income

~~W~~71,645 million has increased due to the reasons such as reclassification of financial assets and gap derived from fair value valuation. In addition, ~~W~~1,591 million has decreased due to the change in the scope of the consolidation.

„ Details of cash flow adjustments
In accordance with K-IFRS, the Group adjusted cash flows of relevant revenue (expense) and assets (liabilities) to separately present interest receivables, interest payment, dividend income, and current tax that were not presented separately under K-GAAP. There is no other significant difference between the statements of cash flows presented under the provisions of K-IFRS and K-GAAP.
45. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.
(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.
(3) In addition on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and Implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.